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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sabcorp Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 03841 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw
DAT : 10/26/06

Tabcorp

Concise Annual Report 2006

Playmakers

Tabcorp is one of the largest gambling and entertainment groups in the world and is creating the bigger better game for all stakeholders by delivering:

- Superior value for shareholders;
- Exciting and compelling products and services for customers;
- Rewarding environment for employees at the top of their game; and
- Commitment to its partners and the communities in which it operates.

2000

Acquired Structured Data Systems Pty Ltd.

Added research and development capabilities for networked wagering, gaming and keno systems and new animated racing games.

Share price(i): $9.60

1999

Acquired Star City hotel and casino in NSW.

Increased product diversity and added casino and hospitality capabilities.

Share price(i): $10.18

1994

Listed on the Australian Stock Exchange.

Started the journey with only the Victorian wagering and gaming operations.

Share price at listing: $2.25











Notice of AGM

The Annual General Meeting of Tabcorp Holdings Limited will be held at the Grand Waldorf Ballroom, Carlton Crest Hotel, 65 Queens Road, Melbourne, Victoria, at 10.00 am on Monday 27 November 2006.

Tabcorp Holdings Limited
ACN 063 780 709

2003

Merged with Jupiters Limited.

Becoming Australia's premier gambling and entertainment group.

Expanding casino, gaming and keno operations in Queensland and keno in NSW.

Share price(i): $10.77

2004

Acquired Tab Limited.

Australia's largest wagering operator and increasing diversity with associated media and gaming operations.

Share price(i): $14.24

2006

Alignment for future growth.

Align the organisation to capitalise on the Group's diversity, market leadership and capabilities. Embark on the next phase of growth as one of the top gambling and entertainment groups in the world.

Share price(i): $15.20

(i) as at 30 June







Contents


Playmakers...
creating the bigger better game.

Our focus

Who we are

The Tabcorp Group is Australia's premier gambling and entertainment group and one of the world's largest publicly listed gambling companies. The Group has transformed into a unique business with a combination of wagering, media, gaming, network games and casinos.

Our aim

Tabcorp aspires to be a world leader in gambling and entertainment, delivering first-class products and services with the highest level of integrity - a business that sets itself apart through customer-centricity, diversification and focus on responsible gambling.

Our diverse business

Tabcorp offers a diverse range of gambling and entertainment products that is unrivalled by any competitor.

Casinos

- Four properties in two states:
  - 475 tables*
  - 4,636 electronic gaming machines (EGMs)*
  - 1,399 hotel rooms
- Over 50,000 visitors per day

Gaming

- 13,614 EGMs in 265 Victorian Tabaret venues
- Over 1.44 million customers

Network Games

- Keno terminals in 2,098 venues in three states

Wagering

- Totalizator and fixed odds betting in approximately 2,700 retail outlets in Victoria and NSW
- On-course, internet and phone
- Over 1.6 million customers
- 350,000 account holders

Media

- Sky Channel broadcasting to more than 5,000 commercial outlets
- Sky Channel into 1.4 million Australian homes
- 2KY radio broadcasting 100 race meetings to millions of customers per week

International

- Providing Keno lottery system and technical services in China

* Maximum permitted under licences

Our strategies

Tabcorp's strategic focus is on both organic and inorganic growth opportunities.

Organic growth

Tabcorp seeks to drive growth in its existing businesses, with particular focus on:

- Developing a customer centric culture fostered through an acute appreciation of customer needs;
- Leveraging the expertise, enthusiasm and energy of its people;
- Delivering "best in class" customer experiences;
- Creating innovative products and services to remain ahead of the competition;
- Operational excellence in delivery;
- Expanding core capabilities and expertise; and
- Leveraging scale and diversity.

Inorganic growth

Tabcorp seeks to explore both domestic and international merger and acquisition opportunities that:

- Enhance shareholder value;
- Are within Tabcorp's core competencies of gambling, entertainment and hospitality;
- Enable Tabcorp to export its core capabilities and replicate its base business model; and
- Focus on a few priority markets that give Tabcorp an international presence.

Our key performance indicators

Tabcorp continuously tracks its performance and aims to deliver:

- Top quartile shareholder returns;
- A great place to work by offering employees opportunities to grow and develop;
- The best gambling and entertainment experience to customers; and
- A responsible environment that is valued by the communities in which it operates.

Our values

Performance is framed by Tabcorp's core values:

- Teamwork;
- Integrity;
- Performance;
- Customer; and
- Innovation.


Playmakers...
working together to lead the game.

Our performance



- Net profit after tax (before losses from non-recurring items of $3.9 million) up 7.0% to $547.3 million
- Net operating revenue (before non-recurring items) up 2.1% to $3778.6 million
- Earnings before interest and taxation (EBIT) (before non-recurring items) up 3.4% to $939.7 million
- Final dividend of 45 cents per share fully franked up 4 cents
- Full year dividend of 89 cents per share fully franked up 8 cents
- Earnings per share (before non-recurring items) up 5.3% to 104.3 cents
- Revenue from sportsbetting grew 28.5% to $67.6 million, boosted by the $11.6 million in revenue from the World Cup in the 2006 financial year
- The Tab Limited systems integration is scheduled to be completed in September 2006 and the synergies target remains unchanged at $34.9 million
- Finalising the commercial pilot for the China Keno project and developing a plan for the post pilot terminal rollout
- Resolved split picture issue and all races have returned to Sky Channel, resulting in an increase in wagering turnover
- Taxes on gambling paid by Tabcorp businesses up 2.8% to $1208 million
- Income of $503.4 million generated for the Victorian and New South Wales racing industries
- The Tabcorp Group contributed $84.2 million to state community benefit funds in Australia

Net profit after tax before non-recurring items
$ Million

278.9
270.6
370.7
512
547
01/02
02/03
03/04
04/05
05/06

Net operating revenue before non-recurring items
$ Million



3,742*
1275
3,818^
1330



1,933
612
1,906
631
2,448+
1065
917
848
936
1010
1046
404
427
447
1320
1319
10
9
01/02
02/03
03/04
04/05
05/06

Casinos
- Gaming & Network Games
- Wagering
- Media
- International

+ Total for 03/04 excludes unallocated revenue totalling $15.6m.
* Total for 04/05 excludes unallocated / elimination revenue totalling $39.7m.
^ Total for 05/06 excludes unallocated / elimination revenue totalling $39.3m.

Earnings per share before non-recurring items
Cents per share



74.3
76.4
91.1
99.0
104.3
01/02
02/03
03/04
04/05
05/06

Dividends per share
Cents per share (fully franked)



63
67
71
81
89
01/02
02/03
03/04
04/05
05/06

+7.0%
Net profit after tax (before non-recurring items)
2006: $547.3 million
2005: $511.7 million

+9.9%
Full year dividend (cents per share fully franked)
2006: 89 cents
2005: 81 cents

+0.7%
Average compliance with wagering and gaming responsible gambling point of sale requirements
2006: 98.3%
2005: 97.6%

+4.0%
Improvement in the engagement of employees recorded through the Tabcorp Employee Opinion Survey



Playmakers – people at the top of their game.

From the Chairman

Since Tabcorp's commencement twelve years ago, following the privatisation of the government-owned Victorian Totalizator Agency Board, the Company has grown through a combination of acquisitions and sustained growth in existing core businesses.

The Company is at the forefront of Australia's gambling and entertainment industry, conducting a unique and diverse range of operations spread across Australia's eastern states.

Tabcorp is one of Australia's largest listed companies with a market capitalisation of around $8 billion and employing over 11,000 people.

For the financial year ended 30 June 2006, the Group achieved record net profit after tax of $547.3 million (excluding losses from non-recurring items of $3.9 million), an increase of 7.0% on the previous financial year. Earnings per share before non-recurring items increased 5.3% on the prior year to 104.3 cents.

The Group declared total dividends for the full year of 89 cents per share fully franked, an increase of 8 cents or 9.9% on the prior year. The Board aims to provide shareholders with a steady and rising stream of dividends, commensurate with Tabcorp's earnings and cash flow requirements and prevailing financial conditions.

These dividends, together with growth in Tabcorp's share price, continue to enhance the value of shareholders' investments. $1,000 invested in Tabcorp at the time of its float in 1994 would have grown to $11,063 as at the date of this report, assuming an after tax position for individual investors and the reinvestment of all dividends. This represents a compound annual growth rate of 23.9%. In comparison, the Australian Stock Exchange All Ordinaries Accumulation Index grew by 12.8% per annum, over the same period.

The Company considered carefully the opportunity to bid for the development of an Integrated Resort in Singapore. It was an exciting project which attracted interest from leading casino operators throughout the world. Due to increased development costs, construction and revenue risks and the potential returns and time lines for the project, the Board determined in December 2005 not to proceed.

Throughout most of the 2005/06 financial year the wagering business was affected adversely by the TVN "split picture" issue which caused inconvenience and irritation to our customers. It also resulted in reduced financial returns to the racing industry. It was pleasing that the issues were resolved in May 2006 and the recovery in wagering turnover commenced immediately.

In June 2006 Tabcorp announced a takeover offer for UNiTAB, the Queensland based wagering and gaming company. One of the conditions of the offer was that Tabcorp had to gain certain approvals from the Australian Competition and Consumer Commission (ACCC). In early August Tabcorp offered court enforceable undertakings to address issues raised by the ACCC. In August the ACCC announced that it would oppose the takeover and as a consequence, the Board decided to withdraw the offer.

A key focus for the Tabcorp Group is the renewal of our Victorian gaming, wagering and Keno licences, which expire in 2012. During the year Tabcorp made substantive public submissions to the Victorian Government in respect of the structure and funding of the industry. Our focus was on:

- A continuous commitment to the responsible service of gambling;
- Maintaining the highest levels of efficiency, probity and transparency for gambling operators; and
- Ensuring the proceeds of gambling are distributed appropriately.

Tabcorp has consistently demonstrated its ability to lead the industry in providing a sustainable industry that benefits all stakeholders.

During the financial year Tabcorp's businesses contributed $1,208 million in gambling taxes to the State governments in Queensland, Victoria and New South Wales and generated $503.4 million in income for the Victorian and New South Wales racing industries. In addition, the Company supported numerous charities and not for profit organisations across Australia and overseas (refer to page 21 of this report for further details).

The Tabcorp Group is committed to the long term sustainability of its operations for the benefit of all stakeholders. The Tabcorp Responsible Gambling Code was reviewed during the year with the assistance of KPMG and the revitalised Code was rolled out to ensure that the highest standards continue to be maintained across the Group (for further details refer to page 20 of this report). Tabcorp's leadership in the area of responsible gambling, together with its long term commitment to social, workplace, environmental, community and corporate governance matters, continues to be recognised by the Company's inclusion in the:

- Reputex Socially Responsible Investment Index;
- Dow Jones Sustainability Index; and
- FTSE4Good Index.

The Tabcorp Group remains focussed on delivering first class gambling entertainment and leisure experiences for the enjoyment of customers.

The Company continues to evaluate other growth opportunities that complement Tabcorp's strategies, competencies and business profile. However, Tabcorp will only invest in businesses where value can be realised for the benefit of the Company and its shareholders.

Michael Robinson AO
Chairman

24 August 2006



"Focussed on delivering first class gambling entertainment and leisure experiences for the enjoyment of customers"

Managing Director's review (continued)

Some of the 2006 year highlights:

- Negotiations between Tabcorp and New Zealand I ıcing Board led to a Memorandum of Understanding to reate new benefits for the Australian and New Zealand ıcing industries, customers and Tabcorp.

- All race pictures returned to Sky Channel and wag ring turnover recovering.
- Revenue from sportsbetting increased 28.5% to $67.6 million, boosted by the $11.6 million in reven ꞉ from the World Cup in the 2006 financial year.
- The Tab Limited systems integration is scheduled be completed in September 2006 and the synergies t ˈget remains unchanged at $34.9 million.
- Total International Rebate Business (IRB) revenue $57.1 million, boosted by the recommencement of e IRB at Star City on 1 January 2006.
- The $53.5 million upgrade at Conrad Jupiters on th Gold Coast is on budget and scheduled for an ope ng in October.
- Tabcorp being an official partner of the Melbourn 2006 Commonwealth Games.
- Taxes on gambling paid by Tabcorp businesses – u 2.8% to $1,208 million. Income generated for the V torian and NSW racing industries – $503.4 million.
- The Tabcorp Group contributed $84.2 million to st e community benefit funds in Australia.

Corporate performance

Tabcorp recorded a 7.0% increase in net profit after tax (excluding losses from non-recurring items of $3.9 million) to $547.3 million for the full year to 30 June 2006.

Normalised net profit after tax before non-recurring items was up 4.0% to $535.8 million. Earnings per share before non-recurring items increased 5.3% on the prior corresponding period to 104.3 cents and, on a normalised basis, up 2.4% to 102.1 cents.

Despite a tough and challenging year, Tabcorp has delivered a solid result demonstrating the robust nature of the business, the value of diversification and the commitment of employees.

The result is a reflection of the great contribution made by everyone across the organisation. We have a great team of people at Tabcorp and everyone in the team has contributed to achieving these results in what has been a tough year.

The Company has benefited from tight cost control and synergies across the businesses, helping to deliver the 7.0% increase in net profit after tax (before non-recurring items) for the year. Underlying EBIT growth for the Company was 3.4% and would have been 5.1% if the gaming machine levy in Victoria had not been doubled.

This demonstrates that even with 'head winds' from the increased gaming machine levy, the negative impact in our wagering business due to the split-picture and smoking bans and refurbishments impacting the Casinos Division, the underlying performance of the business has been solid.

During the financial year, Tabcorp launched "Project Align". The focus of Project Align is to drive the maximum value from the current portfolio of businesses that have been acquired in the past seven years. Tabcorp will maximise revenue from our combined customer base of two million people across Australia's eastern seaboard and seek to capture additional cost opportunities available post integration of Jupiters Limited and Tab Limited.

Tabcorp is financially strong and in a great position to build on our diversified portfolio of gambling entertainment businesses to create further value for shareholders. We have some fantastic expertise in our core businesses of gaming, casinos, wagering and media that will be applied to growing customer relationships in Australia and selectively expanding into international markets.





Casinos Division

The Casinos Division achieved EBIT (before non-recurring items) of $423.3 million, up 9.9%. This reflects good growth in non-rebate table gaming revenue, the first six months of Star City's re-entry into the International Rebate Business and a turnaround in the win rates experienced in the IRB. The international business recorded revenues of $57.1 million. Net operating revenue for the Casinos Division increased 4.3% over last year, to $1,337.3 million for the period.

Revenue at Star City Casino improved 1.3% driven by good growth in table games (rebate and non-rebate) and hotel revenue. Additional smoking bans and disruption from the $53.5 million upgrade at Conrad Jupiters led to a 2.2% reduction in revenue at the property on a normalised basis, however, the refurbishment is on budget and on schedule for an opening in October. Solid revenue growth of 3.8% was achieved at Conrad Treasury and 0.2% revenue growth at Jupiters Townsville.

The popularity of Poker and Mini Baccarat has assisted in attracting new customers to all casinos. All Queensland properties had prepared for complete smoking bans in main gaming rooms from 1 July 2006 with refurbishments and creation of new balconies for smokers. Star City is continuing its preparations for 100% non-smoking on the main gaming floor from the middle of next year. The Gold Coast Convention and Exhibition Centre added 24,000 room nights to Conrad Jupiters and hosted 225 events for the year.

Our sponsorship of major Queensland sporting events such as the Magic Millions and the Indy 300 motor racing event on the Gold Coast are a hallmark of the support this Company invests to boost tourism in the region.

We are very proud of the many travel and industry awards that our hotels and restaurants were awarded during the year. These awards provide tremendous recognition for our people working in our properties and for the facilities that we offer our customers.

Tabcorp announced several new appointments in the Casinos Division to place more emphasis on customers and products and achieve greater organisational alignment to generate growth across its casino and hotel businesses. One of the key changes is the creation of a dedicated strategy team within the casinos operation to provide innovation and extra drive for our products and relationships with customers. The organisational changes will further boost Tabcorp's significant commitment to its Casinos Division headquarters in Queensland.

The Casinos Division contributed $12.1 million to community benefit funds during the period.

Gaming and Network Games Division

The Gaming division achieved EBIT (excluding non-recurring items) of $260.2 million, up 0.3%. Earnings growth would have been 6.3% if the gaming machine levy had not been doubled from 1 July 2005. Net operating revenue increased by 3.6% to $1,046.2 million. Revenue from Victorian gaming was up 3.4% reflecting improving customer demand, better products and customer service. Tabaret venues maintained market share for the period and higher customer service standards at venues has led to a 12% increase in the number of registered Tabaret members.

The Gaming division continues to invest in the latest games and machines with 3,632 new machines and games being introduced to the Victorian gaming network. The Cash Express hyperlink jackpot product continues to be very popular with customers, with 1,296 hyperlink machines operating across 193 venues at 30 June 2006. About 63% of the gaming machines in the Tabcorp network are now jackpot machines. Some 68 venues were refurbished and three new venues opened during the period. Victoria's Tabaret hotel venues contributed $67.1 million to the State's Community Support Fund.

Wagering Division

In the Wagering Division, the business achieved EBIT (before non-recurring items) of $219.1 million, down 2.4%. Total net operating revenue declined by 0.1% to $1,318.6 million with the split racing vision impacting wagering revenue on all three racing codes in both NSW and Victoria.

The Tab Limited integration is tracking well with the proposed systems integration scheduled for September. Forecast annual synergies are targetted to be $34.9 million, after taking into account delays with co-pooling and an increase in systems development costs. The organisation and management structures that have been put in place are working well and our focus is to drive domestic growth in the wagering markets and pursue regulatory approvals to permit pooling between Victoria and New South Wales.

One of the highlights of the year was the success of sportsbetting. Record turnover was achieved from the 2006 World Cup, with total sales of $97 million producing a 77% increase in sales compared to the 2002 World Cup. The 2006 World Cup was a huge success, with 10,500 new TAB Sportsbet accounts opened and 25% of bets placed during the month-long football carnival were from first time punters. Revenue from sportsbetting grew 28.5% in a very competitive market, with NSW revenue up 28.2% and Victorian revenue up 29.3%.

"Tabcorp has delivered a solid result demonstrating the robust nature of the business, the value of diversification and the commitment of employees"



Managing Director's review (continued)

Tabcorp was pleased that all races returned to Sky Channel, Australia's national racing broadcaster. Tabcorp supports the further development of ThoroughVisioN (TVN) as the dedicated thoroughbred racing channel. The return of all races to Sky Channel has led to a recovery in wagering turnover and we expect this to continue to build over the coming months.

Revenue from parimutuel wagering on racing declined by 1.8%, with Victorian revenue up 0.5% on the same period last year, however NSW was down 3.0% as a result of a stronger impact from the split racing vision, together with the commencement of partial smoking bans in licensed venues from July 2005.

Trackside, the animated racing game, continues to grow in popularity in Victoria with revenue growth of 21.2%.

Media Division

The Media Division posted EBIT (excluding non-recurring items) of $43.4 million, up 5.1% by successfully reducing costs through operational efficiencies.

The growth in Sky commercial venue subscriber numbers was good, despite the split racing picture issue, plus new initiatives such as the launch of a mobile phone application using 3G, internet streaming, expansion of international operations and expanded coverage of local and international racing. Strong cost control, despite additional coverage hours and the introduction of new distribution channels, contributed to EBIT growth.

International Division

The International Division, which was created as a stand alone division during the year, incurred a $6.3 million loss. The rollout of the commercial pilot for the Keno lottery system in China continues with 218 terminals installed in 217 venues across 25 provinces as part of a joint venture between Tabcorp International and China LotSynergy Limited.

The joint venture company, Tabcorp International Hong Kong, is working with the customer, Beijing Lottery Online Technology Co, to finalise the commercial pilot and develop a plan for the post pilot terminal rollout. Tabcorp International Hong Kong is also working with Beijing Lottery Online Technology Co to develop an integrated marketing and sales program that supports the terminal rollout plan.

On 9 December 2005, Tabcorp withdrew from the bidding process for Singapore's Marina Bay Integrated Resort. The development costs of the Integrated Resort project had risen significantly since the Company's initial expression of interest in the project and that factor coupled with the risks, potential returns and timelines, determined the decision to withdraw from the Singapore Integrated Resort process.

Responsible gambling

Tabcorp's approach towards the responsible service of gambling is driven from our model of developing and maintaining long-term customer relationships in the interest of a sustainable gambling entertainment business.

Since 2004 the Dow Jones Sustainability Index has rated Tabcorp as the global leader in the promotion of responsible gaming, which recognises the effort and focus that the Company has invested in this area. We are very proud of this achievement.

Tabcorp has dedicated senior responsible gambling managers working across its businesses to strengthen the Company's approach and understanding of problem gambling. This year, Tabcorp released a revised responsible gambling code, which now encompasses all parts of our business.

Tabcorp was a proud supporter and organiser of Victoria's inaugural Responsible Gambling Awareness Week in June 2006. Week-long campaigns dedicated to Responsible Gambling Awareness were also held at each of our Casino properties in the past year.

We will continue our vigorous and proactive approach to developing and implementing responsible gambling initiatives across the Group and in our investment to improve the training and education of our employees. Tabcorp is mindful of the need for a collaborative approach to responsible gambling and will continue to consult and work in partnership with government, counselling services and the community on measures that will underline our leadership in the responsible service of gambling.



Corporate social responsibility

Our commitment to corporate social responsibility has been recognised by several well known investment indices such as the Reputex Socially Responsible Investment (SRI) Index, the Dow Jones Sustainability Index and the FTSE4Good Index.

Tabcorp aims to deliver its products with the highest levels of integrity. We understand that corporate social responsibility is in the best interests of our shareholders, employees and is fundamental for sustainability. As part of our ongoing commitment in this area, we will develop a formal corporate social responsibility framework for the Tabcorp Group and we are currently undertaking internal and external stakeholder consultations to gain a better understanding of what we currently do well in areas such as community, environment, responsible gambling, and employee relations to determine appropriate benchmarks for improvement.

Customer focus

One of our key objectives is to continue building a strong customer service culture across the Company, so we can clearly understand what our customers want, and then deliver, day in, day out.

We are reviewing customer management projects from all divisions so Tabcorp can act on what we've learned about our customers across the Group and create a single customer development roadmap for the whole Group.

Work is being conducted to profile customers who seek or use a range of gambling entertainment products, so we can identify how best to reach these customers and service them more effectively.

This is an important step in the process for Tabcorp to fulfil our ambition of becoming a truly customer-centric company. It demonstrates a commitment to Tabcorp becoming a market leader in customer service and innovation.

Gaming and Wagering Licence review

The renewal of Tabcorp's gaming and wagering licences, which expire in 2012, is a key focus for the Company. The Victorian Government has started a consultative review of gambling in the State and a decision on the post-2012 structure will be announced in 2007 with the awarding of licences to follow. We were encouraged by the strong acknowledgement of the success of the current licence structures and support for the status quo that came from the public submission process. Tabcorp is in a strong position to retain its gaming and wagering licences, having demonstrated high levels of integrity and delivery of superior value to all stakeholders and as one of the incumbent licence holders.

Tabcorp outlook

Tabcorp is committed to increasing efficiency, accelerating growth and strengthening its capability across its portfolio of businesses. Financial discipline will always be our key to running the most successful and diversified gambling and entertainment business in Australia.

Every step that we take is driven from the perspective of delivering long-term, sustainable value for our shareholders.

Matthew Slatter
Managing Director and Chief Executive Officer

24 August 2006

"Tabcorp is committed to increasing efficiency, accelerating growth and strengthening its capability across its portfolio of business"



"Our focus is on developing leaders right across the organisation who have the capability, energy and passion to drive others towards the achievement of our aspirations"

Walter Bugno, Chief Executive Casinos



Casinos



CONRAD
JUPITERS

CONRAD
TREASURY

Jupiters

Summary of business

Tabcorp's Casinos Division leads the market with:

- 4 casinos (maximum of 475 tables and 4,636 electronic gaming machines permitted under licences);
- 43 restaurants and bars;
- 1,399 hotel rooms;
- 3 theatres;
- Conference and banquet facilities; and
- Managing 2 entertainment and convention centres.

With such a diverse range of products our casinos are in the business of providing a complete customer experience in gaming, hospitality, leisure and entertainment to the many thousands of customers who visit our venues every day. With over 7,000 employees all focussed on putting customers first, we aim to become the destination of choice for customers seeking that complete experience.

Drivers for 2007

In 2007, the business drivers for the Casinos Division are:

- Customer Patronage: Increasing the number of people who frequent our Casinos to enjoy the gaming, hospitality, leisure and entertainment experiences we offer;
- Product Innovation: Increased level of new and latest product offering across all aspects of our business;
- Product Technology: commencing the journey of upgrading and integrating the technology platform across the division for customer, hotel and casino management systems;
- Property Modernisation: continuing investment in our properties to align them to our aspiration of becoming the 'destination of choice' for customers; and
- Productivity and Margin: maintain positive momentum on improving margins for the business.

Leadership

Our focus is on developing leaders right across the organisation who have the capability, energy and passion to drive others towards the achievement of our aspirations of:

- Putting customers first;
- Being first to market with the latest in gaming and entertainment developments; and
- Becoming the destination of choice for the best customer experience and service.

The achievement of our aspirations is solely dependent on the collective capability, unity, energy and passion of our leaders throughout the Casinos Division. Developing and retaining good people by providing a motivating and supportive environment in which they can achieve excellence is our number one organisational priority.

"Our casinos are in the business of providing a complete customer experience in gaming, hospitality, leisure and entertainment".

"We judge our leadership every day through our customers – when they enjoy the hospitality of our racing and venue partners, visit our stores, use our products or are served by our people"

Elmer Funke Kupper, Chief Executive Australian Business












Australian Business


TAB
Live For Sport. You Bet!

TAB

tab sportsbet

TABARET

KENO

SKY
CHANNEL

Summary of business

The Australian Business Division manages Tabcorp's leading retail businesses in Gaming and Wagering – serving many thousands of customers every day across:

- 265 Tabaret venues;
- Over 2,000 Keno venues;
- Approximately 2,700 TAB agencies and licensed outlets;
- Over 270 on-course TABs;
- Phone and internet betting; and
- 2KY and SKY media.

The success of our business is based on four key strengths:

- Unique partnership with the Racing Industry in Victoria and New South Wales that has delivered unprecedented growth over the last 10 years;
- Delivery of leading and innovative Gaming and Wagering products that excite our customers and add to their entertainment experience;
- Continuous investment in our people, venue partners and distribution channels to give our customers the most convenient access to our products and a great entertainment experience; and
- Strong focus on responsible gambling and the implementation of practical measures that support our venue partners and educate our customers.

Drivers for 2007

The Australian Business should see a recovery in revenue growth. The main priorities for 2007 are:

- Continue to invest in the Victorian Gaming business, with the launch of new gaming products and a customer loyalty program;
- Return to growth in wagering on thoroughbred, greyhound and harness racing, both in Victoria and New South Wales;
- Capitalise on the growing interest in Sportsbetting, leveraging domestic competitions and international sporting events;
- Roll out a new wagering distribution model in New South Wales, targeting a substantial lift in sales performance over the coming years; and
- Continue to invest in our partnerships and our people.

Leadership

In each of the businesses that make up the Australian Business Division, Tabcorp is market leader today, measured by market share.

Yet leadership is not just about the hard results measured after the year is finished. It is as much about the way we earn our leadership position every day through our products, our distribution channels and the way we interact with our partners and customers every single day. Therefore, we judge our leadership every day through our customers – when they enjoy the hospitality of our racing and venue partners, visit our stores, use our products or are served by our people.

We will continue to earn our leadership position by delivering the best gambling and entertainment experience to our customers, by:

- Making it easy and convenient to access our products;
- Giving great service; and
- Ensuring that we run our business in a responsible way in the communities we serve.

"In each of the businesses that make up the Australian Business Division, Tabcorp is market leader today"

"It's about integrity, clarity and transparency"

– Kerry Willcock, Executive General Manager Corporate and Legal










Corporate citizenship




FTSE4Good





Summary of business

Corporate and Legal Division is responsible for the Tabcorp Group's:

- Relationships with government and regulators across all States and Territories in which we undertake our operations, and federally;
- Corporate image and reputation, and our relationships with the community, government and the media;
- Commitment and policies in respect of corporate responsibility and sustainability, including responsible delivery of our products and services, and our community partnerships and programs;
- Legal and regulatory compliance across all aspects of our business and activities; and
- Company secretariat, including our relationship with shareholders and the Board.

Our corporate reputation is central to what we are, and where we want to be. Tabcorp operates in a highly regulated industry where probity and integrity are the foundation stones of everything we own and operate. We must be totally transparent and compliant to ensure we remain at the top of our industry. This underpins our commitment to undertaking our activities with the highest levels of integrity and in a responsible manner for the long term benefit of all stakeholders.

For many years the Company has been recognised as the world leader in the responsible service of gambling, for its high standard of governance and commitment to social, workplace and environmental matters. Tabcorp is the world sector leader in the Dow Jones Sustainability Index and the sector leader in the Australian and New Zealand Reputex Socially Responsible Investment Index. The Company is also one of only approximately 25 Australian stocks included in the FTSE4Good Index, which incorporates over 700 stocks worldwide. These indices are used by investors to identify companies that meet globally recognised corporate responsibility standards.

Drivers for 2007

Our priorities for 2007 are to:

- Ensure total integrity and compliance in our businesses and in everything we do;
- Maintain and strengthen our leadership position in the delivery of responsible gaming; and
- Ensure strong and clear communications which increase understanding of our businesses, our performance and our delivery of responsible gambling, including the benefits that Tabcorp and its industry bring to our customers, to the community and to our shareholders.

Leadership

Corporate and Legal has a diverse portfolio of responsibilities and accountabilities, which extends across all geographic areas in which we do business, and which impacts all our customers. Large parts of the business stem from acquisitions, bringing with them their own cultures and identities.

Leadership is about:

- Ensuring the full range of our businesses understand the strategies and values of the Company, and are engaged in working towards these strategic directions and achieving and living these values; and
- Reinforcing the values and goals across the Group through transparent personal behaviours of our leaders and through good communication across the businesses, wherever located. Whilst the Company has five core values, all of which are central to our being, for Corporate and Legal, the value of integrity is pivotal.

"We must be totally transparent and compliant to ensure we remain at the top of our industry"

Responsible gambling

Our commitment

Tabcorp takes a position of leadership in relation to the responsible delivery of its products and the support we provide for customers. We believe the formation of long-term relationships with our customers, government and community stakeholders provides the basis for operating a sustainable business.

Accordingly, the Company focuses on maximising customer enjoyment of our products, games, facilities and services, whilst taking appropriate action to minimise the potential harm that can arise from gambling for some individuals. Tabcorp believes this approach to corporate responsibility is imperative to enable the organisation to:

- Safeguard the long-term viability and integrity of the provision of its gambling products;
- Reduce the likelihood that individuals may develop gambling-related problems;
- Provide an appropriate level of assurance and transparency in its operations for the benefit of governments, regulatory authorities, consumers and the communities in which we operate; and
- Provide an industry of choice for employees.

Dow Jones Sustainability Index

For the second year running, the Company is pleased that the Dow Jones Sustainability Index again rated Tabcorp the global leader in the promotion of responsible gaming within its sector. This achievement reflects the focus of the organisation and continued investment in measures to enhance the organisation's responsible gambling policies, practices and procedures.

Review of the Tabcorp Responsible Gambling Code

The Tabcorp Responsible Gambling Code sets common standards and requirements within the Tabcorp Group in the responsible delivery of gambling products across the operations and venue facilities.

During the financial year, the Company undertook a comprehensive review of its Responsible Gambling Code with the assistance of KPMG, culminating in the development of a new Code for the Tabcorp Group. The review involved extensive analysis and community consultation to ensure that the Code represents best practice, both locally and internationally, in the responsible delivery of gambling.

As part of the review process, new policy guidelines in support of the Code were also initiated for implementation across the Tabcorp Group. A copy of the Code is available, in a range of languages, from Tabcorp's website at www.tabcorp.com.au/responsiblegambling.aspx.

Review of the Effectiveness of Training

The training and support of our employees and venue facilities is critical to the ongoing responsible provision of Tabcorp's products. In recognition of this importance, during 2006 the Company, with the assistance of KPMG, undertook a review of the effectiveness of relevant responsible gambling training programs.

KPMG concluded that the overall effectiveness of training provided, and related employee understanding of responsible gambling requirements, was strong. Areas identified by KPMG requiring improvement have been targeted for attention. Tabcorp will continue to review and evaluate the responsible gambling programs it provides and supports.

Launch of BetCare

In partnership with Wesley Gambling Counselling Service, Tabcorp launched the BetCare Program across its Victorian and New South Wales wagering operations during late 2005 in order to provide support to TAB customers who identify themselves as having a gambling problem.

Participants in the program sign an agreement not to enter or place a bet from within nominated TAB outlets and are prevented where requested from accessing their TAB phone or internet betting account. Most importantly, the program provides participants with 24 hours a day, seven days a week access to a specialist telephone support worker at no charge via Wesley Gambling Counselling Service.

Responsible Gambling Awareness

In line with the Company's commitment to helping customers to make informed decisions about their participation in gambling, Tabcorp was pleased to partner with the Victorian Government in staging the State's inaugural Responsible Gambling Awareness week in June 2006. The event was designed to remind people of the importance of gambling responsibly and staying in control.

Similar awareness activities were also staged across the Company's casino properties, focussing on reinforcing the importance of responsible gambling with the organisation's employees.

Responsible Gambling Liaison Managers

In April 2006, the Company completed training of 20 senior Managers at Star City Casino in Responsible Gambling Liaison Management. These specially selected Managers will be Star City's key contacts and reference points for assistance in dealing with customer incidents related to problem gambling.

The initiative was developed in response to recommendations from the New South Wales Government that Star City consider tailored training for staff to handle the sensitive and important role of assisting patrons with gambling-related problems. Based on its success to date, the Tabcorp Group intends to extend the concept across all of its Australian casino operations during 2007.

Enriching communities

Tabcorp's community programs aim to enrich and support communities in which we operate. The things that are important to our people, customers and venues are also important to us.

Together, our people, businesses and brands continue to provide a broad range of community support through activities such as sponsorships, fundraising, donations, volunteering and local community partnerships.

During the financial year Tabcorp undertook a strategic review of its community investment strategy. The review has resulted in the adoption of a new approach to the manner in which the Company will engage with the community. This approach will focus on community programs that aim to connect individuals with community organisations that provide help and solutions for a better life for people in need.

Over the coming year the Company looks forward to embedding this strategy, together with the implementation of new community aims and objectives and the launch of new partnerships with major not for profit organisations.

Tabcorp Community Spirit Awards

The Tabcorp Community Spirit Awards recognise the inspiring community volunteer work our employees undertake throughout the year and celebrate Tabcorp's values of teamwork, integrity, performance and innovation in action. The awards were successfully implemented nationally across the Tabcorp Group during the financial year with almost $100,000 awarded to 31 community groups and charities, including Very Special Kids, The Smith Family, Giant Steps Sydney, State Emergency Services and the Townsville Thuringowa Community Justice Group Aboriginal & Torres Strait Islander Corporation.

Cyclone Larry Relief Appeal

In response to the devastation wreaked by Cyclone Larry in far north Queensland, Tabcorp, together with its three Queensland Casino properties, donated $100,000 to help provide essential services and relief supplies to the families and communities in the affected areas.

Our people within our Casino properties also provided support by donating money and essential items, with employees also contributing their time to assist with distribution of supplies in the affected areas.

Tabaret Supervised Safe City Taxi Ranks

The Tabaret supervised taxi ranks were developed in conjunction with local Municipal Councils in regional Victoria and local Tabaret venues with the aim of providing a safe way home for patrons after an evening out. Since the launch of the Bendigo taxi rank in 1999 and the subsequent replication of the concept in the cities of Ballarat and Warrnambool, collectively Tabcorp and local Tabaret venues have contributed approximately $290,000 to ensuring safer local communities.

Local Councils and residents agree that these community programs have helped reduce property crime and damage in their respective cities as well as enhancing safety and enjoyment for patrons.

Sponsorships and local community initiatives

The Tabcorp Group has been proud to support a number of sponsorships and community initiatives throughout the financial year, including:

- Major sponsorship of Brisbane's annual Riverfestival which combines arts, science, sport, community, environmental and educational activities to entertain and inspire thinking about the city's sustainability;
- Sponsorship of the Surfboard Challenge as part of the Australia Day Council events in New South Wales;
- Sponsorship of the Children's Cancer Institute Australia's major annual fundraising event, the Sports Trivia Challenge;
- Sponsorship of the Australian Paralympic Team;
- A range of initiatives with the Returned Services League of New South Wales including the sale of Remembrance Day poppies and Anzac Day badges through all TAB outlets across the State; and
- Supporting Oxfam Australia's "Trailwalker" event with three Tabcorp Group teams participating raising over $91,000 for community development projects such as HIV AIDS awareness and education programs in South Africa.

Donations

Throughout the financial year, Tabcorp provided philanthropic donations, in kind support as well as subsidised use of our casinos and hotel facilities to assist a diverse range of charitable groups such as Variety Club, Make A Wish Foundation, Guide Dogs Victoria, Blue Ribbon Foundation, Children's Protection Society, The Bone Marrow Donor Institute, The Royal Children's Hospital, K.I.D.S Foundation, Starlight Children's Foundation, World Vision Australia, Queensland Institute of Medical Research, Prostate Cancer Foundation and the Queensland Cancer Fund.

Environmental commitment

Environmental commitment

Tabcorp is committed to reducing its impact on the environment wherever practicable and operating as efficiently as possible.

The Company's most significant environmental challenges are at its hotel and casino properties, which have environmental management plans and procedures in place to maintain high levels of environmental regulation and performance. Environmental strategies for water conservation, waste recycling, and energy management are in place at these properties.

Star City

The Star City hotel and casino in Sydney is a participant in the Federal Government's Greenhouse Challenge and the New South Wales Government's sustainable energy programs.

Star City has reduced total water usage by 35% from 2001 to 2005 as a result of implementing water consumption programs and waste water recycling programs.

Star City has reduced electricity consumption by 21% and gas consumption by 7% from 2001 to 2005 as a result of energy management programs including implementing low energy lighting.

Star City is partnering with Sydney Water to design a new water recycling facility which involves recycling waste water at Star City using new innovative technologies. It is expected that approximately 200,000 litres of grey water may be recycled each day.

A new environmental management system is currently being implemented at Star City to efficiently manage energy and water use and control waste production.

Conrad Jupiters

The Conrad Jupiters hotel and casino on the Gold Coast is a member of the Federal Government's Greenhouse Challenge and Waste Wise Queensland EPA.

Conrad Jupiters has reduced total water usage by 9% from 2003 to 2005, which is attributable to the property's water recycling program. A new water recycling plant was built at the property three years ago, which recycles water for use in landscaping, irrigation and toilets. Other initiatives are also undertaken, including regular monitoring of water consumption and implementing specific water reduction strategies.

Conrad Treasury

The Conrad Treasury hotel and casino in Brisbane is a member of the Federal Government's Greenhouse Challenge.

Conrad Treasury has a Water Management Plan, which includes benchmarks, strategies, responsibilities and action plans for the ongoing improvement of water consumption whilst maintaining existing use at high efficiencies. The plan identifies opportunities to implement water saving initiatives, such as adopting new conservation technologies to retrofit existing systems to reduce water consumption. Conrad Treasury has reduced total water usage by 31% from 2003 to 2005.

Conrad Treasury has reduced total greenhouse gas emissions by 27% from 2003 to 2005, which principally resulted from improvements to mechanical plant control capability and improving maintenance policies on all primary plant and equipment.

Jupiters Townsville

The Jupiters Townsville hotel and casino has an Environmental Management Manual and code of practice to effectively manage energy conservation, air quality, water consumption and waste at the property.

Jupiters Townsville has reduced total energy consumption by 27% from 2003 to 2005 as a result of specific programs, including fitting dimming controls for all hotel lighting for maximum dimming efficiency, upgrading the Building Management System for enhanced control of air conditioning system, and changing over to more energy efficient florescent lighting throughout the property.



Metric tonnes CO2 equivalent
Total greenhouse gas emissions reduced by 9.4%
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2003
2004
2005



Cubic metres of water
Total water consumption reduced by 12.2%
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2003
2004
2005

■ Star City, Sydney □ Conrad Jupiters, Gold Coast ⁚ Conrad Treasury, Brisbane ⁚ Jupiters Townsville

Our people

At Tabcorp, it's the people who make us one of the top gambling and entertainment companies in the world. As we continue on our next phase of growth, aligning and connecting the strengths of the Group, we are implementing a range of initiatives, programs and processes to ensure our employees can contribute the energy, passion and focus Tabcorp needs to succeed.

Leadership

Our leadership team combines a diverse range of best practice from leading customer centric organisations with our great industry experience. We continue to focus on building comprehensive leadership capability at all levels of the organisation to ensure our people have the opportunity to perform, develop and grow.

In Tabcorp, we believe *Leaders make a Difference* in creating the environment for our people to truly differentiate and deliver a unique customer experience. Critical to our success is the ability of our leaders to drive best practice, organisational performance, development of our people, lead change and stimulate growth.

We are investing in a world class suite of tools to ensure our leaders constantly strive to improve and build a strong and engaged workforce that can deliver the expected results.

Employee engagement

We believe employee engagement is critical to delighting our customers and delivering outstanding results. We continue the significant investment in understanding the key drivers of employee engagement for the Tabcorp team and in 2006 we completed our third Employee Opinion Survey. Over 65% of our employees took the opportunity to let us know how we had progressed with improvement in 13 of the 15 categories surveyed. Critically, the employee engagement category score showed an improvement of 4% compared to the previous survey.

Pleasing in these results was the feedback from our team about our efforts in recognising and rewarding their performance. This was a critical area of focus for the organisation following the Employee Opinion Survey feedback in 2004. A range of initiatives were implemented, including an organisational wide Shine Reward and Recognition program. Each month, employees and managers across the organisation were nominated and recognised for their efforts in delivering performance aligned to our organisational values.

When benchmarking our results in the recognition and reward category with other organisations, our 2006 result of 8% above the external benchmark provided strong evidence of our ability to drive systemic improvement in areas of greatest importance to our team.

Company image

Important to our employees and our customers is our continual focus on our organisational image and competitive position. From a people perspective, there are a range of initiatives that we have implemented successfully and a number of areas that we continue to focus on to ensure all of our team feel a sense of pride, passion and loyalty about where they work.

The Melbourne 2006 Commonwealth Games

In support of our historic sponsorship of the Melbourne 2006 Commonwealth Games, a range of employee engagement programs and initiatives were implemented including Adopt an Athlete, tickets to the Opening Ceremony Dress Rehearsal and employee supporter competitions leading up to and including the Games. A number of our team contributed to the success of the Games through their personal volunteering efforts, and 12 Tabcorp staff had the once in a lifetime opportunity to participate in the Queen's Baton Relay.

Shine Community Spirit Awards and Tabcorp Community program

During the year, over 50 employees nominated to have their volunteering efforts recognised and obtain financial support from Tabcorp via the Shine Community Spirit Awards. In 2006/07, we are looking to expand the Shine Community Spirit Awards further across the organisation. We are also developing a strategic plan to better leverage the enormous talent, enthusiasm and scale of our employee base and implement a range of significant employee initiatives in support of our community.

Equal opportunity

Tabcorp is an Employer of Choice for Women, a member of the Council for Equal Opportunity Employment and also a member of the Equal Employment Opportunity Network. We continue to manage our operations with a positive awareness of the spirit and intent of equal opportunity and anti-discrimination legislation with the principles of equal pay, benefits and opportunities applied to all employees. In recognition of our efforts, Tabcorp has been waived from the annual reporting requirement to EOWA until 2008.

Occupational health and safety (OH&S)

Tabcorp's Occupational Health and Safety policy takes all necessary measures to ensure that the workplace is safe and without risks to health, and to ensure that the Company complies with relevant legislation. We continue to be committed to providing and maintaining a safe and healthy working environment for our team. Over 2006/07 we are moving to consolidate OH&S resources and expertise centrally to ensure we have a consistent organisational approach and are better positioned to leverage our existing best practice that exists across the operating divisions.

Corporate governance

1. Tabcorp's approach to corporate governance

Tabcorp's Board strongly supports the principles of corporate governance and is committed to maintaining the highest standards within the Company. This is particularly important given the highly regulated environment in which this Company operates and the need to ensure that its businesses are sustainable.

Tabcorp's policies and corporate governance practices are reviewed annually and will continue to be developed and refined to meet the needs of the Company and best practice.

In developing the Company's corporate governance practices, the Company takes into account all applicable legislation, which includes, but is not limited to:

- ☐ *Corporations Act 2001 (Cth)* and changes resulting from the Corporate Law Economic Reform Program (CLERP);
- ☐ Australian Stock Exchange Listing Rules;
- ☐ State legislation governing the licences issued to the Tabcorp Group to conduct gambling and related activities; and
- ☐ Australian Standard AS8000 – Good Governance Principles.

This corporate governance statement outlines the Company's main corporate governance practices and policies in place throughout the financial year and at the date of this report.

This corporate governance statement and other related information is available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

2. ASX Corporate Governance Principles

Tabcorp has adopted the "Principles of Good Corporate Governance and Best Practice Recommendations" which were published by the Australian Stock Exchange Corporate Governance Council (ASX CGC) in March 2003. The Company complies with these recommendations, unless otherwise stated.

Statements in this corporate governance section have been referenced to the applicable ASX CGC Best Practice Recommendation and are indicated by the symbol ☑.

The ASX CGC "Principles of Good Corporate Governance and Best Practice Recommendations" is available from the ASX website at www.asx.com.au/supervision/governance/index.htm.

3. Composition of the Board

At the date of this report, the Board comprises eight independent non executive Directors, including the Chairman, and one executive Director, being the Managing Director and Chief Executive Officer. Each of the Board's Committees is composed exclusively of independent non executive Directors. Details of the Directors and their qualifications and experience are included on pages 32 to 33.

Tabcorp's Constitution requires that the number of Directors (not including alternate Directors) shall not exceed twelve, nor be less than three. A Director, other than any Managing Director, may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's last election or re-election to the Board, whichever is the longer, without submitting for re-election. The Board has the power to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board, subject to receiving all necessary regulatory approvals, but that person must stand for election at the following Annual General Meeting.

The appointment and removal of the Managing Director and Chief Executive Officer is a matter for the Board as a whole, in association with the recommendations of the Nomination Committee.

The Company's Constitution is available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.1, 2.2, 2.3, 2.5, 4.5

4. Responsibilities and functions of the Board

The Company's Board Manual sets out the roles and responsibilities of the Managing Director and Chief Executive Officer, the Chairman and Directors. It also contains the terms of reference and processes governing the Board and each of its Committees. The Board Manual is updated when required and is reviewed at least annually.

The Board has overall responsibility for reviewing and approving the policies and procedures put in place to maintain the highest levels of corporate governance for the Company. The Board's role also includes:

- ☐ reviewing and approving the strategic direction, budgets and business plans prepared by management;
- ☐ assuring itself of the effectiveness of arrangements for the governance of the Company including:
  - the quality of the executive team;
  - the appropriateness of organisational arrangements and structure; and
  - the adequacy of internal controls and processes;
- ☐ overseeing performance against targets and objectives; and
- ☐ overseeing reporting to shareholders on the direction, governance and performance of the Company.

☑ ASX CGC's Best Practice Recommendation 1.1

5. Board independence

In addition to being required to conduct themselves in accordance with the ethical policies of the Company, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Company's policies.

Some of the Directors are involved with other companies or professional firms, which may from time to time have dealings with the Company. Details of offices held by Directors with other organisations are set out on pages 32 to 33. Full details of related party dealings are set out in note 27(h) of the Company's financial statements. A register of Directors' material interests is maintained and included in the information sent to every Director prior to each Board meeting.

The Board periodically assesses the independence of each Director. For this purpose, an independent Director is a non executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

All the current non executive Directors of the Company have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- ☐ the specific disclosures made by each Director as referred to above;
- ☐ where applicable, the related party dealings referable to each Director, noting that those dealings are not material under accounting standards;
- ☐ that no Director is, or is associated directly with, a substantial shareholder of the Company;
- ☐ that no non executive Director has ever been employed by the Company or any of its subsidiaries;
- ☐ that no Director is, or is associated with, a supplier, professional adviser, consultant to or customer of the Company which is material for the purposes of the ASX CGC recommendations regarding best practice corporate governance; and
- ☐ that no non executive Director personally carries on any role for the Company other than as a Director of the Company.

The Company does not consider that term of service on the Board should be considered as a factor affecting a Director's ability to act in the best interests of the Company. The Board has established a policy that Directors must retire before reaching 70 years of age.

The Board also has procedures in place to ensure it operates independently of management. Prior to every Board meeting, the non executive Directors meet together in the absence of executive Directors and other executives of the Company.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.2, 2.3, 2.5, 4.3, 4.5

6. Other directorships

Directors are required continually to evaluate the number of Boards on which they serve to ensure that they can give adequate time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a Director of any corporation, and in the case of the Chairman, seek approval from the Deputy Chairman.

Details of the directorships for each Director are available on pages 32 and 33.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.5

7. Board and Committee meetings

The Board and its Committees meet regularly to discuss formally matters relevant to the Company. Additional meetings may be scheduled to address specific matters.

In the period 1 July 2005 to 30 June 2006 there were 16 Board meetings, of which seven were special Board meetings convened to address major issues, including matters in relation to Tabcorp's proposed bid for an integrated resort in Singapore and its takeover offer for UNiTAB Limited.

Any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter, unless all other Directors present resolve otherwise.

The appointment of a new Director is subject to regulatory approvals, however with the approval of the regulators they may attend Board meetings to assist their transition into their role, but only as observers, and they may not vote on any matter.

The Company Secretary is responsible for coordinating and distributing materials for Board meetings and Board Committee meetings. Prior to July 2006, materials for the Remuneration Committee were distributed by the senior executive responsible for Group Remuneration and Benefits.

The appointment and removal of the Company Secretary is a matter for discussion by the Board as a whole.

The number of meetings and the attendance of each Director are set out in the Directors' Report on page 42.

Directors are required to attend all Board meetings, shareholder meetings and Board Committee meetings for which they are members, subject to any unusual or unforeseen circumstances which may prevent them from attending.

All Directors were present at the Company's annual general meeting of shareholders held on 28 November 2005, including Paula Dwyer who was elected as a Director at that meeting and Warren Wilson who retired as a Director at the conclusion of that meeting.

☑ ASX CGC's Best Practice Recommendations 2.5, 4.5, 8.1, 9.5

8. Committees of the Board

To assist the Board in achieving the highest standards of corporate governance, the Directors involve themselves with the critical areas of the Company's activities through Board Committees with specific responsibilities for audit, nominations/succession planning, remuneration and risk and compliance. Committee membership is restricted to non executive Directors only.

During the financial year the Board reviewed the Board Committee structures, given that the size and complexity of Tabcorp's business had expanded significantly over recent years, resulting in an increased focus on compliance, risk and audit responsibilities. As a result, the Board determined that the Compliance Committee's role and responsibilities would be extended to include risk oversight, and therefore from 1 January 2006 the Committee became known as the Risk and Compliance Committee. Prior to this date the Audit Committee was responsible for risk oversight.

Corporate governance (continued)

The Board also determined that from 1 January 2006 all non executive Directors are to be members of the Audit Committee and the Risk and Compliance Committee, in addition to membership of other Board Committees as appointed. The membership of these Board Committees has been strengthened in response to increased governance and oversight obligations, and greater workloads of Directors.

These arrangements reflect similar board committee structures in other large Australian companies.

The terms of reference for these Committees are available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

9. Audit Committee

The Audit Committee provides the Board with additional assurance regarding the quality and reliability of financial information used by the Board and financial statements issued by the Company to its shareholders. Prior to the Risk and Compliance Committee becoming responsible for risk oversight on 1 January 2006, the Audit Committee was responsible for the oversight and review of the risk management policies and processes of the Company. The Company's management team is responsible for executing and maintaining these systems. The Committee oversees compliance with statutory responsibilities relating to financial disclosure, including related party transactions, and approval of full year and half year financial results as well as the financial statements in the annual report.

The Committee reviews the activities of the co-sourced internal audit function (resourced jointly by Tabcorp and KPMG) and the external auditor (Ernst & Young) and reviews their performance on an annual basis. The Chairman of the Audit Committee must approve all non-audit related work to be undertaken by the external auditor (if any). The Chairman of the Audit Committee is required to meet with the external and internal auditors in the absence of management. The Chairman of the Audit Committee is also required to meet with the Company's General Manager Risk & Internal Audit at least twice a year.

The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee of the Board. The Committee approves the annual internal audit program and reviews each of the reports made pursuant to that program.

The Audit Committee is committed to maintaining auditor independence and limiting the engagement of the auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the auditor. The lead external audit partner was rotated at the conclusion of the external audit for the financial year ended 30 June 2006 in accordance with the transitional provisions of CLERP 9. During the financial year, the new lead external audit partner attended meetings and shadowed the incumbent lead external audit partner as an observer. The new lead external audit partner commenced day-to-day external audit related work from 1 July 2006. The Company will maintain the rotation of the lead external audit partner at least every five years. The external auditor attends the Company's Annual General Meeting and is available to answer shareholder questions regarding aspects of the external audit and their report.

During the financial year, the Audit Committee's terms of reference were updated to take into account changes resulting from the review of the Board Committees described in section 8 of this Corporate Governance statement. Also during the financial year, PricewaterhouseCoopers carried out an independent review of the effectiveness of the Audit Committee.

The membership of the Audit Committee was strengthened during the financial year, as discussed in section 8 of this Corporate Governance statement.

Members of the Audit Committee	
Chairman:	Anthony Hodgson
Members:	Paula Dwyer (commenced on 30 August 2005 following receipt of all necessary approvals)
	Michael Robinson
	Philip Satre (commenced on 1 January 2006)
	John Story
	Richard Warburton (commenced on 1 January 2006)
	Lawrence Willett (commenced on 1 January 2006)

The terms of reference for the Audit Committee are available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 4.2, 4.3, 4.4, 4.5, 6.2, 7.1, 7.3

10. Risk and Compliance Committee

The Risk and Compliance Committee is responsible for monitoring business processes and operations to ensure appropriate policies and procedures are in place for the Company to comply with the terms of its licences and other legal and regulatory requirements. The Committee is also responsible for the oversight of the implementation of the Tabcorp Risk Management Framework, which includes recommendations to the Board on risk strategies, policies and controls for managing risk. The Committee places particular emphasis on ensuring that proper risk and compliance programs, systems and culture are in place for the purpose of ensuring the reliability and integrity of the Company's operations.

The Risk and Compliance Committee reviews the level of communication and cooperation with all regulatory authorities responsible for monitoring and overseeing its businesses, including the Queensland Office of Gaming Regulation, New South Wales Casino Control Authority, Victorian Commission for Gambling Regulation, and the Tasmanian Gaming Commission.

The Company's Compliance Managers and the Management Compliance Committees monitor matters of compliance and report regularly to the Board Compliance Committee. Management Compliance Committees have also been established for each division to oversee the Company's compliance program. A Tabcorp Risk Management Committee has been established comprising senior executives of the Company to assist in the establishment of risk appetite principles, risk strategies and to oversee the implementation of the risk management program within key operating areas of the Company.

During the financial year an online risk and compliance system was implemented to capture, report and delegate responsibilities for the Company's key risks and compliance obligations.

Tabcorp's Whistleblower Policy and associated investigation and reporting practices were improved during the financial year, and incorporated into the new Tabcorp Integrity Protection Service (TIPS) which commenced in August 2006. This is an independent, anonymous crime and misconduct reporting serviced provided by Deloitte. TIPS is one of Tabcorp's processes to prevent, detect and respond to crime and misconduct. It is accessible to Tabcorp's people and stakeholders in Australia and overseas by calling a free call hotline serviced by Deloitte.

During the financial year, the membership of the Risk and Compliance Committee was strengthened, as discussed in section 8 of this Corporate Governance statement.

Members of the Risk and Compliance Committee	
Chairman:	John Story (commenced following Warren Wilson's retirement) Warren Wilson (retired on 28 November 2005)
Members:	Paula Dwyer (commenced on 1 January 2006) Anthony Hodgson (commenced on 1 January 2006) Michael Robinson Philip Satre (commenced on 1 January 2006) John Story (appointed Chairman following Warren Wilson's retirement) Richard Warburton (commenced on 1 January 2006) Lawrence Willett (commenced on 1 January 2006)

The terms of reference for the Compliance Committee are available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 7.1, 7.3, 10.1

11. Remuneration Committee

The Remuneration Committee has responsibility to review and make recommendations to the Board on remuneration packages and policies applicable to the Managing Director and Chief Executive Officer, Directors and senior executives. This Committee has responsibility for approving the Company's general remuneration practices, including employee share ownership and option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements. The Committee also oversees the preparation of the annual Remuneration Report, which is available on pages 44 to 56 of the concise annual report.

Tabcorp's remuneration philosophy comprises a market competitive base salary and benefits as designated, a performance based incentive plan which provides a payment based on achievement of agreed targets, and a long term incentive plan based on an allocation of shares or options subject to performance criteria and Board approval.

The Company's shareholders had previously approved retirement benefits being made available to present and future non executive Directors, however the Board decided to terminate retirement benefits for all non executive Directors, effective 30 June 2003.

Details relating to the remuneration of Directors and officers of the Company are set out in the Remuneration Report on pages 44 to 56.

Members of the Remuneration Committee	
Chairman:	Richard Warburton
Members:	Michael Robinson Lawrence Willett

The terms of reference for the Remuneration Committee are available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.5, 9.1, 9.2, 9.3, 9.4, 9.5

12. Nomination Committee

The composition of the Board and its Committees is the subject of ongoing review by the Directors and the Nomination Committee has the responsibility to make recommendations to the Board on succession planning for the Board. From time to time as the Company grows and its field of activities changes, it may be appropriate to make other changes to the composition of the Board to ensure that it includes the necessary and desirable experience and competencies. Board succession planning is discussed in section 22 of this Corporate Governance statement.

The Committee annually reviews the skills, experience and attributes required of Directors to discharge the Board's duties and the extent to which they are represented in the composition of the Board and each Board Committee.

The Committee facilitates an independent assessment of the effectiveness and performance of the Board and its Committees, which is discussed further under section 21 of this Corporate Governance statement.

The Committee also has responsibility for ensuring that an effective Board induction process is in place (refer to section 23 of this Corporate Governance statement for more information).

Members of the Nomination Committee	
Chairman:	Michael Robinson
Members:	Anthony Hodgson Richard Warburton Paula Dwyer (commenced on 30 August 2005 following receipt of all necessary approvals)

The terms of reference for the Nomination Committee are available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 2.4, 2.5, 8.1

Corporate governance (continued)

13. Internal control framework

The Board reviews and approves the internal control structure of the Company. This includes the role performed by the Company's internal audit function and the Company's risk and compliance program.

Financial reporting includes the annual development of a five year strategic plan and a detailed annual budget which is subject to the approval of the Directors. Actual monthly and year to date results for the Company are reported to the Board at every Board meeting to enable Directors to monitor performance against the annual budget.

Forecasts for the Company and each of the operating divisions are regularly updated and reported to the Board during the year.

The Company has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the Board and the Managing Director and Chief Executive Officer.

Processes for the investment of surplus cash, management of debt and currency, and interest rate risk management have been approved by the Board and are the subject of ongoing reporting to the Board.

The Company's internal audit function is a co-sourced arrangement jointly resourced by Tabcorp and KPMG. The internal auditor submits regular reports to the Chief Financial Officer, to the Audit Committee and, where appropriate, to the Board. The internal audit plan is approved annually by the Audit Committee.

The Company also has an extensive compliance program which is based on the applicable Australian standards. In February 2006, KPMG audited the nature and effectiveness of the existing Tabcorp Group compliance program and the proposed new program to identify opportunities for improvement. The audit considered key elements of the proposed compliance program, including an assessment against the draft (2005) Australian Standard for Compliance Programs (DR04505/AS 3806), and best practice at other similar companies. Since then, the revised Australian Standard for Compliance Programs (AS 3806-2006) was released. In June and July 2006 Neill Buck & Associates independently reviewed the compliance program at Star City and benchmarked it against the new compliance standard (AS 3806-2006). The success and effectiveness of the compliance program is reflected in Star City Casino's receipt of the inaugural Australasian Compliance Institute Industry Award for a mature and well-managed compliance program, which has fostered a strong compliance culture at the casino.

☑ ASX CGC's Best Practice Recommendations 1.1, 3.1, 3.3, 7.1, 7.3

14. Management of risk

The Company has in place policies and procedures which set out the roles, responsibilities and guidelines for managing risks associated with the Company's operations. During the financial year Tabcorp Group Risk and Internal Audit updated and monitored the risk profiles for each of the Company's key operating areas, namely the Gaming, Wagering, Media, and Casinos divisions and all major projects within the International division. These profiles identify:

- the nature and likelihood of occurrence for specific material risks;
- the key controls that are in place to mitigate and manage the risk; and
- the sources and levels of assurance provided on the effective operation of key controls.

The risk profiles for each of the Company's key operating areas were reported to the Risk and Compliance Committee and were considered as part of the annual internal audit planning process. Risks identified within each business are being transferred to an on-line risk management system, which will provide ongoing reporting and enhance the monitoring of the risk profiles throughout the year.

The risk framework, policies and procedures will continue to be enhanced as the Company's existing operations develop and its range of activities expands. The implementation of these policies and procedures is monitored and reviewed at least annually by the Risk and Compliance Committee of the Board.

☑ ASX CGC's Best Practice Recommendations 7.1, 7.3

15. Management assurance

At the Board meeting to approve the Company's annual and half yearly results, the Board received and considered statements in writing from the Managing Director and Chief Executive Officer and the Chief Financial Officer in relation to the Company's system of risk oversight and management and internal control in accordance with ASX Corporate Governance Council principles 4 and 7.

The certificate of assurance stated that the financial statements have been prepared in conformity with generally accepted accounting principles and that they gave a true and fair view of the state of affairs of the Company and of the Tabcorp Group.

The certificate of assurance also stated that the risk management and internal compliance and control systems were operating effectively, in all material respects, based on the AS/NZS 4360 Risk Management standard adopted by the Company. The certificate of assurance also includes statements that all information has been available to the auditor, and that there weren't any irregularities or significant issues identified that would have a material impact on the Company.

The standard AS/NZS 4360 – Risk Management is available from SAI Global's website at www.standards.com.au.

☑ ASX CGC's Best Practice Recommendations 1.1, 4.1, 4.5, 7.2, 7.3

16. Ethical standards

The Board and the Company's employees are expected to maintain the highest level of corporate ethics. The Company's Directors and key personnel have undergone extensive probity investigation and clearance by the New South Wales Casino Control Authority, Queensland Office of Gaming Regulation, Tasmanian Gaming Commission, Victorian Commission for Gambling Regulation, and in overseas jurisdictions.

The Company's policies as to the conduct and integrity of its personnel, agents and contractors, including the maintenance of ethical standards, are set out in the Human Resources Policy Manual. This manual includes policies prohibiting money laundering, corruption, bribery, bullying and harassment. It also includes policies on equal opportunity in the workplace and restrictions on the use of the Company's gambling products.

☑ ASX CGC's Best Practice Recommendation 3.1, 3.3, 10.1

17. Responsible Gambling Code

During the financial year, Tabcorp undertook a comprehensive review of its Responsible Gambling Code with the assistance of KPMG. The review process comprised assessment of Tabcorp's existing Code against best practice principles both locally and overseas, and extensive consultation with Tabcorp's employees, gambling venues, government and community welfare organisations.

As a result, a new Code was developed, establishing common standards in the responsible delivery of gambling products across the Company's operations and throughout its entertainment venues in Australia. The Code is being progressively implemented during 2006 across Tabcorp's gaming, wagering and casino operations.

KPMG will undertake an independent review of compliance with the Code's requirements across the Tabcorp Group during the financial year ending 30 June 2007.

Further details about Tabcorp's commitment to Responsible Gambling are available on page 20 of this report.

The Tabcorp Responsible Gambling Code is available from the Responsible Gambling section of the Company's website at www.tabcorp.com.au/responsible.aspx.

☑ ASX CGC's Best Practice Recommendations 3.1, 3.3, 10.1

18. Share trading policy

Tabcorp has a policy regarding the sale or purchase of shares in the Company by Directors and all employees. This policy extends to any person or entity, which may in the circumstances be reasonably associated with a Director, executive or employee (for example a spouse, infant children, family trust or family company).

Directors and employees with access to information about Tabcorp's financial performance may only deal in Tabcorp's securities during the period of one month following the Company's Annual General Meeting or the release of the Company's annual and half yearly results. Even during this trading window, Directors and employees must ensure that they are not in possession of price sensitive information that is not generally available to the public.

Each Director is required to obtain the approval of the Chairman prior to the sale or purchase by that Director of shares in the Company, even during a trading window. In the case of a proposed transaction by the Chairman, approval is required from the Deputy Chairman. Executive officers are required to obtain the prior approval of the Managing Director and Chief Executive Officer to a proposed transaction.

The details of Tabcorp shares held by Directors are available in the Directors' Report on page 41.

Tabcorp's share trading policy is available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 3.2, 3.3

19. Continuous disclosure

The Board has a disclosure policy and procedures are in place to ensure that information is reported to the Australian Stock Exchange (ASX) in accordance with the continuous disclosure requirements of its Listing Rules. The Board reviews the Company's compliance with its continuous disclosure obligations at each of its meetings. The Company's Executive General Manager - Corporate and Legal, in her capacity as Company Secretary, is responsible for coordinating disclosure of information to the ASX, Australian Securities & Investments Commission and shareholders. The Company Secretary is referred to as the Disclosure Officer in this policy.

The Disclosure Officer must be kept informed by management of disclosure related issues, and each Executive Committee member must notify the Disclosure Officer immediately of any information that may require disclosure.

In addition to the Disclosure Officer, there are a limited number of authorised Company spokespersons. Only authorised Company spokespersons may speak on the Company's behalf to people such as analysts, brokers, journalists and shareholders, and comments must be limited to their expertise. If an employee of the Company is not an authorised Company spokesperson, and receives an inquiry about the Company from a journalist, analyst or other external party, they must refer the inquiry to an authorised Company spokesperson.

Authorised Company spokespersons liaise closely with the Disclosure Officer to ensure all proposed public comments are within the bounds of information that is already in the public domain, and/or is not material.

☑ ASX CGC's Best Practice Recommendations 5.1, 5.2

20. Independent professional advice

An individual Director who has concern with respect to a particular matter before the Board may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at the Company's expense. Such advice is to be made available to all other Directors.

☑ ASX CGC's Best Practice Recommendations 2.5, 8.1

21. Board assessment

Each year the Nomination Committee reviews the skills, experience and attributes required to discharge the Board's duties and the extent to which they are represented in the composition of the Board as well as each Board Committee.

The Nomination Committee is also responsible for facilitating an independent review of the performance and effectiveness of the Board and its Committees every three years.

In March 2006 Cameron Ralph Pty Ltd completed a formal independent assessment of the performance of the Tabcorp

Corporate governance (continued)

Board, its Committees and individual Directors. The assessment process included a review of publicly available information, questionnaires and interviews with current and former Directors and the Company Secretary, and a review of Board policies, Board Committee terms of reference, the Board Manual, papers distributed to Directors for Board meetings, and other documents available to Directors.

The Board revised its practices following this review, including developing a stakeholder engagement program for the Board, more frequent discussion of Board succession planning, improved reporting to the Board, and assessment of the effectiveness of each Board meeting.

☑ ASX CGC's Best Practice Recommendation 8.1

22. Succession planning

The Company has a succession plan for members of its Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

The Nomination Committee is responsible for making recommendations to the Board to facilitate the orderly succession of Board membership and to manage a process to identify suitable candidates for appointment to the Board and for the composition of Board Committees.

☑ ASX CGC's Best Practice Recommendation 2.4

23. Director induction program

All appointments to the Board are subject to receiving all necessary regulatory approvals. Upon appointment, each new Director undertakes an induction program and is provided with a copy of the Board Manual, five year strategic plan and other materials to assist them to participate fully and actively in all board decision-making at the earliest opportunity.

This induction program aims to provide any new Director with the relevant knowledge regarding the processes of the Tabcorp Board, Board culture, the role and responsibilities of a Tabcorp Director, the Company's strategic direction, the nature of Tabcorp's business, industry matters, the Company's financial position, operational and risk management practices and the major issues facing the Company.

The induction program was improved and expanded in July 2006, taking into account feedback from recently appointed Directors Paula Dwyer and Zygmunt Switkowski and a review of industry best practice, to include:

☐ recommended agenda items for induction meetings;

☐ recommended duration for each meeting;

☐ updates to reflect the changed divisional structure resulting from Project Align; and

☐ meetings with key divisional senior managers.

The Board Nomination Committee is responsible for ensuring that an effective induction process is in place, and regularly reviews its effectiveness.

☑ ASX CGC's Best Practice Recommendation 8.1

24. Continuing education

All Directors have access to continuing education to update and enhance their skills and knowledge to enable them to continue to carry out their duties as Directors in an efficient and knowledgeable manner.

The continuing education program includes education concerning key developments in the Company and the industry and environments within which it operates, including site visits to the Company's properties, discussion of relevant legislative changes and other matters of interest for Directors.

☑ ASX CGC's Best Practice Recommendation 8.1

25. Group strategic planning

Tabcorp has a formal strategic planning process whereby a five year strategic plan is prepared and approved by the Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the Board's opinion will enhance shareholder value in the medium term.

☑ ASX CGC's Best Practice Recommendation 1.1

26. Sustainability

Tabcorp is committed to the long term sustainability of its operations and aims to optimise the social, environmental and economic impact of its operations for the benefit of all stakeholders.

Tabcorp's commitment to responsible gambling, its employees and community well-being is discussed on pages 20 to 23 of this report.

Although the Company's operations are considered to have minor impact on the environment, Tabcorp is committed to protecting the environment and minimising the impact wherever appropriate. Tabcorp's environmental performance is set out on page 22 and in the Directors' Report on page 41.

Tabcorp's commitment to long term sustainability is recognised by its inclusion in several investment indices:

☐ Dow Jones Sustainability Index.

☐ FTSE4Good Index.

☐ Reputex Socially Responsible Investment (SRI) Index.

Further details about Tabcorp's inclusion in these indices are available on page 19 of this report.

☑ ASX CGC's Best Practice Recommendation 10.1

27. Engaging shareholders

It is the Board's intention that shareholders are informed of major developments affecting the Company. This information is communicated to shareholders through the Half Year and Annual Reports, the Australian Stock Exchange, the Tabcorp website, and other means where appropriate.

Tabcorp's website provides stakeholders with a range of information about the Company, including its operations, history, strategies, brands, community involvement, share price performance and shareholder reports. There is also a facility for any interested person to receive email notifications of all major Tabcorp news releases published on the website.

The Company provides a service for shareholders to receive all shareholder related materials electronically, including dividend statements, notices of meeting, and the annual report. This email service provides a quick and convenient means for receiving this information while reducing costs and being environmentally friendly. Shareholders can also use the website to lodge their proxy votes prior to the Annual General Meeting.

The Company employs dedicated shareholder relations personnel to assist in responding promptly to all shareholder inquiries. During the year, Tabcorp implemented a Shareholder Enquiries and Complaints Policy that sets out the way in which Tabcorp addresses concerns and feedback from shareholders.

The Company encourages the full participation of shareholders at its Annual General Meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the Notice of Annual General Meeting in respect of items to be voted on at the meeting.

Other shareholder related information is available at the back of this report, on pages 74 to 76.

The Company's website is available at www.tabcorp.com.au.

The Shareholder Enquiries and Complaints Policy is available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendation 6.1

Board of Directors

Michael Robinson AO

Chairman and Non executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation.

He is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit Committee, Remuneration Committee and the Risk and Compliance Committee.

Matthew Slatter

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific Holdings Limited and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne Limited, responsible for its integration with Westpac Limited, and has held general management positions at Westpac Limited, Lloyds TSB and the National Bank of New Zealand Limited. Mr Slatter is also Chairman of the Australian Gaming Council.

Anthony Hodgson

Deputy Chairman and Non executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a Director of Coles Myer Limited and Collins Associates Limited. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Limited and a member of the Advisory Council at J P Morgan.

Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee and the Risk and Compliance Committee.

Paula Dwyer

Non executive Director since August 2005

Paula Dwyer is a Director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited, and Alpha Investment Management Pty Ltd. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and the Vice President of the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995.

She is a member of the Tabcorp Audit Committee, Nomination Committee and the Risk and Compliance Committee.

Philip Satre

Non executive Director since June 2000

Philip Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. Mr Satre is a Director of the National Centre for Responsible Gaming, Sierra Pacific Resources, Nordstrom Inc and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University.

He is a member of the Tabcorp Audit Committee and the Risk and Compliance Committee.



John Story

Non executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He was a Partner of the law firm Corrs Chambers Westgarth for 36 years, until his retirement in June 2006, having practised in the areas of corporate and commercial law. He remains the non-executive Chairman of the Board of that firm. Mr Story is also Chairman of Suncorp-Metway Limited and a Director of CSR Limited. He is a Director of the Australian Institute of Company Directors and is President of the Institute's Queensland Council. Mr Story is also a Member of the Senate of the University of Queensland and Commissioner of the Service Delivery and Performance Commission (Queensland).

He is Chairman of the Tabcorp Risk and Compliance Committee and also a member of the Tabcorp Audit Committee.

Zygmunt Switkowski

Will be appointed as a non executive Director following regulatory approval

Dr Ziggy Switkowski was the Chief Executive Officer and Managing Director of Telstra Corporation Limited from 1999 to mid 2005, and is a former Chief Executive Officer of Optus Communications. Dr Switkowski worked for Kodak (Australasia) for 18 years, serving as the Chairman and Managing Director from 1992-1996. Dr Switkowski is a Director of Suncorp-Metway Limited and Healthscope Limited, and is President of the Board for the Australian Centre for the Moving Image (ACMI).

Richard Warburton AO

Non executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Limited and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited and Citibank Pty Ltd. He is International Chairman of the Commonwealth Study Conference, a Director of the Garvan Research Foundation and an Honorary Trustee of the Committee for Economic Development of Australia (CEDA).

He is Chairman of the Tabcorp Remuneration Committee and a member of the Tabcorp Nomination Committee, Audit Committee and the Risk and Compliance Committee.

Lawrence Willett AO

Non executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited. Mr Willett is also Chancellor of Charles Sturt University.

He is a member of the Tabcorp Remuneration Committee, Audit Committee and the Risk and Compliance Committee.

Warren Wilson

Non executive Director from June 1994 to November 2005

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Pier Hotel at Glenelg and the Royal Hotel at Kent Town, both in South Australia.

Mr Wilson was Chairman of the Tabcorp Risk and Compliance Committee until his retirement as a Director of the Company.



Executive Committee

Matthew Slatter

Managing Director and Chief Executive Officer

Matthew Slatter commenced as Managing Director and Chief Executive Officer of Tabcorp Holdings Limited in October 2002. Matthew was previously Chief Finance Officer and Director of AXA Asia Pacific from July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

Matthew is a Harvard Business School management program graduate and holds a Bachelor of Commerce from Canterbury University.

Matt Bekier

Chief Financial Officer

Matt Bekier joined Tabcorp in late 2005 after holding various roles with McKinsey and Company, where he played an instrumental role in building a substantial practice in both post-merger management and financial services, working across four continents (Australia, Europe, Asia and North America).

Matt holds a Masters degree in Economics and Commerce as well as a PhD in Finance from St Gallen University in Switzerland.

Kerry Willcock

Executive General Manager Corporate and Legal

Kerry Willcock joined Tabcorp as Executive General Manager, Corporate and Legal in February 2005. She has extensive commercial, legal, litigation and government relations experience having worked with Allens Arthur Robinson, Clayton Utz and with the Australian Postal Corporation, where she held the position of General Counsel.

She has a Bachelor of Arts and a Bachelor of Laws from the University of Melbourne and is a qualified mediator and member of the Mediation Panel of the Law Institute of Victoria.

Kerry is also a member of the Australian Corporate Lawyers Association (ACLA) General Counsel Group.

Peter Caillard

Executive General Manager Strategy and Development

Peter has been a senior executive with Tabcorp for approximately eight years. He was Executive General Manager Corporate, Legal and Compliance, playing an instrumental role in the takeovers of Star City, Jupiters and Tab. More recently, Peter was Chief Executive of Tabcorp's Media Division before taking up the role of Executive General Manager, Strategy and Development on 1 July 2006.

Peter is a Harvard Business School graduate and was awarded Australian Corporate Lawyer of the Year by ACLA in 2004. He holds a Master of Laws, is a Fellow of the Chartered Institute of Company Secretaries, and is a former Director of the Law Institute of Victoria and a Williamson Community Leadership Fellow.



Julia Nenke

Executive General Manager Human Resources

Julia Nenke joined Tabcorp in January 2005 and is driving the further development of Tabcorp's leadership capability and cultural change.

Julia has extensive executive-level experience in prominent customer-driven organisations. She joined Tabcorp from the Campbell's Soup Company, where she was Vice President (Europe) of Organisational Development. Previously, Julia was Vice President, Human Resources for Foxtel and Human Resources Director for Goodman Fielder.

Julia has a Bachelor of Business degree and is a member of the Australian Human Resources Institute (AHRI).

Elmer Funke Kupper

Chief Executive Australian Business

Elmer joined Tabcorp in February 2006 after holding several senior executive positions with the Australian and New Zealand Banking Group, including Group Managing Director, Asia Pacific and Managing Director Personal Banking and Wealth Management.

Before joining ANZ, Elmer was a senior management consultant with McKinsey and Company and AT Kearney.

Elmer holds a Master of Business Administration from Nijenrode University in The Netherlands.

Walter Bugno

Chief Executive Casinos

Before joining Tabcorp in April 2006, Walter Bugno held senior executive positions with companies recognised for their achievements in delivering great products and services for their customers. As President of Campbell Soup Company's Asia-Pacific region, he oversaw a group of business units including Arnott's Biscuits, Arnott's Snackfoods and Campbell's. Previously, Walter was Managing Director Australia of brewing giant Lion Nathan. Walter's previous roles have included Managing Director Simplot Australia and Managing Director Pacific Brands Food Group, whose brands included Edgell, Birds Eye and Leggo's.

Walter holds a Master of Commerce from the University of New South Wales.

George Mackey

Executive General Manager Technical Services

George Mackey is a 25-year veteran of the telecommunications industry and joined Jupiters Limited in 2002 as the General Manager of Information Technology. With the successful merger of Tabcorp and Jupiters Limited in 2003, George was appointed as Executive General Manager of the Technical Services Division for the Tabcorp Group.

He was previously Director, Technology and Operations, Asia Pacific for Asia Online and was the National General Manager, Information and Technology for Telstra Business Solutions.

George has a Master of Business Administration from the University of Queensland.









Directors' report

The Board of Directors of Tabcorp Holdings Limited ("the Company") has pleasure in submitting its report and the income statement of the Company and controlled entities (collectively referred to as "the Tabcorp Group") in respect of the financial year ended 30 June 2006, and the related balance sheet, statement of cash flows and statement of recognised income and expenses.

1. Directors

The names and details of the Company's Directors in office during the financial year and until the date of this report (except as otherwise stated) are set out on pages 32 to 33.

2. Changes to the Board's composition

Paula Dwyer

Ms Dwyer became a non executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals.

Warren Wilson

Mr Wilson retired as a non executive Director on 28 November 2005 at the conclusion of the Company's Annual General Meeting.

Zygmunt Switkowski

On 19 December 2005, the Company announced the appointment of Dr Switkowski as an additional non executive Director. Dr Switkowski's appointment is subject to receiving all necessary regulatory approvals, which are proceeding in the usual manner.

Other Directors

All other Directors held their position as a Director throughout the entire year and continue to hold that position at the date of this report.

3. Directorships of other listed companies

The following table shows for each Director all directorships of other companies that were listed on the Australian Stock Exchange (ASX) or other financial markets operating in Australia, other than the Company, since 1 July 2003, and the period for which each directorship has been held.

Director	Listed company	Period directorship held
Michael Robinson	Clough Limited Tab Limited(i)	January 2002 to present July 2004 to September 2004
Matthew Slatter	Jupiters Limited(ii) Tab Limited(i)	November 2003 to present July 2004 to present
Anthony Hodgson	Coles Myer Limited Tab Limited(i)	July 2003 to present July 2004 to October 2004
Paula Dwyer	David Jones Limited Promina Group Limited Babcock & Brown Japan Property Trust(iii)	November 2003 to present February 2003 to present February 2005 to present
Philip Satre	None	
John Story	Advanced Magnesium Limited CSR Limited Jupiters Limited(ii) Suncorp-Metway Limited	November 2001 to May 2005 April 2003 to present April 1991 to November 2003 January 1995 to present
Zygmunt Switkowski(iv)	Healthscope Limited Suncorp-Metway Limited Telstra Corporation Limited	January 2006 to present September 2005 to present March 1999 to June 2005
Richard Warburton	Caltex Australia Limited David Jones Limited Nufarm Limited Southcorp Limited Tandou Limited	July 1999 to present October 1995 to July 2003 October 1993 to present June 1993 to October 2003 April 2004 to present
Lawrence Willett	Jupiters Limited(ii)	April 1988 to November 2003
Warren V. Wilson	None	

(i) Tabcorp gained management control of Tab Limited in July 2004 pursuant to a takeover offer. Tab Limited was removed from the official list of the ASX in August 2004 following Tabcorp's acquisition of all its shares. Matthew Slatter continues to be a Director of this company.

(ii) John Story and Lawrence Willett were Directors of Jupiters Limited, which was listed on the ASX until December 2003, when it was removed following Tabcorp's acquisition of all its shares. Matthew Slatter continues to be a Director of Jupiters Limited.

(iii) Paula Dwyer is a Director of Babcock & Brown Japan Property Management Limited, which is the company responsible for managing the Babcock & Brown Japan Property Trust.

(iv) Zygmunt Switkowski's appointment as a Director is subject to receiving all necessary regulatory approvals. Dr Switkowski did not attend any meeting of Directors or Board Committees during the year.

4. Changes to the composition of Board Committees

Following Mr Wilson's retirement in November 2005, Mr Story was appointed as Chairman of the Risk and Compliance Committee.

The Board reviewed the Board Committee structures during the year and determined that the Compliance Committee's role and responsibilities be extended to include risk oversight from January 2006. The Compliance Committee then became known as the Risk and Compliance Committee.

The Board also determined that as from January 2006 all non executive Directors will be members of both the Audit Committee and the Risk and Compliance Committee, in addition to membership of other Board Committees as appointed. The size and complexity of Tabcorp's business has expanded significantly over recent years, and Tabcorp is increasing its focus on compliance, risk and audit responsibilities. In response to the increased governance and oversight obligations, and greater workloads of Directors, the membership on these Board Committees has been strengthened, which reflects similar board committee structures in other large Australian companies.

5. Company Secretary

Kerry Willcock joined Tabcorp in February 2005. She holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. She has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and, most recently, the Australian Postal Corporation, where she held the position of General Counsel.

6. Principal activities

The principal activities of the Tabcorp Group during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The Tabcorp Group's principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

7. Financial results

Consolidated profit after income tax of the Tabcorp Group for the financial year was $542.6 million, which was 24.6% above the previous financial year.

The Tabcorp Group generated profit before interest, taxation and impairments of $920.0 million, which was 2.2% above the previous financial year.

The Tabcorp Group generated operating revenue of $3,776.9 million, which was 0.4% above the operating revenue achieved in the previous financial year.

8. Earnings per share

Basic earnings per share for the period were 103.6 cents, up 23.5% on the previous financial year.

Diluted earnings per share for the period were 103.4 cents, up 23.5% on the previous financial year.

Earnings per share is disclosed in note 6 of the financial statements.

9. Dividends

A final dividend of 45 cents per ordinary share has been declared, an increase of four cents on the previous final dividend and one cent above the previous interim dividend. The dividend will be fully franked and payable on 9 October 2006 to shareholders registered on the books at 4 September 2006.

The following dividends (including any special dividends) have been paid, declared or recommended since the end of the preceding financial year by the Company:

	$m
Final 2006	
Final fully franked dividend for 2006 of 45 cents per share on ordinary shares as declared by the Directors on 24 August 2006 with a record date of 4 September 2006 and payable on 9 October 2006.	236.2
Interim 2006	
Interim fully franked dividend for 2006 of 44 cents per share on ordinary shares as declared by the Directors on 23 February 2006 with a record date of 6 March 2006 and payable on 10 April 2006.	231.0
Final 2005	
Final fully franked dividend for 2005 of 41 cents per share on ordinary shares as declared by the Directors on 30 August 2005 with a record date of 8 September 2005 and payable on 13 October 2005.	215.2

Further information regarding dividends may be found in note 5 of the financial statements.

10. Review of operations

Tabcorp has five principal operating divisions, being:

- Casinos;
- Gaming and network games;
- Wagering;
- Media; and
- International.

The activities and results for these divisions are discussed below.

Tabcorp also has a number of shared services divisions, which support these operating divisions, being:

- Technical Services;
- Human Resources;
- Strategy and Development;
- Finance; and
- Corporate and Legal.

Project Align

In January 2006, Tabcorp commenced a strategic review to plan the next phase of its growth, following previous acquisitions. 'Project Align' focused on optimising the cost and revenue base from the assets and businesses acquired over the last seven years together with the Tabcorp Group's existing core businesses. The project was designed to assist in shaping Tabcorp's customer acquisition, growth and retention strategies. As a result of the project, the Tabcorp divisional structure was enhanced to take advantage of the realignment of key business processes. On 1 July 2006, Tabcorp's new divisional structure was implemented, which included the following key changes:

- The previous operations from the Gaming and network games, Wagering and Media divisions were merged together into a newly created division called Australian Business; and
- The International division becoming part of the Strategy and Development division.

The information presented below relates to the divisional structure that was in place throughout most of the financial year.

Casinos division

The Tabcorp Group operates four hotel and casino properties, Star City in Sydney, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville. In addition, the Tabcorp Group manages the Gold Coast Convention and Exhibition Centre and has an interest in and manages the Townsville Entertainment and Convention Centre.

The Casinos division achieved earnings before interest and income tax expense (EBIT) of $424.1 million, which was 8.1% above the previous financial year. The division's operating revenue increased by 4.1% to $1,324.5 million.

Gaming and Network Games division

In Victoria, the Tabcorp Group owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement. In addition, the Tabcorp Group also operates Keno in New South Wales and Queensland.

The Gaming and Network Games division achieved EBIT of $257.9 million, which was 1.5% below the previous financial year. This result included an increase in the Victorian EGM levy expense of $7.5 million imposed by the Victorian Government.

The division's operating revenue increased by 2.3% to $1,046.2 million.

The result for this financial year and comparisons to the prior financial year have been restated to exclude the contributions from Jupiters International, which was previously included in the division's result, but for this financial year forms part of the International division.

The previous financial year result included six month's contribution from the Tabcorp Group's Queensland gaming machine monitoring business, which was sold on 31 December 2004.

Wagering division

The Tabcorp Group conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria and New South Wales, and provides on course totalizators at thoroughbred, harness and greyhound metropolitan and country race meetings. In addition, totalizator and fixed odds betting is offered on sporting events.

The Wagering Division achieved EBIT before impairments of $203.7 million, which was 2.6% above the previous financial year. Impairments in the financial year were $66.4 million, comprising $59.7 million in relation to goodwill and $6.7 million in relation to software. The division's operating revenue decreased by 0.2% to $1,316.9 million with the split racing vision impacting wagering revenue on all three racing codes in both New South Wales and Victoria.

Media division

The Tabcorp Group's Media division incorporates specialist television and radio operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international services.

The Media division achieved EBIT of $30.0 million, which was 21.1% below the previous financial year. The division's operating revenue decreased by 11.6% to $82.6 million, mainly due to discounts to Sky Channel subscribers following loss of broadcast rights to the Victorian and New South Wales metropolitan thoroughbred racing. These discounts were offset by savings in rights fees previously paid to the Sydney and Victorian thoroughbred clubs.

International division

During the financial year, the Tabcorp Group established the International division to selectively develop markets where it is able to leverage its capability in gambling entertainment to create profitable growth for the business and value for shareholders.

The International division recorded a loss before interest and income tax expense of $10.9 million (2005: loss of $1.3 million). The division's operating revenue decreased by 8.2% to $6.7 million.

Two major projects for the division during the financial year were the development of Keno in China and the Singapore Integrated Resort. The Tabcorp Group withdrew from the Singapore project in December 2005. These projects are explained further in section 11 of this report.

11. Significant changes in the state of affairs

Takeover offer for UNiTAB Limited (UNiTAB)

On 1 June 2006, the Tabcorp Group announced a takeover offer for UNiTAB, the Brisbane based wagering and gaming company.

Conditions of the bid included that Tabcorp had to gain certain approvals from the Queensland Government and the Australian Competition and Consumer Commission (ACCC) in order to proceed with the takeover. The Queensland Government announced that it was willing to amend relevant legislation to allow the takeover if the Tabcorp Group complied with specific conditions. Tabcorp was confident that the conditions would be satisfied.

On 2 August 2006, the ACCC announced that it had some competition concerns relating to the takeover. The Tabcorp Group offered court enforceable undertakings to address the issues raised by the ACCC. On 16 August 2006, the ACCC announced that it would oppose the proposed acquisition of UNiTAB by Tabcorp. Consequently on 17 August the Tabcorp Group announced that it would not continue with the proposed takeover.

The Tabcorp Group will continue to pursue new opportunities in international and domestic markets.

Keno in China

In June 2005 the Tabcorp Group entered into a joint venture arrangement with China LotSynergy Limited for the purpose of providing systems and support services to the lottery market in the People's Republic of China (PRC). The Tabcorp Group has a 67% interest in the joint venture. In July 2005, the joint venture entered into a Technical Cooperation Agreement (TCA) with Beijing Lottery Online Technology Co., Ltd. (CLO). Initial commercial operations of Keno in the PRC commenced on 8 January 2006 with a pilot group of venues, which is continuing. The TCA provides a framework for the joint venture to provide software, equipment (including terminals) and technical services to CLO for a 10 year term from the commencement of initial commercial operations.

Singapore Integrated Resort

On 9 December 2005, the Tabcorp Group withdrew its bid to develop an Integrated Resort in Singapore. The increased development costs, the risks, potential returns and timelines for the project meant that the decision to withdraw was in the best interests of the Tabcorp Group and its shareholders.

Sky Channel and TVN arrangements

On 16 May 2006, the Tabcorp Group announced that an agreement had been entered into with media company ThoroughVisioN (TVN) to resolve a dispute regarding the broadcast rights to thoroughbred racing held by the Australian Jockey Club, Sydney Turf Club, Victoria Racing Club, Melbourne Racing Club, Moonee Valley Racing Club and Victorian Country Racing, which are all shareholders of TVN.

The agreement included both interim and long term arrangements. On 16 August 2006 the ACCC informed Tabcorp and TVN that in its view the proposed long term arrangements between Sky Channel and TVN would be likely to raise competition law concerns in the market for the acquisition of thoroughbred racing broadcasting rights during the term of the proposed long term arrangements. The long term arrangements are conditional on Sky Channel and TVN obtaining any necessary approvals from the ACCC.

The ACCC noted that many of the arguments put forward by Sky Channel and TVN in their submission to the ACCC seeking informal clearance appear to suggest that public benefits arise from the long term arrangements, and that if the parties wish to put in place the proposed long term arrangements, they may wish to consider seeking a formal authorisation from the ACCC for those arrangements. On 17 August 2006 TVN and Tabcorp announced they will take all available steps to ensure that the racing picture continues to be available on both TV channels in TAB agencies, pubs, clubs and on Pay TV, while they work through the structure for the long term arrangements to address the ACCC's concerns.

Integration of Tab Limited

Throughout the financial year, the Tabcorp Group continued to integrate its existing businesses with those acquired from the takeover of Tab Limited.

In May 2006, the New South Wales Parliament passed the Totalizator Legislation Amendment (Inter-jurisdictional Processing of Bets) Act 2006, which enables the Tab wagering businesses previously conducted independently in New South Wales and Victoria to be integrated. The integration project aims to remove duplication, enables customers to access new and exciting products, provides cost synergies, and delivers significant benefits to the racing industries and State Governments.

On 23 December 2005, the New South Wales Government decided not to approve the merging of the New South Wales and SuperTAB totalizator wagering pools, which the Tabcorp Group proposed as part of its acquisition of Tab Limited in mid 2004. This decision means that the Tabcorp Group and the respective State Governments and racing industries will not be able to benefit from an aggregate $17.1 million in forecast annual savings.

The Tabcorp Group previously reported that the synergies associated with the integration project would total $40.2 million in the 2008 financial year, however it now anticipates, in the absence of pooling being approved, total synergies will be reduced by $5.3 million to $34.9 million in the 2008 financial year. During the financial year ended 30 June 2006, the Tabcorp Group achieved synergies of $4.9 million. The key operational issues and the software development associated with the integration project are expected to be completed in September 2006. The final deployment to the New South Wales TAB retail network will be placed on hold during the Spring Racing Carnival, with full deployment expected to be completed in February 2007.

Victorian licence renewal

On 4 January 2006, the Victorian Government announced the start of its review of the Victorian gaming, wagering and Club Keno licences, which in their current form expire in 2012.

On 2 March, the Victorian Government released four issues papers on the post-2012 licencing arrangements for electronic gaming machines, wagering, Club Keno and the future funding of the racing industry. Interested parties were invited to make submissions on these issues.

The Tabcorp Group made substantive submissions on each of these issues. The Tabcorp Group's submissions focussed on:

- A continuous commitment to the responsible service of gambling;
- Maintaining the highest levels of probity and transparency for gambling operators; and
- Ensuring the proceeds of gambling are distributed appropriately.

Directors' report (continued)

The Government will undertake community consultations during 2006 and the Minister for Gaming and Racing has said an announcement on the future licence structures will be made in 2007. This will be followed by a licence-awarding process.

Tabcorp remains focussed on renewing its gaming, wagering and Club Keno licences and looks forward to the outcome of the Government's review.

Radio 2KY sharing broadcasts with Sport 927

On 13 January 2006, the Tabcorp Group announced that its Sydney based radio station 2KY will share race broadcasts with Sport 927 in Melbourne. This partnership, which came into effect in the first half of calendar 2006, will ensure listeners in both New South Wales and Victoria can hear all the racing action from both states.

Townsville cruise ship terminal project

On 13 September 2005, the Tabcorp Group announced the development of a unique seafront lifestyle precinct surrounding its Jupiters Townsville Hotel and Casino. This followed the Queensland Government's approval of a joint venture proposal with Consolidated Properties Group. The development will include the construction of a major cruise ship terminal that is expected to cater for up to 40,000 visitors and tourists each year, as well as a world class marina and residential development. The Tabcorp Group will provide the land component for the joint venture. On 7 February 2006, the Tabcorp Group announced that the development agreement had been agreed with the Queensland Government.

Other significant changes in the state of affairs

There were no significant changes in the state of affairs of the Tabcorp Group that occurred during the financial year other than as set out in this Directors' report.

12. Business strategies

Tabcorp is Australia's premier gambling and entertainment group and aspires to be one of the top gambling and entertainment groups in the world. To achieve this aspiration, Tabcorp's strategic focus is on both organic and inorganic growth opportunities. Tabcorp continued with these business strategies throughout the financial year.

Organic growth

Tabcorp seeks to drive growth in its existing businesses through a focus on:

- increasing our understanding and knowledge of customers;
- developing a customer-centric organisation and culture;
- developing products and services that are relevant and compelling for the customer;
- increasing its share of the gambling and entertainment market;
- disciplined investment in people, products and processes;
- operational excellence in delivery;
- expanding its core capabilities and expertise;
- leveraging its scale and diversity;
- growing faster and more cost efficiently than its peers; and
- maintaining consistency with its culture.

Inorganic growth

Tabcorp seeks to explore and implement both domestic and international merger and acquisition opportunities that:

- enhance shareholder value;
- are within Tabcorp's core competencies of gambling, entertainment and hospitality;
- enable Tabcorp to export its core capabilities and replicate its base business model; and
- focus on a few priority markets that give Tabcorp an international presence.

In the first half of calendar 2006 the Tabcorp Group undertook a strategic review, called Project Align, to realign and optimise the Tabcorp Group's businesses following previous acquisitions, and plan for the next phase of growth. Further details about this project are disclosed in section 10 of this report.

13. Significant events after the end of the financial year

No matters or circumstances have arisen since the end of the financial year which are not otherwise dealt with in this report or in the Financial Statements, that have significantly affected or may significantly affect the operations of the Tabcorp Group, the results of those operations or the state of affairs of the Tabcorp Group in subsequent financial years.

14. Likely developments and expected results

The Tabcorp Group will continue with the strategies in the year under review, as set out in this report.

The Directors have excluded from this report any further information on the likely developments in the operations of the Tabcorp Group and the expected results of those operations in future financial years, as the Directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the Tabcorp Group.

15. Auditor

The Tabcorp Group's external auditor is Ernst & Young. A co-sourced internal audit function has been developed and implemented which is resourced jointly between the Tabcorp Group and KPMG. More information relating to the audit functions can be found in the Corporate Governance statement on pages 26 and 28 of this report.

16. Directors' interests in contracts

Some Directors of the Company, or their Director related entities, conduct transactions with entities within the Tabcorp Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity at arm's length in similar circumstances. These transactions are described in further detail in note 27 of the financial statements.

17. Environmental regulation and performance

The Tabcorp Group's environmental obligations and waste discharge quotas are regulated under both state and federal law. The Tabcorp Group has a record of complying with, and in most cases exceeding, its environment performance obligations.

No environmental breaches have been notified to the Tabcorp Group by any government agency.

The environmental performance obligations for the Casinos division are overseen by an Executive Environmental Committee and are subject from time to time to government review.

Each hotel and casino property has environmental management plans and procedures representing best practice standards, which assist in maintaining high levels of environmental regulation and performance.

18. Risk management

The Tabcorp Group has a structured and proactive approach to understanding and managing risk. The key focus of the risk management approach is to align strategy, processes, people, technology and knowledge with evaluating and managing the uncertainties and opportunities faced by the Tabcorp Group. Overviews of the Tabcorp Group's risk management processes and internal control framework are disclosed in the Corporate Governance statement on page 28 of this report.

19. Directors' interests

At the date of this report (except as otherwise stated) the relevant interests of the Directors in the shares, options or other instruments of the Company, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

Name	Ordinary Shares	Options	Performance Options	Share Rights	Deferred Shares
Michael Robinson	45,565	-	-	-	-
Matthew Slatter	2,000,000(i)	1,000,000(ii)	978,122(iii)	44,363(iii)	71,130(iv)
Anthony Hodgson	100,105	-	-	-	-
Paula Dwyer(v)	10,000	-	-	-	-
Philip Satre	8,000	-	-	-	-
John Story	13,149	-	-	-	-
Richard Warburton	23,456	-	-	-	-
Lawrence Willett	2,904	-	-	-	-
Warren Wilson(vi)	50,000	-	-	-	-

(i) Upon commencement of employment Matthew Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the Tabcorp Senior Executive Long Term Incentive Plan. In addition, Matthew Slatter was provided with 1,500,000 options upon commencement of employment as recognition for forfeiting option entitlements from a previous employer. Matthew Slatter has exercised all of these options into 1,500,000 ordinary shares.

(ii) Upon commencement of employment Matthew Slatter was issued 1,000,000 options, which vest only if certain annual and cumulative benchmarks are achieved.

(iii) On 7 September 2005, Matthew Slatter was issued 318,080 performance options and 14,420 share rights pursuant to the Company's Long Term Performance Plan. Prior to the commencement of the financial year ended 30 June 2006 he held 660,042 performance options and 29,943 share rights.

(iv) During the financial year Matthew Slatter was issued 30,690 ordinary shares pursuant to the Company's Deferred Share Plan. Prior to the commencement of the financial year ended 30 June 2006 he held 40,440 deferred shares.

(v) Became a non executive Director on 30 August 2005, following the receipt of all necessary regulatory approvals.

(vi) Retired as a non executive Director on 28 November 2005 at the conclusion of the Company's Annual General Meeting. The number of ordinary shares relates to Warren Wilson's interests in ordinary shares at the time of his retirement.

Zygmunt Switkowski's appointment as a Director is subject to receiving all necessary regulatory approvals. His relevant interests in Tabcorp securities will be disclosed to the ASX following his appointment as a Director.

Non executive Directors have interests in the Company's ordinary shares, which are held directly, unless otherwise stated as follows:

- Michael Robinson has an indirect interest in 35,000 ordinary shares held by Sandhurst Trustees Limited on behalf of Allens Arthur Robinson Partners Superannuation Fund Pty Ltd.
- Anthony Hodgson has an indirect interest in 99,000 ordinary shares held by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary.
- Philip Satre has an indirect interest in 4,000 ordinary shares held by trustees of the Satre Family Revocable Trust in the United States of America.
- John Story has an indirect interest in 10,015 ordinary shares held by Storfield Pty Ltd as trustee for the Story Superannuation Fund.
- Richard Warburton has an indirect interest in 23,456 ordinary shares held by Teampass Pty Ltd, a family trust.
- Paula Dwyer has an indirect interest in 10,000 ordinary shares held by Roble Pty Ltd, as trustee for the Happell Family Trust.

Directors' report (continued)

20. Board and Committee meeting attendance

During the financial year ended 30 June 2006 the Company held 16 meetings of the Board of Directors, of which nine were standard Board meetings. Seven Board meetings were held to discuss special business, including in relation to the Tabcorp Group's proposed bid for an integrated resort in Singapore and its takeover offer for UNiTAB.

The attendance of the Directors at meetings of the Board and its Committees during the year in review were:

	Board of Directors		Audit Committee(i)		Risk and Compliance Committee(ii)		Nomination Committee		Remuneration Committee	
Name	A	B	A	B	A	B	A	B	A	B
Michael Robinson	16	16	3	3	2	2	1	1	6	6
Matthew Slatter(iii)	16	16	3	3	2	2	1	1	4	6
Anthony Hodgson	16	16	3	3	1	1	1	1	-	-
Paula Dwyer(iv)	12	14	2	2	1	1	1	1	-	-
Philip Satre	14	16	0	1	0	1	-	-	-	-
John Story	16	16	3	3	2	2	-	-	-	-
Richard Warburton	12	16	1	1	0	1	1	1	6	6
Lawrence Willett	16	16	1	1	1	1	-	-	5	6
Warren Wilson(v)	5	6	-	-	1	1	-	-	-	-

A – Number of meetings attended

B – Maximum number of possible meetings available for attendance

(i) Commencing January 2006, all non executive Directors that were previously not members of the Audit Committee became members of that Committee. Refer to the section Changes to the composition of Board Committees on page 37 of this report.

(ii) Commencing January 2006, the Compliance Committee's role and responsibilities were extended to include risk oversight and it became known as the Risk and Compliance Committee. At this time, all non executive Directors that were previously not members of the Committee became members of the Committee. Refer to the section Changes to the composition of Board Committees on page 37 of this report.

(iii) Attended meetings of Committees as stated above, but was not a member of the Committees and therefore was not required to attend these meetings.

(iv) Became a non-executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals. In addition to the meetings above, Ms Dwyer attended one Board meeting and one Audit Committee meeting as an observer only whilst awaiting regulatory approval. She was not required to attend these additional meetings and could not vote on any matter at these meetings.

(v) Retired as a non executive Director on 28 November 2005 at the conclusion of the Company's Annual General Meeting.

Zygmunt Switkowski's appointment as a Director is subject to receiving all necessary regulatory approvals. He did not attend any meeting of Directors or Board Committees during the financial year ended 30 June 2006.

The details of the functions and memberships of the Committees of the Board are set out in the Corporate Governance statement on pages 25 to 27 of this report. The terms of reference for the Committee are available from the Corporate Governance section of the Company's website at www.tabcorp.com.au/about_governance.aspx.

21. Indemnification and insurance of Directors and officers

The Tabcorp Group has entered into insurance contracts, which indemnify Directors and Officers of the Tabcorp Group against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

22. Tax consolidation

Effective 1 July 2002, the Company and its 100% owned subsidiaries formed an income tax consolidation group (the ITC Group). Members of the ITC Group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the ITC Group entities should the Company default on its tax payment obligations. The ITC Group was joined by Jupiters Limited and its 100% controlled entities on 13 November 2003, when 100% control was attained, and by the Tab Limited Group entities when 100% control was attained on 20 September 2004. Further details are available in note 4 of the financial statements.

23. Treasury

The Tabcorp Group has a treasury function responsible for managing the Tabcorp Group's finance facilities, and interest rate, credit, liquidity and currency risks. The treasury function operates within policies set by the Board. Management's actions are in line with Tabcorp Group policies.

Tabcorp enters into interest rate swaps and options, and cross currency swaps to hedge interest rate and foreign exchange risk on debt.

24. Non-statutory audit services

Ernst & Young, the external auditor to the Company and the Tabcorp Group, provided non-statutory audit related services to the Company during the financial year ended 30 June 2006. The Directors are satisfied that the provision of non-statutory audit services during this period was compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-statutory audit service provided means that auditor independence was not compromised. These statements are made in accordance with advice provided by the Company's Board Audit Committee.

The Company's Board Audit Committee reviews the activities of the independent external auditor and reviews the auditor's performance on an annual basis. The Chairman of the Audit Committee must approve all non-statutory audit related work to be undertaken by the auditor (if any). Further details relating to the Audit Committee and the engagement of auditor's are available in the Corporate Governance statement on page 26 of this report.

Ernst & Young, acting as the Company's external auditor, received or are due to receive the following amounts in relation to the provision of non-statutory audit services to the Company:

Description of services	$'000
Regulatory	108
Other assurance services	305
Total of all non-statutory audit services	**413**

Amounts paid or payable by the Company for audit and non-statutory audit related services are disclosed in note 3 of the financial statements.

25. Corporate governance

The Directors of the Company support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the Company's corporate governance practices was undertaken during the year. As a result, new practices were adopted and existing practices optimised to reflect industry best practice. The Company's Corporate Governance statement is contained on pages 24 to 31 of this report, which is also available under the Corporate Governance section of the Company's website.

26. Auditor's independence declaration

Below is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the review for the financial year ended 30 June 2006. This auditor's independence declaration forms part of this Directors' report.

ERNST & YOUNG

- Ernst & Young Building
  8 Exhibition Street
  Melbourne VIC 3000
  Australia

  GPO Box 67
  Melbourne VIC 3001

- Tel 61 3 9288 8000
  Fax 61 3 8650 7777

Auditors Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our audit of the financial report of Tabcorp Holdings Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Mary Waldron
Partner

24 August 2006

Liability limited by a scheme approved under Professional Standards Legislation

27. Rounding of amounts

Tabcorp Holdings Limited is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the financial report and the Directors' report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

This report has been signed in accordance with a resolution of Directors.

Michael Robinson AO
Chairman

Melbourne
24 August 2006

Remuneration report

1. Remuneration philosophy

Tabcorp's reward strategy is directed to attracting, motivating and retaining quality people. The reward strategy provides a reward platform encompassing fixed and variable reward, to drive short, medium and long term incentives to support the organisation's future direction and business strategy. The key principles in developing and monitoring the reward structure are:

- Creation of shareholder value;
- Maintaining market competitiveness; and
- Measuring and rewarding individual and Company performance.

Alignment with these principles is achieved through a variable pay structure, based on appropriate levels of reward mix, both fixed and at risk, which is benchmarked against market best practice. Tabcorp aims to achieve an optimal balance between these principles, in line with Tabcorp's strategic intent and vision of being one of the top three gambling and entertainment companies in the world.

2. Board Remuneration Committee

The Board Remuneration Committee is responsible for reviewing and making recommendations to the Board on all aspects of remuneration policies for the Company including those governing the Directors, the Managing Director and Chief Executive Officer, the Company Secretary, executives and senior managers.

The main responsibilities of the Board Remuneration Committee are:

- Establishing and maintaining appropriate remuneration policies and practices that apply to the Tabcorp Group;
- Reviewing and recommending to the Board the remuneration of:
  - the Chairman and non executive Directors;
  - the Managing Director and Chief Executive Officer;
  - the terms and conditions of any incentive plans and approving the extent to which executives may participate in these plans;
- Reviewing and approving remuneration of executives reporting to the Managing Director and Chief Executive Officer; and
- Agreeing benchmarks against which annual salary reviews are evaluated.

The Terms of Reference of the Board Remuneration Committee are available under the Corporate Governance section of Tabcorp's website at www.tabcorp.com.au.

The Board Remuneration Committee reviews the Company's remuneration policies, practices, and fees at least annually. The Board Remuneration Committee receives independent advice to assist in exercising its responsibilities, which during the year consisted of:

- Remuneration strategies;
- Reward mix and structure;
- Consultation on job roles, responsibilities and capabilities;
- Organisational structures; and
- Optimal remuneration levels.

During the year Tabcorp received advice from a number of independent consultants regarding best practice remuneration practices, including Egan Associates, Hay Group and PricewaterhouseCoopers.

The advice provided by these consultants reflects industry best practice for organisations that are comparable to Tabcorp in size, complexity and geographic spread, and where possible, in similar industries. Whilst this information focuses predominantly on the Australian market, data is also obtained on a global basis where appropriate. In determining remuneration policies and practices to apply to the Tabcorp Group, the Board Remuneration Committee also considers Tabcorp's strategic positioning as the most diversified entertainment and gambling group in Australia and recognition of international opportunities with joint venture partners.

3. Non executive Director remuneration

The Board seeks to set aggregate remuneration levels that provide Tabcorp with the ability to attract and retain highly competent Directors. The fees paid to non executive Directors reflect the demands on and responsibilities of those Directors.

Non executive Directors receive a total remuneration package consisting of fixed base fees for being a Director and additional fixed fees for Board Committee membership. The fees paid to the Chairman of the Board and to the Chairman of most Board Committees are higher than the base fees for Directors and Board Committee members in recognition of the added responsibilities and capabilities attributable to the role of Chairman. These fees were determined by the Board Remuneration Committee having regard to independent advice and remuneration for directors at other companies. These fees represent equitable remuneration levels commensurate with the responsibilities, time commitments and obligations placed on non executive Directors.

Non executive Directors do not receive any incentive or performance based payments and are not eligible to participate in any of Tabcorp's incentive schemes. This policy aligns with the principle of non executive Directors' independence, ensuring that they are acting independently of performance criteria.

Fees are inclusive of statutory superannuation. Australian superannuation legislation does not extend to Directors who reside outside of Australia, so any such Director receives cash in lieu of statutory superannuation contributions, which throughout the financial years ended 30 June 2005 and 30 June 2006 was applied at 9% of full emoluments. Directors may elect to increase the proportion of cash remuneration taken as additional superannuation contributions, to the extent permissible under legislation.

In recognition of market trends and prevailing shareholder expectations, the Board decided in 2003 that retirement benefits for all non executive Directors would cease to accrue for services provided after 30 June 2003. At that time Directors' retirement allowances were quantified and paid into each Director's nominated complying superannuation fund. Since 30 June 2003, Directors do not receive any retirement benefits other than statutory superannuation.

Following a review of Board Committee structures during the financial year to 30 June 2006, the Board determined that the Compliance Committee's role and responsibilities be extended to include risk oversight and therefore the Committee became known as the Risk and Compliance Committee. The Board also determined that all non executive Directors will be members of the Audit Committee and the Risk and Compliance Committee, in addition to membership of other Board Committees as appointed. The size and complexity of Tabcorp's business has expanded significantly over recent years, resulting in an increased focus on compliance, risk and audit responsibilities. In response to the increased governance and oversight obligations, and greater workloads of Directors, the membership on these Board Committees has been strengthened. This also reflects similar board committee structures in other large Australian companies.

The amount of annual aggregate remuneration for non executive Directors and the fee structure for Board Committee membership are reviewed annually by the Board Remuneration Committee, which obtains external independent professional advice on prevailing levels of remuneration and conditions at comparable companies. At the Annual General Meeting held on 28 November 2005, shareholders approved an increase of $500,000 to the maximum aggregate remuneration for all non executive Directors to a maximum sum of $2.0 million per annum. The increase in the fee cap was in part to recognise additional Board Committee membership, and takes into consideration the appointment of an additional non executive Director.

The following table outlines the fixed fees for non executive Directors and Board Committee membership with effect from 1 January 2006, which were recommended by the Board Remuneration Committee following their annual review, and adopted by the Board.

Figure 1: Non executive Director and Board Committee fixed annual fees effective from 1 January 2006

		Board Committee Fees(i)			
	Board Fee(i) $	Audit $	Risk and Compliance $	Remuneration $	Nomination $
Chairman	352,500				
Deputy Chairman	160,000				
Director	130,000				
Chairman of Committee		50,000	25,000	25,000	7,500
Committee Member		15,000	15,000	10,000	7,500

(i) The fees outlined above exclude contributions made under the Superannuation Guarantee (SG) legislation.

The fees in the table above incorporate a number of changes from the previously applicable non executive Director annual fees which were effective from 1 January 2005, being:

- Chairman's base fee increased $18,850 from $333,650;
- Base fee for individual Directors decreased $5,000 from $135,000; and
- Base fee for the Chairman of the Risk and Compliance Committee increased $5,000 from $20,000 (formerly the Compliance Committee).

The reasons for these changes are explained above.

4. Managing Director and Chief Executive Officer and executive remuneration

The reporting in respect of the Managing Director and Chief Executive Officer and executive remuneration set out in this section, and in section 6, relates to the year ended 30 June 2006. The report in section 8 in respect of remuneration strategy changes relates to the year commencing 1 July 2006.

The Board requires that a written employment contract be entered into with the Managing Director and Chief Executive Officer, and all other executives, including the Company Secretary. Details of employment contracts are provided in section 7 of this report. All executives are employed by Tabcorp Holdings Limited.

The Total Annual Reward (TAR) for the Managing Director and Chief Executive Officer, the Company Secretary and executives is comprised of a fixed component (Total Employment Cost (TEC)) and a variable component, the weighting of which is determined on an annual basis.

The following diagram details the fixed and variable components of remuneration (assuming all performance targets are met) for the Managing Director and Chief Executive Officer and the most senior levels of management, including the Company Secretary.

Remuneration report (continued)

Figure 2: Target reward composition of remuneration

	Total Annual Reward (TAR)			
	[illegible]	[illegible]		
Management level	Total Employment Cost %	[illegible]	Long Term Incentive %	
		[illegible]	Performance Options %	Share Rights %
MD & CEO	42.4	[illegible]	28.8	
		[illegible]	75	25
CE/EGMs – Level 1	50.0	[illegible]	25.0	
		[illegible]	50	50
EGMs/MDs – Level 2	55.0	[illegible]	22.5	
		[illegible]	50	50
EGMs – Level 3	58.8	[illegible]	20.6	
		[illegible]	50	50
EGMs/MDs – Level 3	62.4	[illegible]	18.8	
		[illegible]	50	50

CE refers to Chief Executive, EGM refers to Executive General Manager, and MD refers to Managing Director.

The five Company and Tabcorp Group executives, other than the Managing Director and Chief Executive Officer (MD & CEO), who received the highest remuneration for the year ended 30 June 2006 are Chief Executives/Executive General Managers and Managing Directors.

The reward mix is reviewed and approved by the Board Remuneration Committee on an annual basis. A review was undertaken in October 2005, at which time independent professional advice was obtained regarding remuneration practices and market conditions.

As a result of the review, the reward mix for the Managing Director and Chief Executive Officer was altered to enable a greater proportion of his remuneration to be at risk and subject to performance hurdles. Previously the mix was 46.7% as Fixed Remuneration, with 26.7% delivered through Short Term Incentive and 26.7% delivered through Long Term Incentive.

The review also took into account Tabcorp's changing executive structure, which resulted in new appointments for the positions of Chief Financial Officer, Chief Executive - Australian Business and Chief Executive - Casinos during the year. The reward mix for the positions of CE/EGM – Level 1 and EGMs – Level 3 were introduced into the model to provide added flexibility and structure which delivered increasing at risk rewards to executives with greater responsibility. Sign on bonuses were also introduced to assist the recruitment of suitably qualified executives and to compensate newly appointed executives for equity forfeited with previous employers. Further details about these sign on bonuses are available in section 7 of this Remuneration Report.

4.1 Fixed remuneration

All executives receive a fixed remuneration component, which is expressed as a total amount of salary and superannuation, that may be taken in an agreed form. Executives may elect to have a combination of benefits, including superannuation, the provision of a motor vehicle through a novated lease arrangement, and car parking which reduces the fixed component via salary sacrificing arrangements as approved by the Australian Taxation Office.

Fixed annual remuneration includes the minimum superannuation contribution required by law and this amount is paid into an approved superannuation fund. Senior managers may elect to salary sacrifice additional superannuation contributions.

The level of fixed remuneration reflects the scope and responsibilities of the role and the level of knowledge, skills and experience of the individual. It is typically referenced to the market median.

4.2 Variable remuneration

The Board views the at-risk (variable) or performance related component as an essential driver of Tabcorp's performance culture. The mix between fixed remuneration and at risk remuneration is designed to reflect market conditions at each position and seniority level. For the Managing Director and Chief Executive Officer the split is approximately 42.4% fixed and 57.6% at-risk, as shown in Figure 2. The split for the direct reports to the Managing Director and Chief Executive Officer is 50% fixed and 50% at-risk. This remuneration model is provided through a mix of short term and long term incentive arrangements, with a combination of cash, Deferred Shares, Performance Options and Share Rights, which were approved by shareholders at the Company's 2003 annual general meeting.

4.2.1 Short Term Incentive (STI)

The annual short term incentive is provided through Tabcorp's Short Term Performance Plan (STPP) which links the achievement of individual, business unit, and Group financial and operational performance with the remuneration delivered to the executive who is accountable for delivering on those targets. The total potential STI available is such that the cost to Tabcorp is self funded on the achievement of performance above target.

The STPP parameters provide participants with the opportunity to elect to receive their incentive payment as cash, superannuation or Deferred Shares.

4.2.1.1 Balanced Scorecard

The Balanced Scorecard (BSC) developed for each executive is the assessment tool used to evaluate the delivery of variable reward. The BSC provides the link with the STPP, where individual performance is agreed against specific objectives, measures and targets.

The performance of every Tabcorp employee is assessed at least annually against the achievement of certain agreed Key Performance Objectives (KPOs) and individual competencies, values and behaviours brought to the role, which are contained in the individual's BSC. A quarterly review is also undertaken to monitor progress towards achievement of the KPOs. These reviews are conducted by the individual's direct report, and in the case of the Managing Director and Chief Executive Officer by the Chairman of the Board. For individuals below Level 1, their performance evaluations are also approved and signed off by the reviewer's manager. All performance assessments are collated and analysed by the Tabcorp Human Resources Department.

The specific KPOs adopted for the financial year ended 30 June 2006 align with Tabcorp's values, vision, strategy and behaviours. The performance metrics KPOs are determined on an individual basis, and the following Figure 3 is an example of those applied for the year in review.

Figure 3: Example of Balanced Scorecard

Key Performance Objectives (KPOs)	Financial – Group / Business Unit	Customer	People and Leadership	Organisation
Aim of KPO	To achieve superior shareholder returns.	To provide the best gambling and entertainment experience for customers.	To ensure Tabcorp is a great place to work.	To provide process/ operational excellence, regulatory compliance and be respected in the community.
Key Performance Indicators (KPIs) applicable to the KPOs	The financial drivers that will enable Tabcorp to achieve superior (in the top quartile of the top 100 ASX listed companies), Total Shareholder Returns (TSR) – dividends and share price.	A strong value proposition ensuring customers perceive Tabcorp branded products and services are of greater value than its competitive set.	The capabilities, behaviours and culture required to execute our strategies and ensure Tabcorp is a great place to work.	The key internal processes we must excel at in order to meet customer and financial expectations, and ensure regulatory compliance as well as the actions required to enhance the perception of the Company and its products.
Measures of KPIs	Earnings before interest and tax (EBIT); Profit after Tax (PAT); Return on Equity (ROE); and return on investment.	Measures may include customer acquisition; customer growth; customer retention and market share.	Measures may include quality of leadership – assessment of leadership capabilities; level of employee engagement which is measured, for example, through the Tabcorp employee opinion survey.	Measures for process/operational excellence may include strategic planning process; compliance; reputation index; process improvement metrics; shared services effectiveness and performance to budget.

Each KPO is measurable and rated on a scale of 1 to 5 depending on the achieved outcome, whereby:

- ☐ 5 = Outstanding, performance is consistently exceptional;
- ☐ 4 = Exceeds role expectations, performance significantly and regularly exceeds the job requirements;
- ☐ 3 = Successful, performance consistently meets job requirements;
- ☐ 2 = Needs development, areas within the individual's control requirement improvement; and
- ☐ 1 = Unsatisfactory, performance is significantly below job requirements;

The KPOs are weighted to recognise the degree of relevance to the individual's role and responsibilities. The KPOs and the weightings will also vary depending on which division (eg. Casinos, Wagering, Gaming, etc) and location (eg. which hotel and casino property) where the individual works.

The BSC Assessment is the aggregate of all the weighted KPO ratings, and is expressed as a rating between 1 and 5. The BSC Assessment is then converted into an Individual Performance Score of between 0.8 and 1.2.

The final calculation of the STI payment is based on three components:

- The incentive as a percentage of fixed remuneration at target (Target Award);
- The annual assessment of the individual's achievement of KPOs in the BSC (Individual Performance Score); and
- A financial performance multiplier (Funding Multiplier) based on the net profit after tax (NPAT) of the consolidated Tabcorp Group for the financial year, pre non-recurring items.

The application of the Funding Multiplier provides the Board with an opportunity to respond to profit enhancement, resulting in incentive payments at greater than target, that are self funded through the generation of additional net profit after tax.

The following example illustrates the calculation of the bonus awarded under the STI.

Figure 4: Example – Calculating STI award

Target Award = a TEC of $100,000 with a Target Short Term Performance Award of 25.0% (of TEC)

Individual Performance Score = a BSC Assessment of 3.7 (out of 5) equates to an Individual Performance Score of 1.07

Funding Multiplier = with an NPAT (pre non-recurring items) of 3% above target equates to a Funding Multiplier of 1.06

Target Award	X	Individual Performance Score	X	Funding Multiplier	=	Actual Award
$25,000	X	1.07	X	1.06	=	$28,355

As the performance of the individual and Tabcorp is above target, then the Actual Reward received will be $28,355 compared to the Target Award of $25,000.

The following Figure 5 denotes STI payments for the financial year ended 30 June 2006 for the Managing Director and Chief Executive Officer and the five continuing Company and Tabcorp Group executives who received the highest remuneration for the year, as well as those non continuing Company and Tabcorp Group executives whose remuneration places them within the top five band.

Figure 5: STI payment structure

Name	TEC $	Minimum STI % of TEC achievable %	STI % of TEC at target %	Maximum STI % of TEC achievable %	Actual STI % of TEC achieved %	Actual STI Achieved $ (vi)
Continuing executives:						
Matthew Slatter	1,400,000	0.00	67.86	114.00	61.16	856,235
Peter Caillard	425,000	0.00	40.00	67.20	42.80	160,882
Elmer Funke Kupper(i)	900,000	0.00	50.00	84.00	16.70	143,510
Mohan Jesudason	540,000	0.00	40.00	67.20	36.05	194,681
George Mackey	425,000	0.00	40.00	67.20	34.25	145,560
Julia Nenke	400,000	0.00	35.00	58.80	33.12	132,491
Non continuing executives:						
David Banks(ii)	801,376	0.00	40.00	67.20	40.00	320,550
David Elmslie(iii)	650,000	0.00	40.00	67.20	23.32	151,600
Paul Gulbenkian(iv)	400,000	0.00	40.00	67.20	36.60	146,400
Michael Piggott(v)	750,000	0.00	40.00	67.20	36.03	270,240

(i) Commenced employment on 27 February 2006.
(ii) Ceased employment on 31 March 2006.
(iii) Ceased employment on 31 January 2006.
(iv) Ceased employment on 1 July 2006.
(v) Ceased employment on 7 July 2006.
(vi) Comprises cash and deferred shares (where elected).

4.2.2 Long Term Incentive (LTI)

Senior managers are invited to participate in the Long Term Performance Plan (LTPP) under which participants receive an annual allocation of Performance Options and Share Rights in respect of the Company's ordinary shares.

The LTPP is designed to foster long term alignment of individual, business unit and Group performance with the objective of providing a satisfactory return to shareholders. Any award delivered by the LTPP will only be realised when Total Shareholder Return (TSR) meets or exceeds specified performance hurdles, which requires Tabcorp to outperform at least 50% of its peer group of companies in terms of TSR.

The Board Remuneration Committee annually reviews and approves the selection of participants to be invited to participate in the LTPP. Participation in the LTPP is intended as a component of total annual reward for executives whose performance is of strategic and operational importance to the Group. Generally, participation is restricted to the Managing Director and Chief Executive Officer, the Chief Financial Officer, Chief Executives, Chief Operating Officers, Executive General Managers and General Managers.

The proportion of an executive's annual reward that is comprised of Performance Options and Share Rights depends on the level of seniority of the executive, as shown in Figure 2 of this report. The number of Performance Options and Share Rights allocated is determined using a model which assesses the projected value at the first test date, being the third year after allocation. Performance Options and Share Rights which have not vested are further tested on the fourth and fifth anniversary of allocation following which unvested Performance Options lapse. The assumptions used in determining the future reward of Performance Options and Share Rights uses two key criteria, being:

- Projected average annual rate of growth in the share price over the vesting period (three years); and
- A risk free rate of return to discount the projected annual average share price growth over the vesting period back to the date of grant.

The performance hurdles to be attached to both Performance Options and Share Rights are measured according to Tabcorp's TSR ranking against a peer group of companies, which reflects Tabcorp's current business mix determined at the time of granting the Performance Options and Share Rights. The peer group consists of the 100 largest Australian Stock Exchange (ASX) listed companies based on market capitalisation, excluding property trusts, infrastructure groups and mining companies which are represented by the S&P Global Industry Classification Standards of Oil & Gas, Metals & Mining, Transportation Infrastructure and Real Estate. Due to changes in the composition of companies listed on the ASX, the peer group will change at each date of grant.

Vesting of Performance Options and Share Rights against the relative TSR ranking on applicable Test Dates will occur in the manner set out in Figure 6 below.

Figure 6: TSR performance ranking

TSR performance ranking range	Number of options exercisable
Below 50th percentile	0% of Performance Options and Share Rights will be exercisable
50th percentile	50% of Performance Options and Share Rights will be exercisable
Above the 50th percentile and below the 75th percentile	An additional 2% of Performance Options and Share Rights will become exercisable for each one percentile increase above the 50th percentile
75th percentile or higher	100% of Performance Options and Share Rights will be exercisable

Figure 7: Proportion of Performance Options and Share Rights which may be exercisable under the LTI



Reward Vehicle
Performance
3-5 year period
Reward
Performance Options
100% vest
50% vest
0% vest
0
50th
75th
100th
Percentile based on Tabcorp's TSR ranking in the peer group
Share Price at Exercise
Share Price at Grant
Reward Growth in the Share Price
Share Rights
Share Price at Exercise
Share Price at Grant
Reward Full Value of Share

Remuneration report (continued)

All Performance Options and Share Rights will lapse immediately upon cessation of employment. However, the Board has the discretion in special circumstances (for example, retrenchment, death and permanent incapacity) to vest all or part of the outstanding unvested Performance Options and Share Rights.

Performance Options and Share Rights which have already vested may be exercised for a period of 90 days following cessation of employment. After this date, any unexercised vested Performance Options and Share Rights will lapse.

The LTPP Plan Rules provide that without the prior approval of the Board, Performance Options and Share Rights may not be transferred or encumbered. The Board has not approved any transfers or encumbrances.

5. Tabcorp Group performance

The Board believes that it is for the benefit of the Group and the Company's shareholders for employee remuneration to be aligned with their individual performance and the performance of the Tabcorp Group as a whole.

A significant proportion of the total remuneration for the Managing Director and Chief Executive Officer and other executives is dependent on the achievement of short term and long term measures, as disclosed in section 4 of this Remuneration Report.

The value of shareholders' investments in Tabcorp shares have continued to grow as a result of the Group's strong financial position which has resulted in a history of paying increasing dividends twice a year.

Figure 8: Full year dividend in respect of each financial year (interim & final dividend)



Cents per share fully franked
100
90
80
70
60
50
40
30
20
10
0
63.0
67.0
71.0
81.0
89.0
2002
2003
2004
2005
2006

The Tabcorp Group's strong financial position has been attributable to management's ongoing focus of containing costs, improving efficiencies, structuring the Group to optimise the organic growth of existing business, and investing in new opportunities to enhance growth and profits.

An investment of $1,000 in Tabcorp shares since 30 June 2001 has over the last five financial years grown to $1,967 (before tax), representing a compound annual growth rate of 14.5%. In comparison, over the same period, the Australian Stock Exchange All Ordinaries Accumulation Index grew by 12.6% per annum. The Group's strong financial performance over the last five financial years has resulted in sustained earnings per share, reflecting an increase in shareholder wealth.

6. Employment contracts – Managing Director and Chief Executive Officer

The Managing Director and Chief Executive Officer, Matthew Slatter, is employed under an agreement entered into on 7 October 2002. The agreement is for a period of five years from 7 October 2002, and under the current terms of the agreement:

- Matthew Slatter may terminate his employment by giving to the Company not less than 12 months notice;
- The Company may terminate Matthew Slatter's employment by:
  - Payment of the fixed remuneration component of his package for a 12 month period or if there is less than 12 months remaining of the five year term, by payment of the fixed remuneration for that unexpired period;
  - Three months' notice if Matthew Slatter is unable, by reason of illness or incapacity (mental or physical), to perform his duties and has been unable to do so for a total period of at least 180 days (whether or not consecutive) in the 12 months preceding the date of notice; and
  - Summary notice in certain prescribed circumstances and in that event, no remuneration, compensation or damages are payable by the Company beyond the time of Matthew Slatter's dismissal.

The Board considers it important that the long term future of the Company is properly considered and wishes to ensure that long term planning is not sacrificed for short term achievements. It believes the following remuneration arrangements for the Managing Director and Chief Executive Officer balance appropriately the reward for both short term and long term performance.

Options granted other than under the LTPP

(a) The Company has granted Matthew Slatter 1,000,000 options to acquire ordinary shares in the Company. None of the options are exercisable unless certain performance hurdles are achieved. This allocation of options was a one off allocation at the time of his appointment. The terms and conditions of which are set out in his employment agreement and were communicated to shareholders in Tabcorp's notice of annual general meeting in 2002. The Board obtained advice from an external remuneration consultant and took that advice into account in determining the appropriate terms of his appointment. The terms and conditions on which the options have been granted are as follows:

(i) Term of options

The options may be exercised during a three year period from the date on which they become exercisable and to the extent they are not exercised within that period they will lapse. Options that have not become exercisable by the fifth anniversary of the Commencement Date will lapse at that time. The Commencement Date is the date that Matthew Slatter commenced employment with the Company (7 October 2002).

(ii) Exercise price

The exercise price for each option is $12.61, being the weighted average sale price of shares in the Company during the five trading days immediately prior to the announcement of his appointment.

(iii) Tranches

The options have been granted in four Tranches as follows:

Tranche 1	A maximum of 250,000 options available for exercise at the end of year 2 of the Performance Period based on the Company's Performance Ranking for the Performance Period for the Tranche (years 1 and 2).
Tranche 2	A maximum of 250,000 options available for exercise at the end of year 3 based on the Company's Performance Ranking for the Performance Period for the Tranche (years 1, 2 and 3).
Tranche 3	A maximum of 250,000 options available for exercise at the end of year 4 based on the Company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3 and 4).
Tranche 4	A maximum of 250,000 options, plus any options from Tranches 1, 2 and 3 which were not available to be exercised at the end of the relevant Performance Period, available for exercise at the end of year 5 based on the Company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3, 4 and 5).

(iv) Performance Ranking

The Company's Performance Ranking for a Performance Period is determined by reference to the TSR of the Company during the Performance Period as compared to the TSR of a peer group of companies. The peer group of companies comprises the top 100 companies as listed in the ASX/S&P 200 companies (ranked by market capitalisation) after excluding mining companies and listed property trusts. The Company's ranking within that group of companies determines the number of options in the particular Tranche that become exercisable (if any).

The TSR in respect of a company in a Performance Period is the increase in the value of a shareholder's investment in that company during the Performance Period on the basis that all dividends and other returns are immediately reinvested in the company at the closing price for the shares on the payment date of the dividend or other return.

During the year the Board Remuneration Committee determined that where during the Performance Period there is a change in the dividend payment timetable of a company in the peer group (including Tabcorp), the TSR performance of that company shall be adjusted to remove any artificial distortion resulting from that changed timetable.

The TSR assessment and the applicable number of options that have become exercisable are disclosed in section (viii).

Figure 9: TSR performance ranking

TSR performance ranking range	Number of options exercisable
Below 40th percentile	No options exercisable
40th percentile	20% of options in the Tranche available to be exercised
41st percentile to 75th percentile	Options in the Tranche available to be exercised will be ascertained on a pro-rata basis between 20% and 100% depending on the Company's percentile performance ranking
75th percentile or higher	100% of options in the Tranche available to be exercised

(v) Performance Period

The Performance Period for each Tranche starts with the Commencement Date and ending as follows:

(a) Tranche 1 – ending on the date 2 years after the Commencement Date;

(b) Tranche 2 – ending on the date 3 years after the Commencement Date;

(c) Tranche 3 – ending on the date 4 years after the Commencement Date; and

(d) Tranche 4 – ending on the date 5 years after the Commencement Date.

(vi) Alterations to capital

If there is a rights issue, a bonus issue or capital reconstruction during the term of Matthew Slatter's employment agreement there is a mechanism for agreeing to vary the terms and conditions of the options to reflect these changes. If the Chairman and Matthew Slatter cannot agree on the changes to be made to the terms and conditions of the options an independent expert will determine what changes are to be made to restore the parties to their respective positions contemplated by the terms and conditions upon which the options were originally granted.

(vii) Discretion

The Board has the discretion to permit Matthew Slatter or his estate to exercise options which are not capable of exercise because Matthew Slatter did not complete the term of his employment agreement by reason of death or total and permanent disablement.

Remuneration report (continued)

(viii) Assessment of TSR performance and exercise of options

Tranche 1	An independent reassessment of the performance criteria for the Tranche 1 options was undertaken during the year in accordance with the changes to peer company TSR assessment criteria as described in section (iv). It was determined that Tabcorp ranked at the 46.1538th percentile relative to each of the companies in the peer group, and therefore 85,165 options have become available for exercise. At the date of this report, Matthew Slatter has not elected to exercise these options.
Tranche 2	During the year, an independent analysis was undertaken of the performance criteria for the options issued under Tranche 2 over the performance period from 7 October 2002 to 7 October 2005. From this analysis, it was determined that Tabcorp was ranked below the 40th percentile relative to each of the companies in the peer group. Based on the performance benchmarks, none of the total 250,000 options issued as Tranche 2 are exercisable.
Tranches 3 & 4	Independent assessments for the options in Tranches 3 and 4 will be undertaken following the end of the applicable Performance Periods.

(b) At the time the Company commenced negotiations with Matthew Slatter he was employed in a senior position with another organisation. He held various option entitlements which were then of significant value. His resignation from that employment resulted in these option entitlements being forfeited. In recognition of that situation, the Company granted Matthew Slatter 1,500,000 options to acquire ordinary shares in the Company. The price at which the options may be exercised is $12.61 per share, being the weighted average sale price of shares in the Company during the five trading days immediately prior to the announcement of his appointment. These options were exercisable immediately upon commencement of employment and expired on 7 October 2005, being three years from the date of commencing employment. Matthew Slatter exercised 500,000 of these options during the year ended 30 June 2005. On 8 September 2005, Matthew Slatter exercised the remaining 1,000,000 options.

7. Employment contracts – Other executives

The five executives of the Company and the Tabcorp Group who received the highest remuneration during the year ended 30 June 2006 are employed under an employment contract, each of which is of no fixed duration. The contract may be terminated by either party on three months notice, except for Elmer Funke Kupper and Walter Bugno for which the termination period is six months by either party. No payments are required on termination, other than in lieu of notice (if applicable).

The Board may approve additional separation arrangements in the event of redundancy/retirement under the Short Term Performance Plan and Long Term Performance Plan.

With respect to the appointments of Elmer Funke Kupper and Walter Bugno, the Board considered and approved the inclusion of a sign-on bonus to compensate for equity arrangements that were forfeited following cessation with previous employers. In this context, an allocation of Deferred Shares, Performance Options and Share Rights, with time based vesting hurdles applied on appointment. The vesting hurdles coincide with the vesting of equity had the executive remained with the previous employer. These arrangements are summarised below.

<u>Chief Executive, Australian Business</u>

Elmer Funke Kupper entered into an employment contract, which provides an aggregate total annual reward at target of $1.8 million. In addition to the annual reward components, a sign on bonus of $1.9 million was provided, comprising a one off allocation of equity as follows:

- 97,000 Deferred Shares;
- 112,500 Performance Options; and
- 15,000 Share Rights.

The Deferred Share allocation will vest over a three year period, with 40% to vest on 31 December 2006, 40% to vest on 31 December 2007 and 20% to vest 31 December 2008.

Performance Options and Share Rights will vest three years after commencement of employment in accordance with the performance hurdles contained in the Long Term Performance Plan Rules.

<u>Chief Executive, Casinos</u>

Walter Bugno entered into an employment contract, which provides an aggregate total annual reward at target of $1.8 million. In addition to the annual reward components, a sign on bonus of $900,000 was provided, comprising a one off allocation of equity as follows:

- 30,000 Deferred Shares;
- 112,500 Performance Options; and
- 15,000 Share Rights.

The Deferred Share allocation will vest over a three year period, with 33% to vest on 31 December 2006, 33% to vest on 31 December 2007 and 33% to vest on 31 December 2008.

Performance Options and Share Rights will vest in three years in line with the performance hurdles outlined in the Long Term Performance Plan Rules.

8. Remuneration strategy changes

The Remuneration Committee and the Board continually seek to strengthen the link between executive remuneration and Tabcorp's performance and to ensure the remuneration strategy aligns with market best practice to attract and retain key talent.

As Tabcorp enters into the next phase of growth, the Remuneration Committee commissioned an extensive review of executive remuneration during the year. The review concluded that the reward structure for the employees whose performance and capabilities are key to executing the Group's strategies be realigned to appropriately balance the mix of cash and equity remuneration with the achievement of short term, medium term and long term objectives.

The key aspects of the revised remuneration strategy, which commenced in July 2006, are disclosed below.

Executive reward structure

Tabcorp will continue to differentiate reward outcomes based on employees' performance and capabilities. The objective of Tabcorp's remuneration strategy is to provide employees with a performance oriented Total Annual Reward ("TAR") positioned at market median. The delivery of TAR is based on a target remuneration mix and comprises fixed and incentive components, which are delivered in the form of cash and equity. The executive reward structure is depicted in the diagram below.

Figure 10: Revised executive reward structure

TAR component	Delivery	Performance alignment
Fixed	Cash	Median
Cash incentive	Cash	Annual corporate scorecard and annual individual scorecard
Equity incentive	Medium term incentives - restricted shares	Two year EPS growth
	Long term incentives - options	Relative TSR

The incentive components of the executive reward structure incorporate:

- A short term component to reward participants for the achievement of targets over a twelve month period delivered in cash;
- A medium term component to reward participants for the achievement of sustained performance over a two year period delivered in restricted shares; and
- A long term performance component to reward employees for shareholder value creation delivered in performance options.

Metrics within incentive plans are aligned to ensure the achievement of short and medium term strategic objectives are commensurate with long term shareholder value creation.

Short Term Performance Plan

The Short Term Performance Plan is designed to reward employees for the achievement of individual, business unit and Company performance over a twelve month period (the annual performance period), as assessed using a balanced scorecard of measures that align to and are supportive of the Group's annual strategic objectives.

Medium Term Performance Plan

The Medium Term Performance Plan is designed to reward employees for the achievement of two year rolling earnings per share growth targets, with allocations based on individuals' performance and capabilities.

Long Term Performance Plan

The Long Term Performance Plan represents the long term component of variable remuneration of the TAR package over a three to four year timeframe. The plan is intended to be a key remuneration component for a restricted group of participants who are considered to have the greatest influence in delivering the Group's long term value creation. The plan aims to recognise long term performance by rewarding participants with performance options which will allow them to share in Tabcorp's growth.

Restriction on hedging

Participants in the new executive reward plans are restricted from hedging the value of restricted shares and unvested performance options and must not enter into a derivative arrangement in respect of restricted shares and unvested performance options granted under these plans. Breaches of the restriction will result in awards being forfeited by the participant.

Remuneration report (continued)

9. Remuneration of directors and named executives

Figure 11: Director remuneration for the year ended 30 June 2006

	Short term			Long term	Post employment	Termination	Share based payments (ii)				
	Salary & fees $	Cash bonus $	Non monetary benefits (i) $	Long service leave $	Super-annuation $	Termination $	Performance options & share rights $	Deferred shares $	Total $	2005 Total $	2006 Performance related (vi) %
Continuing Managing Director and Chief Executive Officer:											
Matthew Slatter	1,426,157	856,235	122,395	26,972	12,139	-	917,517	-	3,361,415	3,176,143	53%
Continuing non executive Directors:											
Michael Robinson	385,297	-	2,778	-	34,927	-	-	-	423,002	387,276	-
Paula Dwyer (iii)	185,000	-	-	-	16,650	-	-	-	201,650	-	-
Anthony Hodgson	225,000	-	-	-	20,251	-	-	-	245,251	225,652	-
Phil Satre (iv)	167,397	-	-	-	-	-	-	-	167,397	146,005	-
John Story	165,001	-	-	-	14,850	-	-	-	179,851	161,184	-
Richard Warburton	182,593	-	-	-	14,517	-	-	-	197,110	173,250	-
Lawrence Willett	157,500	-	-	-	15,951	-	-	-	173,451	149,428	-
Non continuing non executive Directors:											
Warren Wilson (v)	65,628	-	-	-	5,707	-	-	-	71,335	158,459	-

(i) In addition to salary and fees, directors may receive non monetary benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and motor vehicle expenses.
For Matthew Slatter this also includes the cost of providing low interest loans to acquire shares in the Company pursuant to issues made under previous employee share plans.

(ii) Represents:
- The fair value of share based payments expensed by the Company that were issued under the Long Term Performance Plan; and
- The fair value of the allocation of 1 million options granted on 7 October 2002 upon commencement of employment, which are not recognised as an expense by the Company as the grant date was prior to the commencement of the applicable date for AASB 2 'Share-based Payment'. The amount disclosed as remuneration for these options is $302,914 (2005: $302,914).

(iii) Appointed as a Director on 30 August 2005 following receipt of all necessary regulatory approvals. Salary and fees include observer fees of $42,919 paid for the period 1 July 2005 to 29 August 2005, whilst awaiting regulatory approval.

(iv) Received cash in lieu of Superannuation Guarantee Contributions, due to being a non-resident of Australia. These amounts are disclosed under salary and fees.

(v) Retired at the conclusion of the Company's Annual General Meeting on 28 November 2005.

(vi) Represents the sum of cash bonus, performance options & share rights and deferred shares as a percentage of total remuneration.

Zygmunt Switkowski did not receive any remuneration because he was not appointed as a Director prior to the end of the financial year.

Figure 12: Remuneration of the Company and Tabcorp Group executives who received the highest remuneration for the year ended 30 June 2006

	Short term			Long term	Post employment	Termination	Share based payments [vii]				
	Salary & fees $	Cash bonus $	Non monetary benefits [i] $	Long service leave $	Super-annuation $	Termination $	Performance options & share rights $	Deferred shares $	Total $	2005 Total $	2006 Performance related [viii] %
Continuing executives:											
Peter Caillard [ix]	386,420	160,882	67,940	45,722	48,000	-	92,593	-	801,557	751,391	32%
Chief Executive Media											
Elmer Funke Kupper [ii]	309,404	143,510	440	816	4,712	-	36,975	232,833	728,690	-	25%
Chief Executive Australian Division											
Mohan Jesudason [ix]	464,203	194,681	71,509	5,976	38,702	-	141,389	-	916,460	929,353	37%
Managing Director, Gaming											
George Mackey	344,380	92,429	154,601	11,279	12,139	-	104,929	53,131	772,888	751,730	32%
Executive General Manager Technical Services											
Julia Nenke	326,683	132,491	178,881	2,109	12,829	-	42,411	-	695,404	355,542	25%
Executive General Manager Human Resources											
Non continuing executives:											
David Banks [iii][ix]	558,990	320,550	113,973	43,209	85,838	1,001,720	349,779	-	2,474,059	1,447,779	27%
Chief Executive Casinos											
David Elmslie [iv][ix]	299,517	151,600	44,623	10,145	53,668	650,000	252,535	-	1,462,088	1,150,395	28%
Chief Financial Officer											
Paul Gulbenkian [v]	402,544	146,400	27,499	21,830	12,139	400,000	84,111	-	1,094,523	623,156	21%
Executive General Manager Tabcorp International											
Michael Piggott [vi][ix]	685,066	270,240	83,041	19,866	76,378	750,000	187,909	-	2,072,500	1,229,069	22%
Managing Director, Wagering											

(i) In addition to salary and fees, executives may receive non monetary benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses, relocation expenses and motor vehicle expenses, where applicable. This also includes the cost to the Company for providing low interest loans to acquire shares in the Company pursuant to issues made under previous employee share plans, where applicable.

(ii) Commenced employment on 27 February 2006. Share based payment includes equity instruments which were granted as a sign on incentive.

(iii) Ceased employment on 31 March 2006. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $281,930.

(iv) Ceased employment on 31 January 2006. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $255,100.

(v) Ceased employment on 1 July 2006. The termination payment was accrued for at 30 June 2006.

(vi) Ceased employment on 7 July 2006. The termination payment was accrued for at 30 June 2006.

(vii) Represents the fair value of share based payments expensed by the Company.

(viii) Represents the sum of cash bonus, performance options & share rights and deferred shares as a percentage of total remuneration. For Mr Funke Kupper, deferred shares are excluded on the basis that they were issued under a service agreement and have a 3 year time-based vesting condition.

(ix) The amounts disclosed in the remuneration report represents the total remuneration paid to the executive for the financial year. This differs from the remuneration disclosed in the financial statements due to the executives ceasing to be key management personnel (KMP) during the financial year. The remuneration disclosed for these executives is apportioned in the financial statements to the date of their cessation as KMP.

The remuneration details for the Managing Director and Chief Executive Officer, Matthew Slatter, are contained in Figure 11 on the previous page.

Remuneration report (continued)

Figure 13: Fair value of Performance Options and Share Rights granted as part of remuneration for directors and the Company and Tabcorp Group executives who received the highest remuneration for the year ended 30 June 2006 (in accordance with the Long Term Performance Plan Rules)

	Performance options granted during the year $	Share rights granted during the year $	Performance options exercised during the year $	Share rights exercised during the year $	Performance options lapsed during the year $	Share rights lapsed during the year $	Aggregate value of all performance options and share rights $	Remuneration consisting of performance options and share rights (v) %
Continuing executives:								
Matthew Slatter	591,629	144,344	-	-	-	-	735,973	27%
Peter Caillard	70,580	51,662	-	-	-	-	122,242	12%
Elmer Funke Kupper	194,625	138,150	-	-	-	-	332,775	5%
Mohan Jesudason	89,678	65,636	-	-	-	-	155,314	15%
George Mackey	70,580	51,662	-	-	-	-	122,242	14%
Julia Nenke	88,155	64,524	-	-	-	-	152,679	6%
Non continuing executives:								
David Banks (i)	133,085	97,407	210,446	155,957	35,933	-	632,828	14%
David Elmslie (ii)	107,947	79,009	139,004	96,553	15,113	-	437,626	17%
Paul Gulbenkian (iii)	66,428	48,619	-	-	-	-	115,047	8%
Michael Piggott (iv)	124,553	91,161	-	-	-	-	215,714	9%

(i) Ceased employment on 31 March 2006. The cessation included full vesting on a pro-rata basis of performance options and share rights.

(ii) Ceased employment on 31 January 2006. The cessation included full vesting on a pro-rata basis of performance options and share rights.

(iii) Ceased employment on 1 July 2006.

(iv) Ceased employment on 7 July 2006.

(v) Refer figure 11 & 12. Represents performance options and share rights as a percentage of total remuneration.

Non executive Directors do not participate in the Long Term Performance Plan and therefore do not receive performance options and share rights as part of remuneration.

The fair value of the performance options and share rights granted during the year are brought to account as part of remuneration for each year during the vesting period.

The method of valuing these performance options and share rights is disclosed in note 25 of the financial statements.

Income statement

for the year ended 30 June 2006

		Consolidated
	2006 $m	2005 $m
Continuing operations		
Total operating revenues	**3,776.9**	3,760.6
Other revenues	**57.9**	56.5
Revenue	**3,834.8**	3,817.1
Other income	**11.8**	3.5
Government taxes and levies	**(1,018.7)**	(991.1)
Commissions and fees	**(795.5)**	(788.5)
Employment costs	**(536.2)**	(554.4)
Depreciation and amortisation	**(139.1)**	(146.4)
Property rentals, rates and maintenance	**(66.0)**	(67.0)
Computer costs	**(27.1)**	(24.2)
Advertising and promotions	**(82.2)**	(79.6)
Insurance costs	**(7.7)**	(8.0)
Stock exchange expenses	**(2.4)**	(2.2)
Professional and contract services	**(33.4)**	(14.5)
Audit and review services	**(1.5)**	(1.8)
Finance costs	**(165.9)**	(182.1)
Other expenses	**(207.4)**	(231.5)
Profit before income tax expense and impairment	**763.5**	729.3
Impairment	**(68.5)**	(93.2)
Profit before income tax expense	**695.0**	636.1
Income tax expense	**(152.4)**	(200.7)
Net profit after tax from continuing operations	**542.6**	435.4
Net (profit)/loss attributable to minority interest	**0.8**	(2.0)
Net profit attributable to members of the parent entity from continuing operations	**543.4**	433.4
Earnings per share for profit attributable to members of the parent entity:		
Basic earnings per share (cents per share)	**103.6**	83.9
Diluted earnings per share (cents per share)	**103.4**	83.7

Balance sheet

as at 30 June 2006

	Note		Consolidated
		2006	2005
		$m	$m
Current assets			
Cash and cash equivalents		**206.6**	209.4
Receivables		**34.7**	43.4
Inventories		**15.0**	15.3
Other		**22.3**	31.9
Assets held for sale		**-**	29.8
Total current assets		**278.6**	329.8
Non current assets			
Property, plant and equipment		**1,507.4**	1,442.9
Licences		**1,230.1**	1,239.3
Other intangible assets		**3,611.4**	3,645.0
Deferred tax assets		**83.3**	86.8
Other		**44.5**	29.2
Total non current assets		**6,476.7**	6,443.2
TOTAL ASSETS		**6,755.3**	6,773.0
Current liabilities			
Payables		**345.4**	306.0
Interest bearing liabilities		**390.0**	390.0
Current tax liabilities		**33.3**	32.2
Provisions		**122.3**	131.8
Other		**5.2**	13.9
Total current liabilities		**896.2**	873.9
Non current liabilities			
Interest bearing liabilities		**2,029.6**	2,143.6
Deferred tax liabilities		**329.4**	410.4
Provisions		**63.8**	84.9
Other		**73.4**	1.6
Total non current liabilities		**2,496.2**	2,640.5
TOTAL LIABILITIES		**3,392.4**	3,514.4
NET ASSETS		**3,362.9**	3,258.6
Equity			
Issued capital		**3,176.3**	3,154.8
Retained earnings	3	**201.7**	101.2
Reserves		**(19.2)**	2.6
Parent interests		**3,358.8**	3,258.6
Minority interests		**4.1**	-
TOTAL EQUITY		**3,362.9**	3,258.6

Cash flow statement

for the year ended 30 June 2006

	Consolidated 2006 $m	2005 $m
Cash flows from operating activities		
Net cash receipts in the course of operations	**3,969.1**	3,959.7
Payments to suppliers, service providers and employees	**(1,893.6)**	(1,921.0)
Payment of government levies, betting taxes and GST	**(998.7)**	(979.0)
Interest received	**9.5**	11.2
Finance costs paid	**(162.7)**	(184.8)
Income tax paid	**(218.4)**	(224.7)
Net cash flows from operating activities	**705.2**	661.4
Cash flows from investing activities		
Payment for controlled entities (net of cash acquired)	-	(914.1)
Proceeds from sale of businesses	**6.3**	244.6
Payment for property, plant and equipment	**(186.0)**	(100.9)
Payment for intangibles	**(50.1)**	(18.6)
Proceeds from sale of property, plant and equipment	**38.0**	61.5
Payment for development costs	-	(2.0)
Net cash flows from investing activities	**(191.8)**	(729.5)
Cash flows from financing activities		
Proceeds from borrowings	**557.0**	2,890.4
Repayment of borrowings	**(655.0)**	(2,578.8)
Dividends paid	**(299.5)**	(243.7)
On-market share purchases for dividend reinvestment plan	**(146.7)**	-
Payment of transaction costs for share issue	-	(6.7)
Payment for on-market share buy back	**(1.6)**	-
Proceeds from issue of shares	**13.9**	6.3
Proceeds from issue of shares to minority interests	**4.9**	-
Proceeds from sale of treasury shares	**1.5**	1.9
Repayment of employee share loans	**9.3**	9.6
Net cash flows from financing activities	**(516.2)**	79.0
Net increase/(decrease) in cash held	**(2.8)**	10.9
Cash at the beginning of the financial year	**209.4**	198.5
Cash at the end of the financial year	**206.6**	209.4

Statement of recognised income and expense

for the year ended 30 June 2006

	Consolidated	
	2006	2005
	$m	$m
Change in fair value of cash flow hedges	**(30.1)**	-
Actuarial gain/(loss) on defined benefit plans	**3.7**	(1.0)
Income tax benefit on items taken directly to equity	**8.0**	0.3
Net income/(expense) recognised directly in equity	**(18.4)**	(0.7)
Net profit after tax from continuing operations	**542.6**	435.4
Total recognised income/(expense) for period	**524.2**	434.7

Attributable to:		
Members of the parent entity	**525.0**	432.7
Minority interest	**(0.8)**	2.0
	524.2	434.7

Effects of changes in accounting policy on members of the parent entity:		
Retained earnings	**0.7**	-
Net unrealised gain/(loss) reserve	**(3.2)**	-
	(2.5)	-



to the concise financial statements
for the year ended 30 June 2006

1. Accounting policies

This concise financial report has been prepared in accordance with the Corporations Act (2001), Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.

All amounts are presented in Australian Dollars.

The consolidated entity changed its accounting policies on 1 July 2004 to comply with the Australian equivalent to International Financial Reporting Standards ('AIFRS'). The transition to AIFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to AIFRS has affected the consolidated entity's balance sheet, income statement and cash flows is discussed in note 5.

These accounting policies have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial for the year ended 30 June 2005 and in the preparation of the opening AIFRS balance sheet at 1 July 2004 (as disclosed in note 5), except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions - instead, adjustments are made to the opening balances of the current financial year to ensure that the opening balances comply with the new accounting policies.

A full description of the accounting policies adopted by the consolidated entity is provided in the 2006 financial statements which form part of the full financial report.

	Consolidated	
	2006	2005
	$m	$m
2. Dividends		
Dividends recognised during the year by the Group are:		
Dividends declared and paid during the year on ordinary shares		
(a) Interim dividend for 2006 of 44 cents (2005: 40.0 cents)	**231.0**	208.2
(b) Final dividend for 2005 of 41.0 cents (2004: 36.0 cents)	**215.2**	185.1
	446.2	393.3
Dividends declared after balance date		
Since the end of the financial year, the directors declared the following dividend:		
Final - 45.0 cents per share (2005: 41.0 cents per share)	**236.2**	214.8

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 6).

Dividends declared and paid on ordinary shares are fully franked at a tax rate of 30% (2005: 30%).

3. Retained earnings

	2006 $m	2005 $m
Retained earnings at the beginning of the financial year	**101.2**	61.8
Application of AASB 139	**0.7**	-
Net actuarial gain/(loss) on defined benefit plan	**2.6**	(0.7)
Net profit attributable to members of the parent entity	**543.4**	433.4
Dividend paid	**(446.2)**	(393.3)
Retained earnings at the end of the financial year	**201.7**	101.2

Notes

to the concise financial statements
for the year ended 30 June 2006 (continued)

4. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has five main business segments:

Wagering	Totalizator and fixed odds betting activities.
Gaming	Gaming machine and Keno operations in licensed clubs and hotels.
Casinos	Casino operations including hotels, apartment complex, theatres, restaurants and bars.
Media	National and international broadcasting of racing and sporting events.
International	Technology and product sales and development of opportunities outside of Australia.

Tabcorp International was created as a separate business segment effective from 1 July 2005.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. Tabcorp International's operations outside of Australia were not material in the reporting period.

Inter segment pricing is determined on an arm's-length basis.

	Wagering $m	Gaming $m	Casino $m	Media $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
2006 - Consolidated								
Total operating revenues - external	1,316.9	1,046.2	1,324.5	82.6	6.7	-	-	3,776.9
Other revenues - external	10.7	20.4	7.2	0.1	-	19.5	-	57.9
Intersegment revenue	-	-	5.6	31.0	2.7	-	(39.3)	-
Revenues	1,327.6	1,066.6	1,337.3	113.7	9.4	19.5	(39.3)	3,834.8
Segment result (pre impairment of goodwill)	203.7	257.9	424.1	30.0	(10.9)	-	-	904.8
Segment Result	**144.0 (a)**	**257.9**	**424.1**	**30.0**	**(10.9)**	**-**	**-**	**845.1**
Interest revenue								9.4
Unallocated other revenue								10.1
Unallocated expenses								(3.7)
Finance costs								(165.9)
Profit before income tax								695.0
Income tax expense								(152.4)
Profit for the period								**542.6**
Depreciation and amortisation	39.2	22.4	72.3	3.9	0.6	0.7	-	139.1
Impairment losses recognised in profit and loss	66.4	-	2.1	-	-	-	-	68.5
Non cash expenses other than depreciation and amortisation	(0.1)	0.7	1.8	0.5	-	-	-	2.9
Segment assets	2,442.5	687.2	3,205.6	276.9	27.7	115.4	-	6,755.3
Segment liabilities	186.2	36.7	249.1	27.9	12.8	2,879.7	-	3,392.4
Capital expenditure	80.6	41.0	98.2	3.6	0.3	-	-	223.7

(a) Includes impairment of $59.7 million in relation to goodwill.

4. Segment information (continued)

	Wagering $m	Gaming $m	Casino $m	Media $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
2005 - Consolidated								
Total operating revenues - external	1,319.8	1,022.2	1,272.0	93.4	7.3	45.9	-	3,760.6
Other revenues - external	10.4	17.9	10.0	0.1	-	18.1	-	56.5
Intersegment revenue	-	-	2.9	34.0	2.7	-	(39.6)	-
Revenues	1,330.2	1,040.1	1,284.9	127.5	10.0	64.0	(39.6)	3,817.1
Segment result (pre impairment of goodwill)	198.6	261.9	392.2	38.0	(1.3)	-	-	889.4
Segment Result	**105.4** [(a)]	**261.9**	**392.2**	**38.0**	**(1.3)**	**-**	**-**	**796.2**
Unallocated operating revenue [(b)]								45.9
Interest revenue								11.6
Unallocated other revenue								6.5
Unallocated expenses								(42.0)
Finance costs								(182.1)
Profit before income tax								636.1
Income tax expense								(200.7)
Profit for the period								**435.4**
Depreciation and amortisation	46.0	21.5	70.3	6.4	-	2.2	-	146.4
Impairment losses recognised in profit and loss	93.2	-	-	-	-	-	-	93.2
Non cash expenses other than depreciation and amortisation	-	-	(0.4)	0.2	-	-	-	(0.2)
Segment assets	2,532.7	670.1	3,203.2	277.2	9.0	80.8	-	6,773.0
Segment liabilities	190.7	44.2	277.1	29.2	1.9	2,971.3	-	3,514.4
Capital expenditure	2,215.1	35.7	46.7	246.0	-	16.4	-	2,559.9

(a) Includes impairment of $93.2 million in relation to goodwill.

(b) Represents the provision of field support and maintenance operations to the Australian information technology industry of $14.4 million and the monitoring of electronic gaming in licensed pubs and clubs in NSW of $31.5 million. These businesses were sold during the 2005 year.



5. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS')

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian Generally Accepted Accounting Practice ('AGAAP'). These financial statements for the year ended 30 June 2006 are the first annual financial statements the Group is required to prepare in accordance with AIFRS.

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on 1 July 2005. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004 (the Group's date of transition to AIFRS) and made those changes in accounting policies and other restatements required by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards'.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

AASB 1 transitional exemptions

The Group has made its elections in relation to the transitional exemptions allowed by AASB 1 as follows:

Exemptions from the requirement to restate comparative information for AASB 132 and AASB 139

AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' was not applied for the financial year ended 30 June 2005. These standards have been applied from 1 July 2005.

Business combinations

AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before 1 July 2004).

Share based payment transactions

AASB 2 'Share based Payment' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(a) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004:

		Consolidated		
	Ref	AGAAP $m	AIFRS impact $m	AIFRS $m
Current assets				
Cash and cash equivalents	(v)	197.1	1.4	198.5
Receivables	(v)	53.3	-	53.3
Inventories		14.0	-	14.0
Other	(v) (vi)	39.1	(5.0)	34.1
Assets held for sale		52.0	-	52.0
Total current assets		355.5	(3.6)	351.9
Non current assets				
Property, plant and equipment	(x)	1,412.3	(45.9)	1,366.4
Licences	(ix)	870.6	38.7	909.3
Other intangible assets	(ix) (x)	1,528.4	6.4	1,534.8
Deferred tax assets	(vii) (viii)	105.7	1.1	106.8
Pension asset	(i)	-	2.3	2.3
Other	(v) (vi)	73.4	(36.1)	37.3
Total non current assets		3,990.4	(33.5)	3,956.9
TOTAL ASSETS		4,345.9	(37.1)	4,308.8

✳ ✳ ✳ ✳ ✳ ✳

(a) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004 (continued):

	Ref	Consolidated		
		AGAAP $m	AIFRS impact $m	AIFRS $m
Current liabilities				
Payables		193.9	-	193.9
Interest bearing liabilities		742.0	-	742.0
Current tax liabilities		35.8	0.2	36.0
Provisions	(v)	76.2	2.1	78.3
Other	(vii) (viii)	1.2	-	1.2
Total current liabilities		1,049.1	2.3	1,051.4
Non current liabilities				
Interest bearing liabilities		1,130.0	-	1,130.0
Deferred tax liabilities		82.8	164.5	247.3
Provisions	(i) (ii)	107.4	0.6	108.0
Other	(viii)	0.6	-	0.6
Total non current liabilities		1,320.8	165.1	1,485.9
TOTAL LIABILITIES		2,369.9	167.4	2,537.3
NET ASSETS		1,976.0	(204.5)	1,771.5
Equity				
Issued capital		1,752.9	(43.8)	1,709.1
Retained earnings		223.1	(161.3)	61.8
Reserves		-	0.6	0.6
Breakdown of impact on issued capital:				
Treatment of non recourse employee share plan loans	(vi)		(41.7)	
Consolidation of employee share plan entity	(v)		(2.1)	
			(43.8)	
Breakdown of impact on retained earnings:				
Defined benefit plan	(i)		2.3	
Tax effect of prior business combinations	(ii)		(163.8)	
Consolidation of employee share plan entity	(v)		4.0	
Self insured workers' compensation provision	(vii)		(1.8)	
Operating leases	(viii)		(0.9)	
Capitalised costs written off	(x)		(0.9)	
Share based payments	(vi)		(0.6)	
Income tax			0.4	
			(161.3)	
Breakdown of impact on reserves:				
Share based payments	(vi)		0.6	
TOTAL EQUITY		1,976.0	(204.5)	1,771.5

*　*　*　*　*　*

Notes

to the concise financial statements
for the year ended 30 June 2006 (continued)

5. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS') (continued)

(b) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005:

		Consolidated		
	Ref	AGAAP $m	AIFRS impact $m	AIFRS $m
Current assets				
Cash and cash equivalents	(v)	206.2	3.2	209.4
Receivables	(v)	43.1	0.3	43.4
Inventories		15.3	-	15.3
Other	(v) (vi)	34.0	(2.1)	31.9
Assets held for sale		29.8	-	29.8
Total current assets		328.4	1.4	329.8
Non current assets				
Property, plant and equipment	(x)	1,505.6	(62.7)	1,442.9
Licences	(ix)	1,201.3	38.0	1,239.3
Other intangible assets	(iii) (iv) (ix) (x) (xii)	3,306.8	338.2	3,645.0
Deferred tax assets	(iii) (vii) (viii) (x)	84.9	1.9	86.8
Other	(v) (vi)	57.5	(28.3)	29.2
Total non current assets		6,156.1	287.1	6,443.2
TOTAL ASSETS		6,484.5	288.5	6,773.0
Current liabilities				
Payables	(v)	305.5	0.5	306.0
Interest bearing liabilities		390.0	-	390.0
Current tax liabilities		32.2	-	32.2
Provisions	(iii) (vii) (viii)	129.2	2.6	131.8
Other		13.9	-	13.9
Total current liabilities		870.8	3.1	873.9
Non current liabilities				
Interest bearing liabilities		2,143.6	-	2,143.6
Deferred tax liabilities	(i) (iii)	113.1	297.3	410.4
Provisions	(iii) (vii) (viii)	83.6	1.3	84.9
Other	(i)	0.2	1.4	1.6
Total non current liabilities		2,340.5	300.0	2,640.5
TOTAL LIABILITIES		3,211.3	303.1	3,514.4
NET ASSETS		3,273.2	(14.6)	3,258.6

* * * * * *

(b) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005 (continued):

		Consolidated		
	Ref	AGAAP $m	AIFRS impact $m	AIFRS $m
Equity				
Issued capital		3,074.6	80.2	3,154.8
Retained earnings		198.6	(97.4)	101.2
Reserves		-	2.6	2.6
Breakdown of impact on issued capital:				
Share capital increase	(iii)		112.7	
Treatment of non recourse employee share plan loans	(vi)		(31.0)	
Consolidation of employee share plan entity	(v)		(1.5)	
			80.2	
Breakdown of impact on retained earnings:				
Defined benefit plan	(i)		(1.1)	
Tax effect of prior business combinations	(ii)		(163.8)	
Write back of goodwill amortisation	(iv)		160.0	
Consolidation of employee share plan entity	(v)		5.5	
Self insured workers' compensation provision	(vii)		(1.8)	
Operating leases	(viii)		(1.0)	
Amortisation of reclassified licence	(ix)		(0.6)	
Capitalised costs written off	(x)		(1.2)	
Share based payments	(vi)		(2.7)	
Impairment	(xii)		(93.2)	
Income tax			2.5	
			(97.4)	
Breakdown of impact on reserves:				
Share based payments	(vi)		2.6	
TOTAL EQUITY		3,273.2	(14.6)	3,258.6

Notes

to the concise financial statements
for the year ended 30 June 2006 (continued)

5. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS') (continued)

(c) Income statement for the year ended 30 June 2005:

		Consolidated		
Continuing operations	**Ref**	**AGAAP $m**	**AIFRS impact $m**	**AIFRS $m**
Total operating revenues		3,760.6	-	3,760.6
Other revenues	(v)	55.0	1.5	56.5
Revenues		3,815.6	1.5	3,817.1
Other income	(xi)	307.1	(303.6)	3.5
Government taxes and levies		(991.1)	-	(991.1)
Commissions and fees	(vii)	(790.5)	2.0	(788.5)
Employee costs	(i) (vi)	(549.6)	(4.8)	(554.4)
Depreciation and amortisation	(ix)	(145.8)	(0.6)	(146.4)
Goodwill amortisation	(iv)	(160.0)	160.0	-
Property rentals, rates and maintenance	(viii)	(66.9)	(0.1)	(67.0)
Computer costs		(24.2)	-	(24.2)
Advertising and promotions		(68.9)	-	(68.9)
Written down value of non current assets and businesses sold	(xi)	(303.6)	303.6	-
Insurance costs		(8.0)	-	(8.0)
Stock exchange expenses		(2.2)	-	(2.2)
Professional and contract services		(14.5)	-	(14.5)
Audit and review services		(1.8)	-	(1.8)
Finance costs	(vii)	(180.1)	(2.0)	(182.1)
Other expenses	(x)	(241.9)	(0.3)	(242.2)
Profit before income tax expense and impairment		573.6	155.7	729.3
Impairment	(xii)	-	(93.2)	(93.2)
Profit before income tax expense		573.6	62.5	636.1
Income tax expense		(202.8)	2.1	(200.7)
Net profit		370.8	64.6	435.4
Net profit attributable to minority interest		(2.0)	-	(2.0)
Net profit attributable to members of the parent entity from continuing operations		368.8	64.6	433.4

(d) Notes to the reconciliations

(i) AASB 119 'Employee Benefits'

The Group recognises movements in the net position of its defined benefit plan through the income statement, except for the portion of the movement that is attributable to actuarial gains or losses, which is recognised directly in retained earnings. Under AGAAP, only cash contributions to the plan were recognised in the income statement.

(ii) AASB 112 'Income Taxes'

The Group is required to recognise deferred tax liabilities in respect of land and buildings and finite life intangibles. Such deferred taxes are not recognised under AGAAP. On transition, deferred taxes are recognised by an adjustment to retained earnings.

(iii) Tab Limited - acquisition

In relation to the Tab Limited business combination, accounting under AIFRS differs to that under AGAAP as follows:

- Under AGAAP the market value of shares issued by the Company as acquisition consideration had been discounted to represent the notional price at which the securities could be placed in the market. No discount is applied under AIFRS, resulting in an increase in issued capital of $112.7 million.
- Under AASB 112 'Income Taxes', additional deferred tax liabilities have been recognised in relation to certain intangible assets and land and buildings amounting to $135.1 million.

- Under AIFRS, the net assets of Tab Limited at the acquisition date decreased by $0.7 million when compared to AGAAP, due to item (viii) below.
- As a result of the above items, goodwill in relation to the business combination increased by $248.5 million.

(iv) AASB 3 'Business Combinations'

Goodwill is not amortised under AASB 3 'Business Combinations', but was amortised under AGAAP.

(v) UIG 112 'Consolidation - Special Purpose Entities'

The Group's employee share plan entity (Tabcorp Employee Share Administration Pty Ltd) is treated as a controlled entity and is consolidated. The entity was not consolidated under AGAAP.

(vi) AASB 2 'Share based Payment'

Limited recourse employee share plan loans are deemed to be a share based payment and are recognised as a reduction in issued capital. Under AGAAP, the value of the loans were recognised as receivables.

Performance options and share rights issued by the Company after 7 November 2002 that had not vested by 1 January 2005 have been expensed over the vesting period, with a corresponding increase in the Employee Equity Benefit Reserve.

(vii) AASB 137 'Provisions, Contingent Liabilities and Contingent Assets'

The Group recognises a prudential margin in relation to the self insurance for workers' compensation claims. A prudential margin was not included in the provision calculated under AGAAP.

Discount expense on a provision is to be recognised as a finance cost under AIFRS. The discount expense on the provision for Management agreement - Gold Coast and Brisbane casinos has been reclassified from commissions and fees expense under AGAAP to finance costs under AIFRS.

(viii) AASB 117 'Leases'

Scheduled increases are recognised on a straight line basis over the life of the lease. Under AGAAP such increases were recognised when paid.

(ix) AASB 1 'First-time adoption of Australian Equivalent to International Financial Reporting Standards'

The Group has reclassified an amount of $38.7 million from goodwill to licences in relation to a licence acquired in a previous business combination. The amortisation of this reclassified licence has the effect of reducing profit.

(x) AASB 138 'Intangible Assets'

Intangible assets previously capitalised under AGAAP have been written off under AIFRS where they do not meet the recognition criteria for an intangible asset.

Computer software is classified as an intangible asset under AIFRS, but was classified as property, plant and equipment under AGAAP.

The costs capitalised by the Group in relation to the Gold Coast Convention and Entertainment Centre are classified as an intangible asset under AIFRS, but were classified as property, plant and equipment under AGAAP.

(xi) AASB 101 'Presentation of Financial Statements'

Gains and losses on the disposal of non current assets are reported by deducting from the proceeds on disposal the carrying amount of the asset and related selling expenses. Under AGAAP, the amounts were shown on a gross basis.

(xii) Impairment of goodwill

A write down of goodwill in the wagering segment applicable to the acquisition of Tab Limited of $93.2 million has been recognised effective 30 June 2005. The write down represents a deterioration in wagering growth in New South Wales as a result of the split picture issue. The impairment has been recognised following an increase in goodwill applicable under AIFRS as outlined in item (iii).

(e) Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

(f) Adjustments on transition to AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' at 1 July 2005

In the current financial year the Group adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139: 'Financial Instruments: Recognition and Measurement'.

The adoption of AASB 139: 'Financial Instruments: Recognition and Measurement' has resulted in the Group recognising all derivative financial instruments as assets or liabilities at fair value and interest bearing loans and borrowings at amortised cost (being the present value of expected future principal and interest cash flows), unless the borrowings are hedged under a fair value hedge in which case they are carried at the fair value attributable to the risks that are being hedged. This change has been accounted for by adjusting the opening balance of equity (retained earnings and hedging reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

Notes

to the concise financial statements
for the year ended 30 June 2006 (continued)

5. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS') (continued)

(f) Adjustments on transition to AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' at 1 July 2005 (continued)

	Consolidated		
	AIFRS 30 June 2005 $m	Adjustment $m	AIFRS 1 July 2005 $m
Current assets			
Cash and cash equivalents	209.4	-	209.4
Receivables	43.4	-	43.4
Inventories	15.3	-	15.3
Other	31.9	(13.3)	18.6
Assets held for sale	29.8	-	29.8
Total current assets	329.8	(13.3)	316.5
Non current assets			
Property, plant and equipment	1,442.9	-	1,442.9
Licences	1,239.3	-	1,239.3
Other intangible assets	3,645.0	-	3,645.0
Deferred tax assets	86.8	0.8	87.6
Other	29.2	3.9	33.1
Total non current assets	6,443.2	4.7	6,447.9
TOTAL ASSETS	6,773.0	(8.6)	6,764.4
Current liabilities			
Payables	306.0	-	306.0
Interest bearing liabilities	390.0	-	390.0
Current tax liabilities	32.2	-	32.2
Provisions	131.8	-	131.8
Other	13.9	-	13.9
Total current liabilities	873.9	-	873.9
Non current liabilities			
Interest bearing liabilities	2,143.6	(29.2)	2,114.4
Deferred tax liabilities	410.4	-	410.4
Provisions	84.9	-	84.9
Other	1.6	23.1	24.7
Total non current liabilities	2,640.5	(6.1)	2,634.4
TOTAL LIABILITIES	3,514.4	(6.1)	3,508.3
NET ASSETS	3,258.6	(2.5)	3,256.1
Equity			
Issued capital	3,154.8	-	3,154.8
Retained earnings	101.2	0.7	101.9
Reserves	2.6	(3.2)	(0.6)
TOTAL EQUITY	3,258.6	(2.5)	3,256.1

6. Events subsequent to reporting date

Dividends

Since 30 June 2006, the directors have declared a fully franked dividend of 45 cents per ordinary share. The total amount of the dividend is $236.2 million. This has not been provided for in the 30 June 2006 financial statements (refer to note 2).

Directors' declaration

In the opinion of the directors of Tabcorp Holdings Limited the accompanying concise financial report of the consolidated entity, comprising Tabcorp Holdings Limited and its controlled entities for the year ended 30 June 2006:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

This declaration has been made after receiving the declarations from the chief executive officer and chief financial officer which are required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2006.

Made in accordance with a resolution of directors.

Michael Robinson AO
Chairman

Melbourne
24 August 2006

Independent audit report

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of Tabcorp Holdings Limited

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the balance sheet, income statement, statement of recognised income and expense, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for the consolidated entity for the year ended 30 June 2006. The consolidated entity comprises both Tabcorp Holdings Limited (the company) and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 *Concise Financial Reports*, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

- Examining, on a test basis, the information to provide evidence supporting that the amounts and disclosures in the concise financial report are consistent with the full financial report; and
- Examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2006. Our audit report on the full financial report was signed on 24 August 2006, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, signed on 24 August 2006, a copy of which is included in the Directors' Report. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the concise financial report of Tabcorp Holdings Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

Ernst & Young

Mary B Waldron
Partner

Melbourne
24 August 2006

Five year review

	2006 $million	2005 $million	2004 $million	2003 $million	2002 $million
Total revenue	3,834.8	3,817.1	2,500.0	1,937.1	1,967.7
EBITDA	1,059.1	1,046.2	739.0	525.9	543.8
Profit before interest and tax	851.5	806.6	570.0	420.7	435.3
Profit after income tax	543.4	433.4	311.0	252.6	261.0
Profit after income tax (pre impairment/goodwill)[1]	611.9	526.6	370.7	270.6	278.9
Dividend[2]	467.2	423.4	330.3	245.4	235.3
Cash and deposits	206.6	209.4	197.0	118.8	126.8
Other current assets	72.0	120.4	158.4	39.6	35.6
Licences and other intangibles	1,456.9	1,440.0	1,118.6	1,081.8	1,033.7
Goodwill	3,384.6	3,444.3	1,280.6	292.9	311.1
Other non current assets	1,635.2	1,558.9	1,591.3	866.4	906.5
Total assets	6,755.3	6,773.0	4,345.9	2,399.5	2,413.7
Current interest-bearing liabilities	390.0	390.0	742.0	450.9	144.0
Other current liabilities	506.2	483.9	307.1	238.2	291.3
Non-current interest-bearing liabilities	2,029.6	2,143.6	1,130.0	315.0	632.9
Other non-current liabilities	466.6	496.9	190.8	75.5	69.1
Total liabilities	3,392.4	3,514.4	2,369.9	1,079.6	1,137.3
Shareholders' funds	3,362.9	3,258.6	1,975.9	1,319.9	1,276.4
Capital expenditure	236.1	119.5	101.2	58.0	46.8
	cents	**cents**	**cents**	**cents**	**cents**
Earnings per share - pre impairment/goodwill[1]	116.6	101.9	92.5	73.5	74.8
Earnings per share - post impairment/goodwill[1]	103.6	83.9	77.6	68.7	70.0
Dividends per share[2]	89.0	81.0	71.0	67.0	63.0
Operating cash flow per share[3]	96.6	107.8	85.8	90.7	100.0
Return on shareholders' funds - pre impairment/goodwill[1,4]	18.1%	15.6%	21.5%	20.1%	20.3%
Return on shareholders' funds - post impairment/goodwill[1,4]	16.1%	12.9%	18.1%	18.8%	19.0%
Net assets per share	$6.41	$6.25	$4.67	$3.61	$3.42
Operating revenue	**$million**	**$million**	**$million**	**$million**	**$million**
Wagering	1,317.0	1,319.8	446.2	426.8	403.6
Gaming and Network Games	1,046.2	1,022.2	924.3	848.1	917.6
Casinos	1,330.1	1,274.9	1,065.3	631.2	611.9
Media	113.6	127.4	-	-	-
International	9.4	10.0	9.2	-	-
Unallocated	-39.3	6.3	17.8	-	-
Total	3,776.9	3,760.6	2,462.8	1,906.1	1,933.1

EBITDA - Earnings before interest, tax, depreciation and amortisation. AIFRS used as basis for preparation for 2005 and 2006 data whilst AGAAP used for 2004 and years prior to that.

1 After income tax before impairment (AIFRS) or goodwill amortisation (AGAAP).

2 Dividends attributable to the year, but which may be payable after the end of the period.

3 Net operating cash flow per the statement of cashflows does not include payments for, or proceeds from the sale of, property plant and equipment, whereas these items are included in the calculation for the operating cash flow per share ratio. Note that for the 2005 calculation, $46.2 million in proceeds from the sale of the Harris St Ultimo building was excluded from the calculation.

4 Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 have been increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7%, and the reported return on shareholders' funds (post goodwill) would be 13.1%.

Shareholder information

as at 31 August 2006

Share capital

Tabcorp has on issue 524,927,016 fully paid ordinary shares. The issued capital has increased from last year due to shares issued under the Company's Short Term Performance Plan and the exercise of options by the Company's Managing Director and Chief Executive Officer.

The Company conducted a share buy-back during the year, whereby 108,072 ordinary shares issued under the Tabcorp Long Term Performance Plan were bought back and cancelled to prevent dilution.

Substantial shareholders

The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares[(i)]	% of issued capital[(ii)]
Perpetual Trustees Australia Limited	17 May 2005	42,907,927	8.19
Maple-Brown Abbott Limited	29 March 2006	31,624,940	6.02

(i) As disclosed in the last notice lodged by the substantial shareholder.

(ii) The percentage set out in the notice is based on the total issued share capital of Tabcorp at the date of interest.

Shareholding restrictions

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling Tabcorp's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

Voting rights

All ordinary shares issued by Tabcorp Holdings Limited carry one vote per share. Options and share rights do not carry any voting rights. Section 4.3.20 of the Victorian Gambling Regulation Act and Rules 131 to 139 of the Company's Constitution contain certain restrictions in relation to shareholding interests. Similar restrictions are contained in agreements entered into with the New South Wales Casino Control Authority and the Queensland Office of Gaming Regulation. Failure to comply with certain provisions of the Victorian Gambling Regulation Act or the Constitution may result in suspension of voting rights.

Twenty largest shareholders*

Investor group name	Total units	% IC
National Nominees Limited	57,149,758	10.89
J P Morgan Nominees Australia Limited	46,116,043	8.79
Westpac Custodian Nominees Ltd	42,889,441	8.17
RBC Dexia Investor Services Australia Nominees Pty Limited	42,080,081	8.02
Citicorp Nominees Pty Limited	25,225,269	4.81
ANZ Nominees Limited	20,067,359	3.82
HSBC Custody Nominees (Australia) Limited	14,200,119	2.71
Cogent Nominees Pty Limited	8,830,051	1.68
UBS Nominees Pty Ltd	7,796,033	1.49
AMP Life Limited	3,982,511	0.76
UBS Wealth Management Australia Nominees Pty Ltd	3,226,527	0.61
Queensland Investment Corporation	2,791,924	0.53
Invia Custodian Pty Limited	2,675,809	0.51
Questor Financial Services Limited	2,158,200	0.41
Mr Matthew Slatter	2,071,130	0.39
Perpetual Trustee Co Ltd (Hunter)	1,975,969	0.38
Bond Street Custodians Limited	1,955,892	0.37
Merrill Lynch (Australia) Nominees Pty Ltd	1,911,496	0.36
Argo Investments Limited	1,784,810	0.34
Warbont Nominees Pty Ltd	1,769,896	0.34
Total of top 20 shareholders	290,658,318	55.37

* On a grouped basis.

Marketable parcel

There were 3,921 shareholders holding less than a marketable parcel ($500) based on a market price of $15.14 at the close of trading on 31 August 2006.

Distribution of holdings of securities

	Ordinary shares				Performance options[(i)]		Share rights[(ii)]	
Number of securities held	Number of holders	%	Number of securities	%	Number of holders	Number of securities	Number of holders	Number of securities
1 - 1,000	182,524	77.5	50,323,854	9.6	-	-	-	-
1,001 - 5,000	47,332	20.1	99,102,909	18.9	-	-	20	64,845
5,001 - 10,000	3,843	1.6	27,426,675	5.2	3	24,671	26	183,131
10,001 - 100,000	1,673	0.7	36,928,542	7.0	48	1,587,061	14	241,325
100,001 and Over	138	0.1	311,145,036	59.3	9	2,016,948	-	-
Total	235,510	100.0	524,927,016	100.0	60	3,628,680	60	489,301

In addition to the securities shown above, options were allocated to the Managing Director and Chief Executive Officer in four Tranches from commencement of employment on 8 October 2002, with each Tranche comprising 250,000 options.

(i) Performance Options issued pursuant to the Company's Long Term Performance Plan.

(ii) Share Rights issued pursuant to the Company's Long Term Performance Plan.

Investor information

Shareholder enquiries

Investors seeking information about their shareholding should contact the Company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) available to assist in responding to their enquiries.

Tabcorp's Share Registry
Link Market Services Limited
Locked Bag A14
Sydney NSW 1235
Telephone: 1300 665 661 (local call cost within Australia)
Telephone: 02 8280 7418
Facsimile: 02 9287 0303
Facsimile: 02 9287 0309 (proxy forms only)
E-mail: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Shareholder Benefits Scheme

A benefits scheme was introduced in April 2004 and is available to all eligible shareholders holding at least 200 Tabcorp shares. The scheme provides discounts on items such as accommodation, merchandise, food and beverages at the Company's hotel and casino complexes. Shareholder benefits cards are sent to eligible shareholders once a year with their interim dividend. Details of the scheme are available on the Company's website.

General enquiries about Tabcorp

If you would like more information about the Company, you are invited to contact:

Tabcorp's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
E-mail: investor@tabcorp.com.au

Tabcorp on the web at www.tabcorp.com.au
Investor information is available on Tabcorp's website, including key announcements, annual and half yearly reports, dividend history and general Company information.

American Depositary Receipts (ADR)

The Company's shares are traded in sponsored ADR form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents ten Tabcorp ordinary shares. Enquiries about ADRs should be made to:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York NY 10286-1258 USA
Telephone: 1-888-269-2377 (Domestic)
Telephone: +1-610-382-7836 (International)
Website: www.adrbny.com or www.stockbny.com

Major announcements

Tabcorp immediately informs the Australian Stock Exchange (ASX) of anything that may effect the Company's share price. All major Company announcements are available on the Company's website at www.tabcorp.com.au following their release to the ASX. The major Company announcements since the previous annual report are;

2006	
24 Aug	Partnership with New Zealand Racing Board to increase coverage of New Zealand and Australian races & examine co-pooling
24 Aug	Full year results – net profit after tax (before non-recurring items) up 7.0% to $547.3 million
17 Aug	Tabcorp withdraws from the proposed takeover of UNiTAB
17 Aug	Tabcorp and TVN to review the proposed long term arrangements for their broadcasting of thoroughbred racing
16 Aug	Tabcorp acknowledges the announcement by the ACCC in relation to Tabcorp's takeover of UNiTAB
9 Aug	New Casinos Division structure to focus on customer service and growth
2 Aug	Tabcorp responds to ACCC announcement
20 Jul	Extension of offer period for Tabcorp's takeover bid for UNiTAB
10 Jul	Tabcorp responds to UNiTAB Target's Statement
23 Jun	Queensland Government to consider legislative amendments that will facilitate Tabcorp's takeover offer for UNiTAB
14 Jun	Tabcorp lodges Supplementary Bidders' Statement in relation to its takeover offer for UNiTAB
6 Jun	Tabcorp lodges Bidders' Statement in relation to its takeover offer for UNiTAB
5 Jun	Tabcorp outlines its vision for the future of Victoria's gambling industry
1 Jun	Tabcorp announces takeover offer for UNiTAB
16 May	Tabcorp and TVN reach agreement that will lead to the end of split picture racing
2 May	NSW Parliament introduces new bill allowing the integration of NSW and Victorian wagering businesses
5 Apr	Radio 2KY and Sport 927 form historic partnership to share racing broadcasts
23 Feb	Half year results – net profit after tax (before non-recurring items) up 12.8% to $283.2 million
1 Feb	Tabcorp releases its new Responsible Gambling Code of Practice

2005	
23 Dec	Tabcorp disappointed in NSW Government's decision not to agree to approve merging of the NSW and SuperTAB pools
19 Dec	Appointment of new director – Mr Zygmunt Switkowski, subject to receiving all necessary regulatory approvals
9 Dec	Tabcorp announced that it has withdrawn from the bidding process for Singapore's Marina Bay Integrated Resort
26 Oct	TAB Sportsbet enters into landmark sponsorship agreement with the AFL
25 Oct	Tabcorp International enters the United States of America lottery market with its Racetrax game

Shareholder communications

Become an eShareholder

Shareholders are encouraged to receive their dividend statements and all shareholder communications electronically, which helps reduce the impact on the environment and costs associated with printing and sending annual reports, dividend statements and other materials by mail. By becoming an eShareholder, you also avoid mailing delays as your documents are sent and received on payment date. Shareholders can make their selections using the on-line share registry facility.

Direct credit of dividends

Shareholders may elect to receive their dividend payments into a nominated bank account with an Australian financial institution. Direct credit is a quick and convenient way of obtaining dividend payments immediately as payments are electronically credited on payment date. You also reduce the likelihood of mail fraud and cheques that are not banked or misplaced. Shareholders can add or change bank account details using the on-line share registry facility or by contacting the share registry.


Tabcorp
the bigger better game
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Tabcorp is a top 25 Australian company listed on the Australian Stock Exchange (ASX). Shares in Tabcorp trade on the ASX under the code 'TAH'.
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Contacts
> Shareholder Centre
Tabcorp provides a number of ways shareholders can receive information about their shareholding and about the company, which include:
> Become an eShareholder
Shareholders can elect to receive their dividend statements, annual reports and other materials electronically.
It's quick, convenient, secure, reduces costs and helps the environment
More
> Share Registry Login
Click here to access the on-line share registry facility.
(Please note that this site may be temporarily unavailable due to upgrades currently being performed. Should you encounter any problems, please try again at a later time)
Shareholders can use the on-line Share Registry Login Facility to conduct standard shareholding enquiries and transactions, including:
Shareholding balances
Annual report elections
Elect to receive dividend payments by direct credit
Participation in the Dividend Reinvestment Plan
Tax File Number / Australian Business Number notification
Change of registered address
Name correction request
If you are unsure about anything regarding your shareholding please contact the share registry.
Help us save paper and costs
Shareholders are encouraged to use the on-line Share Registry Login Facility to quickly and accurately update their details and reduce the impact on the environment and cost associated with printing and sending annual reports, dividend cheques and other materials by mail.
Shareholder Reports
2006 Half Yearly Report
2005 Annual Report and Half Yearly Report
2004 Annual Report and Half Yearly Report
More
Shareholder Forms
Merge Multiple Holdings
Electronic Shareholder Communications
Dividend Reinvestment Plan
More

www.tabcorp.com.au

The Company's website quickly and conveniently keeps shareholders informed about Tabcorp's activities and its performance. The annual and half yearly reports to shareholders, interim and preliminary results, webcasts of results and Annual General Meeting presentations, major news releases and other Company statements are available on the website.

Dividend Reinvestment Plan (DRP)

As an alternative to receiving your dividends by cash or direct credit, shareholders may elect to participate in the DRP. The DRP allows shareholders to increase their share portfolio by utilising their dividends to purchase additional Tabcorp shares. DRP election forms can be downloaded from our website at www.tabcorp.com.au.

Removal from annual report mailing list

Tabcorp currently produces 155,000 copies of its annual and half yearly reports. You can help reduce this amount by electing not to receive a copy of the Company's annual and half yearly reports. The annual report and all major Company announcements are available on the Company's website. If you elect not to receive these reports, you will continue to receive notice of meetings, proxy forms and other correspondence. Shareholders can make their selections using the on-line share registry facility or by contacting the share registry (refer to details on the next page).

On-line Share Registry Facility

The Company's website has an on-line share registry facility that enables shareholders to conduct standard shareholding enquiries and transactions, including:

- ☐ Elect to become an eShareholder
- ☐ Download historic dividend statements
- ☐ Check current shareholding balances
- ☐ Annual report elections
- ☐ Elect to receive dividend payments by direct credit
- ☐ Participation in the Dividend Reinvestment Plan
- ☐ Tax File Number / Australian Business Number notification
- ☐ Change of registered address


Tabcorp
the bigger better game
About Us Brands Responsible Gambling Investor Centre International News Community Careers Contact
Australia's premier gambling and entertainment group.
Community Spirit Awards 2005/2006
Tabcorp's strategic game plan
Tabcorp's new Code of Practice

Company directory

Registered Office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone 03 9868 2100
Facsimile 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Stock Exchange Listing

Tabcorp Holdings Limited shares are quoted on the Australian Stock Exchange under the code "TAH". The Company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Auditors

Ernst & Young – External auditors

KPMG – Internal auditors

Divisional Offices

Queensland Divisional Office

Level 3
159 William Street
Brisbane QLD 4000
Telephone 07 3228 0000

Divisional Offices (continued)

Star City

80 Pyrmont Street
Pyrmont NSW 2009
Reservations 1800 700 700
Telephone 02 9777 9000
Website www.starcity.com.au

Conrad Jupiters

Broadbeach Island
Gold Coast QLD 4218
Reservations 1800 074 344
Telephone 07 5592 8100
Website www.conrad.com.au/jupiters

Conrad Treasury

George Street
Brisbane QLD 4000
Reservations 1800 506 889
Telephone 07 3306 8888
Website www.conrad.com.au/treasury

Jupiters Townsville

Sir Leslie Thiess Drive
Townsville QLD 4810
Reservations 1800 079 210
Telephone 07 4722 2373
Website www.jupiterstownsville.com.au

New South Wales Divisional Office

495 Harris Street
Ultimo NSW 2007
Telephone 02 9218 1000

Sky Channel / 2KY Radio

79 French's Forest Road
French's Forest NSW 2086
Telephone 02 9451 0888
Website www.skychannel.com.au

Key Dates

2006

Annual General Meeting (Carlton Crest, Melbourne)	27 November

2007*

Half-year results announcement	21 February
Ex-dividend for interim dividend	27 February
Record date for interim dividend	5 March
Interim dividend payment	11 April
End of financial year	30 June
Full-year results announcement	23 August
Ex-dividend for final dividend	28 August
Record date for final dividend	3 September
Final dividend payment	8 October
Annual General Meeting	26 November

* These dates may change. See the Company's website for updates.

About this Annual Report

Tabcorp's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full financial statements. A copy of Tabcorp's full financial statements is available, free of charge, on request and can be accessed via the Company's website at www.tabcorp.com.au.

Currency

References to currency are in Australian dollars unless otherwise stated.

Copyright

Investment warning

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. Tabcorp strongly recommends investors seek independent professional advice before making investment decisions.

Privacy

Tabcorp respects the privacy of its stakeholders. Tabcorp's Privacy Policy is available on the Company's website at www.tabcorp.com.au

the bigger better game

Tabcorp



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

29 September 2006

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

CANCELLATION OF SHARES
FOLLOWING ON-MARKET BUY-BACK

Tabcorp Holdings Limited (***Company***) will lodge the attached Form 484 with the Australian Securities and Investments Commission.

The Company acquired a total of 51,595 ordinary shares in the Company (***shares***) during an on-market buy-back which commenced on 22 September 2006 and concluded on 25 September 2006.

In accordance with Section 257H of the Corporations Act 2001 (Cth), the shares which were acquired under the buy-back were cancelled immediately after the transfer of the shares to the Company, being on the two consecutive trading days commencing on 27 September 2006.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Tabcorp Holdings Limited

ACN/ABN
66 063 780 709

Corporate key
20345323

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Sean Gray

ASIC registered agent number (if applicable)

Telephone number
(03) 9868 2753

Postal address
5 Bowen Crescent, Melbourne VIC 3004

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Kerry Willcock

Capacity
[ ] Director
[X] Company secretary

Signature
K. Will

Date signed
29/09/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	25,798	$392,542.37
ORD	25,797	$394,113.67

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

2 7 / 0 9 / 0 6
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]


Tabcorp

...ncial Report 2006


Playmakers

Contents

Tabcorp Holdings Limited ACN 063 780 709

Income statement

for the year ended 30 June 2006

		Consolidated		Tabcorp Holdings	
		2006	2005	**2006**	2005
Continuing operations	Note	**$m**	$m	**$m**	$m
Total operating revenues		**3,776.9**	3,760.6	**25.9**	25.7
Other revenues	2	**57.9**	56.5	**487.3**	606.4
Revenue		**3,834.8**	**3,817.1**	**513.2**	**632.1**
Other income	2	**11.8**	3.5	**0.2**	0.1
Government taxes and levies		**(1,018.7)**	(991.1)	**-**	-
Commissions and fees		**(795.5)**	(788.5)	**(11.7)**	(11.6)
Employment costs		**(536.2)**	(554.4)	**(23.6)**	(23.2)
Depreciation and amortisation	2	**(139.1)**	(146.4)	**(1.7)**	(0.8)
Property rentals, rates and maintenance		**(66.0)**	(67.0)	**(0.3)**	(1.2)
Computer costs		**(27.1)**	(24.2)	**(0.2)**	(0.2)
Advertising and promotions		**(82.2)**	(79.6)	**(2.3)**	(2.4)
Insurance costs		**(7.7)**	(8.0)	**(0.5)**	(0.4)
Stock exchange expenses		**(2.4)**	(2.2)	**(2.4)**	(2.2)
Professional and contract services		**(33.4)**	(14.5)	**(6.8)**	(6.1)
Audit and review services	3	**(1.5)**	(1.8)	**(0.3)**	(0.4)
Finance costs	2	**(165.9)**	(182.1)	**(0.2)**	-
Other expenses		**(207.4)**	(231.5)	**(4.3)**	(5.8)
Profit before income tax expense and impairment		**763.5**	**729.3**	**459.1**	**577.9**
Impairment	2	**(68.5)**	(93.2)	**-**	-
Profit before income tax expense		**695.0**	**636.1**	**459.1**	**577.9**
Income tax (expense)/benefit	4	**(152.4)**	(200.7)	**4.3**	2.1
Net profit after tax from continuing operations		**542.6**	**435.4**	**463.4**	**580.0**
Net (profit)/loss attributable to minority interest		**0.8**	**(2.0)**	**-**	**-**
Net profit attributable to members of the parent entity from continuing operations		**543.4**	**433.4**	**463.4**	**580.0**
Earnings per share for profit attributable to members of the parent entity:					
Basic earnings per share (cents per share)	6	**103.6**	83.9		
Diluted earnings per share (cents per share)	6	**103.4**	83.7		

The accompanying notes form an integral part of this income statement.

Balance sheet

as at 30 June 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Current assets					
Cash and cash equivalents	7	**206.6**	209.4	**46.6**	0.4
Receivables	8	**34.7**	43.4	**2,632.6**	2,652.1
Inventories	9	**15.0**	15.3	**-**	-
Other	10	**22.3**	31.9	**0.8**	4.8
Assets held for sale	11	**-**	29.8	**-**	-
Total current assets		**278.6**	329.8	**2,680.0**	2,657.3
Non current assets					
Investments in controlled entities		**-**	-	**447.7**	447.6
Property, plant and equipment	12	**1,507.4**	1,442.9	**15.7**	10.3
Licences	13	**1,230.1**	1,239.3	**597.2**	597.2
Other intangible assets	14	**3,611.4**	3,645.0	**18.1**	1.4
Deferred tax assets	4	**83.3**	86.8	**2.2**	1.6
Other	10	**44.5**	29.2	**1.3**	-
Total non current assets		**6,476.7**	6,443.2	**1,082.2**	1,058.1
TOTAL ASSETS		**6,755.3**	6,773.0	**3,762.2**	3,715.4
Current liabilities					
Payables	16	**345.4**	306.0	**16.1**	6.2
Interest bearing liabilities	17	**390.0**	390.0	**-**	-
Current tax liabilities		**33.3**	32.2	**31.4**	25.9
Provisions	18	**122.3**	131.8	**1.9**	2.2
Other	19	**5.2**	13.9	**-**	-
Total current liabilities		**896.2**	873.9	**49.4**	34.3
Non current liabilities					
Interest bearing liabilities	17	**2,029.6**	2,143.6	**-**	-
Deferred tax liabilities	4	**329.4**	410.4	**0.9**	0.4
Provisions	18	**63.8**	84.9	**0.2**	0.9
Other	19	**73.4**	1.6	**-**	1.4
Total non current liabilities		**2,496.2**	2,640.5	**1.1**	2.7
TOTAL LIABILITIES		**3,392.4**	3,514.4	**50.5**	37.0
NET ASSETS		**3,362.9**	3,258.6	**3,711.7**	3,678.4
Equity					
Issued capital	20	**3,176.3**	3,154.8	**3,197.2**	3,186.1
Retained earnings	20	**201.7**	101.2	**509.5**	489.7
Reserves	20	**(19.2)**	2.6	**5.0**	2.6
Parent interests		**3,358.8**	3,258.6	**3,711.7**	3,678.4
Minority interests	21	**4.1**	-	**-**	-
TOTAL EQUITY		**3,362.9**	3,258.6	**3,711.7**	3,678.4

The accompanying notes form an integral part of this balance sheet.

Cash flow statement

for the year ended 30 June 2006

	Note	Consolidated		Tabcorp Holdings	
		2006 $m	2005 $m	**2006 $m**	2005 $m
Cash flows from operating activities					
Net cash receipts in the course of operations		**3,969.1**	3,959.7	**47.5**	47.5
Payments to suppliers, service providers and employees		**(1,893.6)**	(1,921.0)	**(53.8)**	(55.1)
Payment of government levies, betting taxes and GST		**(998.7)**	(979.0)	**(148.0)**	(57.7)
Dividends received		**-**	-	**471.0**	743.0
Interest received		**9.5**	11.2	**1.7**	0.5
Finance costs paid		**(162.7)**	(184.8)	**(0.2)**	-
Income tax paid		**(218.4)**	(224.7)	**(224.0)**	(167.5)
Net cash flows from operating activities	22(b)	**705.2**	661.4	**94.2**	510.7
Cash flows from investing activities					
Payment for controlled entities (net of cash acquired)	31	**-**	(914.1)	**-**	-
Proceeds from sale of businesses		**6.3**	244.6	**-**	-
Payment for property, plant and equipment		**(186.0)**	(100.9)	**(6.5)**	(9.2)
Payment for intangibles		**(50.1)**	(18.6)	**(17.4)**	(0.5)
Proceeds from sale of property, plant and equipment		**38.0**	61.5	**0.2**	0.2
Payment for development costs		**-**	(2.0)	**-**	(2.0)
Loans to controlled entities		**-**	-	**-**	(262.1)
Repayment of loans to controlled entities		**-**	-	**409.2**	-
Net cash flows from investing activities		**(191.8)**	(729.5)	**385.5**	(273.6)
Cash flows from financing activities					
Proceeds from borrowings		**557.0**	2,890.4	**-**	-
Repayment of borrowings		**(655.0)**	(2,578.8)	**-**	-
Dividends paid		**(299.5)**	(243.7)	**(299.5)**	(243.7)
On-market share purchases for dividend reinvestment plan		**(146.7)**	-	**(146.7)**	-
Payment of transaction costs for share issue		**-**	(6.7)	**-**	(6.7)
Payment for on-market share buy back		**(1.6)**	-	**(1.6)**	-
Proceeds from issue of shares		**13.9**	6.3	**13.9**	6.3
Proceeds from issue of shares to minority interests		**4.9**	-	**-**	-
Proceeds from sale of treasury shares		**1.5**	1.9	**-**	-
Repayment of employee share loans		**9.3**	9.6	**0.4**	2.6
Net cash flows from financing activities		**(516.2)**	79.0	**(433.5)**	(241.5)
Net increase/(decrease) in cash held		**(2.8)**	10.9	**46.2**	(4.4)
Cash at the beginning of the financial year		**209.4**	198.5	**0.4**	4.8
Cash at the end of the financial year	22(a)	**206.6**	209.4	**46.6**	0.4

The accompanying notes form an integral part of this cash flow statement.

Statement of recognised income and expense

for the year ended 30 June 2006

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Change in fair value of cash flow hedges		**(30.1)**	-	-	-
Actuarial gain/(loss) on defined benefit plan	26	**3.7**	(1.0)	**3.7**	(1.0)
Income tax (expense)/benefit on items taken directly to equity	4	**8.0**	0.3	**(1.1)**	0.3
Net income/(expense) recognised directly in equity		**(18.4)**	(0.7)	**2.6**	(0.7)
Net profit after tax from continuing operations		**542.6**	435.4	**463.4**	580.0
Total recognised income and expense for the period		**524.2**	434.7	**466.0**	579.3

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Attributable to:					
Members of the parent entity		**525.0**	432.7	**466.0**	579.3
Minority interest		**(0.8)**	2.0	-	-
		524.2	434.7	**466.0**	579.3

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Effects of changes in accounting policy on members of the parent entity:					
Retained earnings	35(f)	**0.7**	-	-	-
Net unrealised gain/(loss) reserve	35(f)	**(3.2)**	-	-	-
		(2.5)	-	-	-

Notes

to the financial report
for the year ended 30 June 2006

1. Significant accounting policies and corporate information

Tabcorp Holdings Limited ('the Company') is a company limited by shares which are traded on the Australian Stock Exchange. The Company is incorporated and domiciled in Australia. The financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (collectively referred to as 'the Group') and the Group's interest in joint ventures.

The financial report was authorised for issue by the Directors on 24 August 2006.

(a) Statement of compliance

Compliance with AIFRS

This is the Group's first annual financial report complying with the Australian equivalents to International Financial Reporting Standards ('AIFRS'). AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' has been applied and the comparatives for the year ended 30 June 2005 have been restated accordingly, except for the adoption of AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'. The Company has adopted the following exemptions under AASB 1:

- to not apply AASB 132 and AASB 139 to the comparative period (refer to note 35(f));
- to not apply AASB 3 'Business Combinations' retrospectively; and
- to only apply AASB 2 'Share based Payment' for equity instruments granted after 7 November 2002.

An explanation of how the transition to AIFRS has affected the reported balance sheet, income statement and cash flows of the Group is provided in note 35. This note includes reconciliations of equity and profit or loss for comparative periods reported under Australian Generally Accepted Accounting Practice ('AGAAP') to those reported for those periods under AIFRS.

The effect of adopting AIFRS may still be subject to change due to:

- potential amendments to AIFRS and Interpretations thereof being issued by the standard-setters and IFRIC; and
- emerging accepted practice in the interpretations and application of AIFRS and UIG Interpretations.

Where there has been a change from AGAAP accounting policy, the accounting policy applied to the comparative period has been disclosed.

Early adoption of standard

The Group has elected to apply AASB 119 'Employee Benefits' (2004) to the annual reporting period beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 'Accounting Policies, Changes in Accounting Estimates and Errors'

New Australian Accounting Standards

Australian Accounting Standards that have been recently issued or amended but are not yet effective have not been applied to the financial report except for AASB 119.

The following amendments by the AASB to Australian Accounting Standards are currently being assessed by management but are not expected to change accounting policies, or have an impact on the Group's financial position and performance, however increased disclosures may be required in the Group's financial statements.

AASB Amendment	Affected Standard(s)	Application date for Group
2005-1	AASB 139 'Financial Instruments: Recognition and Measurement'	1 July 2006
2005-4	AASB 139 'Financial Instruments: Recognition and Measurement', AASB 132 'Financial Instruments: Disclosure and Presentation', AASB 1 'First-time Adoption of AIFRS', and AASB 1023 'General Insurance Contracts'	1 July 2006
2005-5	AASB 1 'First-time Adoption of AIFRS', and AASB 139 'Financial Instruments: Recognition and Measurement'	1 July 2006
2005-6	AASB 3 'Business Combinations'	1 July 2006
2005-9	AASB 4 'Insurance Contracts', AASB 1023 'General Insurance Contracts', AASB 139 'Financial Instruments: Recognition and Measurement', and AASB 132 'Financial Instruments: Disclosure and Presentation'	1 July 2006
2005-10	AASB 132 'Financial Instruments: Disclosure and Presentation', AASB 101 'Presentation of Financial Statements', AASB 114 'Segment Reporting', AASB 117 'Leases', AASB 133 'Earnings per Share', AASB 139 'Financial Instruments: Recognition and Measurement', AASB 1 'First-time Adoption of AIFRS', AASB 4 'Insurance Contracts', and AASB 1023 'General Insurance Contracts'	1 July 2007
2006-1	AASB 121 'The Effects of Changes in Foreign Exchange Rates'	1 July 2007
New Standard	AASB 7 'Financial Instruments: Disclosures'	1 July 2007

(b) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia.

The financial report is presented in Australian dollars.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

1. Significant accounting policies and corporate information (continued)

(b) Basis of preparation (continued)

The financial report is prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged. Non current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

This financial report has been prepared on the basis of AIFRS on issue and that are effective for the year ended 30 June 2006. Preparation of the financial report also includes the application of the requirements of AASB 119 'Employee Benefits' which is available for early adoption as at 30 June 2006.

The accounting policies have been applied consistently throughout the Group for the purposes of this financial report.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Director's report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

(c) Significant accounting estimates and assumptions

The carrying amount of certain assets and liabilities are often determined based on estimates and assumptions of future events.

The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are described in note 15.

(d) Basis of consolidation

Controlled entities

Controlled entities are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of controlled entities are included in the consolidated financial report from the date control commences until the date that control ceases. The financial statements of the controlled entities are prepared for the same reporting period as the Company, using consistent accounting policies.

Joint ventures

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement.

Jointly controlled entities

Investments in jointly controlled entities are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and the recoverable amount.

The Group's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Jointly controlled operations and assets

The interest of the Group in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in its financial statements the assets it controls, the liabilities it incurs, the expenses it incurs, and the share of income that it earns from the sale of goods or services by the joint venture.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the entity.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Gains and losses are recognised as the contributed assets are consumed or sold by the jointly controlled entity or, if not consumed or sold by the jointly controlled entity, when the Group disposes of its interest in the entity.

(e) Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(f) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for cash flow hedge accounting, any resultant gain or loss may be deferred to reserves.

The fair value of interest rate swap and cross currency swap contracts is determined by reference to market values for similar instruments.

(g) Hedging

Current period policy

Cash flow hedges

Where a derivative financial instrument is designated as a hedge to the exposure to the variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non financial asset or liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects the profit or loss (i.e. when interest income or expense is recognised).

For cash flow hedges, the effective part of any gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the designation of the hedge relationship is revoked but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above, when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability of changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, any gain or loss on the derivative is recognised directly in the income statement.

Comparative period policy

Derivative financial instruments are used to hedge interest rate and foreign currency exposures. Accordingly, hedge accounting principles are applied, whereby gains and losses on derivatives are brought to account on the same basis as the gains and losses on the underlying physical exposures. Derivative financial instruments are not held for speculative purposes.

The effect of interest received, paid or accrued under interest rate swaps and cross currency interest rate swaps is included in the calculation of finance costs.

The quantitative effect of the change in accounting policy is set out in note 35(f).

(h) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Wagering and gaming revenue

Revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover.

Casino revenue

Revenue is recognised as the net gaming win plus the retail sale of food, beverages, accommodation and other services.

Fixed odds betting revenue

Revenue is recognised as the net win or loss on an event. The amounts bet on an event are recognised as a liability until the outcome of the event is determined, at which time the revenue is brought to account.

Provision of technology services

Revenue is recognised where the contracted outcome can be reliably measured, and control of the right to be compensated for the services exists under the contractual agreement.

Sale of goods

Revenue is recognised when:

- the significant risks and rewards of ownership of the goods have passed to the buyer;
- it is probable consideration will pass from the buyer in accordance with an established arrangement; and
- the amount of consideration can be reliably measured.

Media operations revenue

Revenue includes subscription income, advertising revenue and product recoveries, and is recognised once the service has been rendered and invoiced.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

1. Significant accounting policies and corporate information (continued)

(h) Revenue (continued)

Interest

Revenue is recognised as the interest accrues, using the effective interest rate method.

Dividends

Revenue is recognised when the right to receive payment is established.

(i) Finance costs

Finance costs are recognised as an expense when incurred.

(j) Taxation

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for:

- goodwill; and
- the initial recognition of an asset or liability in a transaction which is not a business combination and that affect neither accounting nor taxable profit at the time of the transaction.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Goods and services tax

Revenues, expenses, assets and liabilities are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(k) Cash

Cash comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash for the purpose of the statement of cash flows.

(l) Receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amount (where applicable).

An allowance for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(m) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress, and are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(n) Non current assets held for sale and discontinued operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable AIFRS. On initial classification as held for resale, non current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent re-measurement. No depreciation or amortisation is charged on these assets while they are classified as held for sale.

A discontinued operation is a component of the Group's business that represents a separate major line of business or is a controlled entity acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(o) Investments in controlled entities

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(p) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (refer to note 1(r)). The cost of self constructed assets includes the cost of materials, direct labour and an appropriate proportion of overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases where the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Depreciation

Depreciation is charged to the income statement on a straight line basis over the estimated useful lives of each part of an item of property, plant and equipment other than land, which is not depreciated.

Useful life	
Buildings	7 - 95 years
Leasehold improvements	3 - 33 years
Plant and equipment	2.5 - 20 years

(q) Intangible assets

Goodwill arising from business combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Impairment

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated at acquisition date to cash generating units expected to benefit from the business combination's synergies and is not amortised but is tested annually for impairment. Impairment is determined by assessing the recoverable amount of the cash generating unit, to which the goodwill relates. When the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised. Impairment losses are recognised directly in the income statement and are not subsequently reversed.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Refer to note 15 for further details of key assumptions included in the impairment calculation.

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses (refer to note 1(r)). Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense as incurred.

Amortisation

Amortisation of intangible assets is charged to the income statement as follows:

Victorian wagering and gaming licence:

The licence has not been amortised as the payment to be received by the Company under Section 4 of the Gambling Regulation Act 2003 (Vic) at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in 2012.

Star City casino licence:

The licence is amortised on a straight line basis from its date of issue until it expires in 2093.

Treasury casino licence:

The licence is amortised on a straight line basis over the remaining life of the licence, which expires in 2070.

Queensland Keno licence:

The licence is amortised on a straight line basis over the remaining life of the licence, which expires in 2022.

NSW wagering licence:

The licence is amortised on a straight line basis over the remaining life of the licence, which expires in 2097.

Other licences:

Other licences are amortised on a straight line basis over the life of the licences.

Other intangible assets:

The rights to the Star City Casino Complex Management Agreement in relation to the operation, management and supervision of the Star City casino were terminated on 29 June 2005. Prior to termination, the rights were being amortised over the life of the agreement, which coincided with the term of the casino licence.

Other intangibles relate to the costs capitalised by the Group in relation to the construction of the Gold Coast Convention and Entertainment Centre. The Group is deriving future benefits from the costs incurred, and the asset is being amortised over a period of 50 years, based on the expected life of the building.

Customer contracts are amortised over a period of 12 years, being the estimated life of the contracts.

Software is amortised on a straight line basis over its useful life, which varies from 2.5 to 15 years.

1. Significant accounting policies and corporate information (continued)

(q) Intangible assets (continued)

Intangibles relating to brand names, broadcast rights and media content are not being amortised as the Directors believe that the life of these intangibles to the Group will not materially diminish over time, and the residual value at the end of that life would be such that the amortisation charge, if any, would not be material. These assets, together with goodwill, are systematically tested annually for impairment.

(r) Impairment

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. When an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised immediately in the income statement.

Refer to note 15 for further details of key assumptions included in the impairment calculation.

(s) Payables

Payables are stated at cost (and where applicable amortised cost).

(t) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recorded as a finance cost.

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for in the provision for restructuring.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Self insurance

Where the Group self insures for workers' compensation, a provision is recognised in the balance sheet, which includes a prudential margin.

Management agreement

A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities acquired from Jupiters Limited in 2003. The increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

(u) Interest bearing liabilities

Current accounting policy

Interest bearing liabilities are recognised initially at fair value plus directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recognised at amortised cost. Amortised cost is calculated using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are derecognised in addition to the amortisation process.

Comparative period policy

The carrying value of interest bearing liabilities represents the amounts payable on maturity of those borrowings. Finance costs (excluding interest) are expensed over the life of the borrowings on a straight line basis, with the unamortised balance being recognised as a prepayment.

The quantitative effect of the change in accounting policy is set out in note 35.

(v) Employee benefits

Post-employment benefits

Accumulation plan

The Group's commitment to accumulation plans is limited to making the contributions in accordance with the minimum statutory requirements. The Group does not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees relating to current and past employee services.

Contributions to accumulation plans are recorded as expenses in the income statement as the contributions become payable. A liability is recognised when the Group is required to make future payments as a result of employees' services provided.

Defined benefit plan

The Group operates a defined benefit plan which is recognised in the balance sheet as the difference between the present value of the estimated future benefits that will be payable to plan members and the fair value of the plan's assets. At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. When the fair value of the plan assets is less than the present value of the defined benefit obligation, the net deficit would be recognised as a liability.

Based upon an annual actuarial review of the plan, an adjustment is made to recognise all movements in the carrying amount of the plan as income or expense in the income statement, except for the portion of the movement that is attributable to actuarial gains and losses, which are recognised directly in equity. Actuarial gains and losses represent the difference between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions.

Long service leave

The Group's net obligation in respect of long term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods, in accordance with entitlements prescribed under relevant state legislation. The obligation is calculated using the expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the Group's obligations.

Wages, salaries and annual leave

Liabilities for employee benefits of salaries, wages and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the Group expects to pay, including related on-costs when the liability is expected to be settled.

Share based payment transactions

The Group operates the following plans under which employees may become entitled to performance options and share rights in the Company:

- the Long Term Performance Plan ('LTPP'), which is available at General Manager level and above; and
- Service Agreements in place with certain Executive Directors.

The fair value of performance options and share rights is measured at grant date and is recognised as an employee expense (with a corresponding increase in equity) over the three year test period. The amount recognised as an expense is adjusted to reflect the actual number of performance options and share rights that do not ultimately vest, provided the forfeiture is not due to a market condition.

The fair value of the performance options and share rights is determined by an external valuer and takes into account the terms and conditions upon which the performance options and share rights were granted.

The dilutive effect, if any, of outstanding performance options and share rights is reflected in the computation of diluted earnings per share.

In addition, the Group operates the Short Term Performance Plan ('STPP') for Senior Executives. Participants in the STPP have the opportunity to voluntarily sacrifice part or all of the award payable under the STPP into deferred shares, known as a medium term incentive.

The cost of the deferred shares is recognised based on the market price at the time of allocation, with a corresponding increase in equity.

Refer to note 25 for further details on the share based payment transactions.

(w) Rental in advance

The payment made for rental in advance for the Star City casino site for 12 years has been deferred in the balance sheet at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence in 1994.

The payment made for rental in advance in respect of a property adjacent to the Star City casino has been deferred in the balance sheet at the nominal amount and is being amortised over 95 years commencing from the commencement of the rental of the site in 1997.

(x) Deferred revenue

Deferred revenue includes subscriptions received before the end of the financial year, but relating to future periods.

(y) Issued capital

Issued and paid up capital is recognised at the fair value of the consideration received.

Any transaction costs directly attributable to the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.

The balance of limited recourse loans provided to employees to participate in employee share plans are recorded as a reduction in issued capital. No such loans have been granted since 2003.

Shares held in the Company by a special purpose entity established to administer an employee share plan are recorded as a reduction in issued capital. All shares were disposed of prior to 31 December 2005.

The amount which has been credited to the employee equity benefit reserve in relation to performance options and share rights is transferred to issued capital when vesting of the relevant performance options and share rights occurs.

(z) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments.

(aa) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the Company, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

1. Significant accounting policies and corporate information (continued)

(aa) Earnings per share (continued)

Diluted earnings per share is calculated as net profit attributable to members of the Company, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non discretionary changes in revenue or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ab) Capitalised costs

Capitalised costs relating to development projects and potential business acquisitions are recognised as an asset when it is:

- probable that any future economic benefit associated with the item will flow to the entity; and
- it can be reliably measured.

If it becomes apparent that the development or acquisition will not occur the amount is expensed to the income statement.

2. Revenue and expenses

Revenue and expenses from continuing operations

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
(a) Other revenues:				
Finance revenue	**9.4**	11.6	**1.7**	0.5
Dividend revenue received from controlled entities	-	-	**471.0**	588.0
Other revenue items	**48.5**	44.9	**14.6**	17.9
	57.9	56.5	**487.3**	606.4
(b) Other income:				
Net gain on disposal of property, plant and equipment	**8.5**	2.6	**0.2**	0.1
Net loss on disposal of controlled entity	-	(1.2)	-	-
Net gain on disposal of businesses	**0.6**	1.1	-	-
Net foreign exchange gain	**2.7**	1.0	-	-
	11.8	3.5	**0.2**	0.1
(c) Depreciation:				
- buildings	**8.3**	12.4	-	-
- leasehold improvements	**13.7**	16.5	-	-
- plant and equipment	**83.7**	80.8	**1.0**	0.3
	105.7	109.7	**1.0**	0.3
(d) Amortisation:				
- NSW wagering licence	**3.7**	3.7	-	-
- Star City and Treasury casino licences	**3.2**	3.2	-	-
- Queensland Keno licence	**2.3**	2.2	-	-
- customer contracts and relationships	**0.2**	0.2	-	-
- software	**13.6**	14.0	**0.7**	0.5
- rights to management agreement	-	2.8	-	-
- rental in advance	**10.0**	10.0	-	-
- other	**0.4**	0.6	-	-
	33.4	36.7	**0.7**	0.5

	Consolidated		Tabcorp Holdings	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
(e) Impairment:				
- goodwill	**59.7**	93.2	-	-
- software	**6.7**	-	-	-
- assets held for sale	**2.1**	-	-	-
	68.5	93.2	-	-
(f) Employment costs:				
Included in employment costs:				
- defined benefit plan expense	**1.3**	3.3	**1.3**	3.3
- defined contribution plan expense	**33.4**	32.9	**0.8**	0.5
- share based payments expense	**3.8**	2.0	**1.3**	1.1
	38.5	38.2	**3.4**	4.9
(g) Operating lease rentals:				
- minimum lease payments	**25.8**	32.8	**2.2**	2.2
(h) Finance costs:				
- other parties	**161.2**	180.1	**0.2**	-
- provision discount adjustment	**4.7**	2.0	-	-
	165.9	182.1	**0.2**	-

	Consolidated		Tabcorp Holdings	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
3. Auditor's remuneration				
Amounts received or due and receivable by Ernst & Young for:				
- audit and review of the financial report of the Company and any other entity in the Group	**1,482**	1,745	**341**	355
- other services in relation to the Company and any other entity in the Group:				
- regulatory	**108**	128	-	-
- other assurance services	**305**	476	-	-
- other services	-	9	-	-
	1,895	2,358	**341**	355

The auditor of the Company and its controlled entities is Ernst & Young. From time to time, Ernst & Young provides other services to the Group, which are subject to strict corporate governance procedures which encompass the selection of service providers and the setting of their remuneration. The Chairman of the Audit Committee must approve any other services provided by Ernst & Young to the Group.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
4. Income tax				
(a) Income tax expense				
The major components of income tax expense are:				
Current tax expense	**224.8**	191.7	**(3.3)**	(2.4)
Adjustments in respect of current income tax of previous years:				
- affecting provision for income tax	**(3.0)**	(2.5)	**0.2**	-
- affecting deferred tax balances	**(10.7)**	-	**(0.9)**	-
Deferred income tax expense relating to the origination and reversal of temporary differences	**(58.7)**	11.5	**(0.3)**	0.3
Income tax expense/(benefit) reported in the income statement	**152.4**	200.7	**(4.3)**	(2.1)
Aggregate current and deferred tax relating to items charged or credited to equity:				
Change in value of cash flow hedges	**(9.1)**	-	-	-
Actuarial gain/(loss) on defined benefit plan	**1.1**	(0.3)	**1.1**	(0.3)
Income tax expense/(benefit) reported in equity	**(8.0)**	(0.3)	**1.1**	(0.3)
Income tax expense				
A reconciliation between income tax expense and the product of accounting profit before income tax multiplied by the income tax rate is as follows:				
Accounting profit from continuing operations before income tax expense	**695.0**	636.1	**459.1**	577.9
At the Group's statutory income tax rate of 30%	**(208.5)**	(190.8)	**(137.7)**	(173.4)
- Dividends received	-	-	**141.3**	176.4
- Impairment of goodwill	**(17.9)**	(28.0)	-	-
- Amortisation of rights to management agreement	-	(0.8)	-	-
- Prepaid rent	**(6.0)**	(4.6)	-	-
- Depreciation	-	3.6	-	-
- International business costs	**(4.1)**	-	-	-
- Sundry items	**3.0**	(0.3)	**0.4**	(0.6)
- Recognition of tax benefit upon entry into tax consolidation and resetting tax values (i)	**70.7**	18.3	-	-
- Share based payments expense	**(1.2)**	(0.6)	**(0.4)**	(0.3)
- Sale of property gains/(losses)	**0.5**	-	-	-
- Over provision in prior years	**11.1**	2.5	**0.7**	-
Aggregate income tax (expense)/benefit	**(152.4)**	(200.7)	**4.3**	2.1

(i) Refer to note 4(c).

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
(b) Deferred tax assets					
The balance comprises temporary differences attributable to:					
Amounts recognised in profit or loss:					
Doubtful debts		**3.3**	3.2	**-**	-
Employee benefits		**19.9**	20.9	**0.6**	0.9
Merger/acquisition costs		**4.5**	5.0	**-**	-
Workers' compensation		**-**	0.6	**-**	-
Provision for management agreement		**19.1**	24.7	**-**	-
Provision for restructuring costs		**3.2**	3.4	**-**	-
Provision for onerous contract - surplus lease space		**2.1**	1.6	**-**	-
Fair value of cross currency swaps		**3.6**	-	**-**	-
Borrowing expenses		**0.1**	-	**-**	-
Minor assets		**1.5**	8.2	**0.1**	0.2
Other provisions		**4.9**	4.9	**0.1**	(1.0)
Tax losses		**0.6**	-	**0.6**	-
Accrued expenses		**7.0**	12.1	**0.8**	1.1
Jackpots		**3.4**	1.8	**-**	-
Amounts recognised directly in equity:					
Actuarial loss on defined benefit plans		**-**	0.4	**-**	0.4
Fair value of cash flow hedges		**10.1**	-	**-**	-
		83.3	86.8	**2.2**	1.6
Movements:					
Opening balance at 1 July		**86.8**	106.8	**1.6**	2.6
Application of AASB 139	35(f)	**0.8**	-	**-**	-
Acquisition of controlled entity	31	**-**	15.5	**-**	-
Credited/(charged) to the income statement		**(13.4)**	(35.8)	**0.6**	(1.3)
Credited to equity		**9.1**	0.3	**-**	0.3
Closing balance at 30 June		**83.3**	86.8	**2.2**	1.6

Notes

to the financial report
for the year ended 30 June 2006 (continued)

	Note	Consolidated		Tabcorp Holdings	
		2006	2005	**2006**	2005
		$m	$m	**$m**	$m
4. Income tax (continued)					
(c) Deferred tax liabilities					
The balance comprises temporary differences attributable to:					
Amounts recognised in profit or loss:					
Prepayments		**4.7**	4.9	**-**	-
Inventories		**3.0**	2.3	**-**	-
Accrued interest		**0.1**	0.1	**-**	-
Unclaimed dividend adjustment		**4.6**	4.5	**-**	-
Prepaid rent		**32.9**	28.6	**-**	-
Fair value of US dollar private placement		**3.2**	-	**-**	-
Fair value of interest rate swap options		**0.1**	-	**-**	-
Intangibles		**5.2**	30.9	**0.2**	-
Licences		**189.9**	192.6	**-**	-
Property, plant and equipment		**84.3**	145.5	**0.3**	0.4
Other		**1.0**	1.0	**-**	-
Amounts recognised directly in equity:					
Actuarial gain on defined benefit plans		**0.4**	-	**0.4**	-
		329.4	410.4	**0.9**	0.4
Movements:					
Opening balance at 1 July		**410.4**	247.3	**0.4**	0.8
Acquisition of controlled entity	31	**-**	185.6	**-**	-
Credited to the income statement		**(82.1)**	(22.5)	**(0.6)**	(0.4)
Charged to equity		**1.1**	-	**1.1**	-
Closing balance at 30 June		**329.4**	410.4	**0.9**	0.4

Tax Consolidation

Effective 1 July 2002, Tabcorp Holdings Limited (the 'Head Company') and its 100% owned subsidiaries formed an income tax consolidation group. Members of the tax consolidation group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the Head Company default on its tax payment obligations. At balance date, the possibility of default is remote.

Jupiters Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group with effect from the date of acquisition. An income tax benefit of $18.3 million was recognised in the 2005 year as a result of resetting the tax values of certain assets.

Tab Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group when full beneficial share ownership was attained on 20 September 2004. An income tax benefit of $70.7 million is recognised in the current year resulting from the finalisation of resetting the tax values of certain assets.

Tax effect accounting by members of the tax consolidation group

Members of the tax consolidation group have entered into a tax funding agreement effective from 1 July 2005. Under the terms of the tax funding agreement, the Head Company and each of the members in the tax consolidation group have agreed to make a tax equivalent payment to or from the Head Company, based on the current tax liability or current tax asset of the member. Deferred taxes are recorded by members of the tax consolidation group in accordance with the principles of AASB 112 'Income Taxes'. Calculations under the tax funding agreement are undertaken for statutory reporting purposes.

The allocation of taxes under the tax funding agreement is recognised as an increase/decrease in the subsidiaries' intercompany accounts with the tax consolidation group Head Company. The Group has chosen to adopt the Group Allocation method as outlined in UIG 1052 'Tax Consolidation Accounting' as the basis to determine each members current and deferred taxes. The Group Allocation method as adopted by the Group will not give rise to any contribution/distribution of the subsidiaries' equity accounts as there will not be any differences between the current tax amount that is allocated under the tax funding agreement and the amount that is allocated under the Group Allocation method.

As this is the first year the Tabcorp Holdings Limited tax consolidation group has had a tax funding agreement, the impact of UIG 1052 'Tax Consolidation Accounting' required various prior year adjustments. These included adjustments to equity and the recognition of increases/decreases in the member's intercompany accounts with the tax consolidation group Head Company.

		Consolidated		Tabcorp Holdings	
	Note	**2006 $m**	2005 $m	**2006 $m**	2005 $m
5. Dividends					
Dividends declared and paid during the year on ordinary shares:					
(a) Final dividend for 2005 of 41.0 cents (2004: 36.0 cents)		**215.2**	185.1	**215.2**	185.1
(b) Interim dividend for 2006 of 44.0 cents (2005: 40.0 cents)		**231.0**	208.2	**231.0**	208.2
	20(b)	**446.2**	393.3	**446.2**	393.3
Dividends declared after balance date					
Since the end of the financial year, the directors declared the following dividend:					
Final - 45.0 cents per share (2005: 41.0 cents per share)		**236.2**	214.8	**236.2**	214.8
The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer to note 32(a)).					
Franking credit balance					
Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date - calculated under the tax paid basis:				214.9	**184.3**
Franking credits available once the impact of dividends declared after balance date has been incorporated:				113.7	**90.6**

Dividends on ordinary shares are fully franked at a tax rate of 30% (2005: 30%).

6. Earnings per share

(a) Earnings used in calculating earnings per share

Basic and diluted earnings per share

		Consolidated 2006 $m	Consolidated 2005 $m
Net profit attributable to members of the parent entity from continuing operations used in calculating earnings per share		543.4	433.4

Notes

to the financial report
for the year ended 30 June 2006 (continued)

	Consolidated	
	2006 Number	2005 Number
6. Earnings per share (continued)		
(b) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used in calculating basic earnings per share	**524,740,823**	516,773,179
Effect of dilution:		
- Options and performance options	**482,206**	564,830
- Share rights	**226,285**	174,568
Weighted average number of ordinary shares adjusted for the effect of dilution	**525,449,314**	517,512,577
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share.	**86,466**	24,671

(c) Information concerning the classification of securities

(i) Options and performance options

Options and performance options granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options and performance options have not been included in the determination of basic earnings per share. Details relating to options and performance options are set out in note 25.

The following options and performance options granted are not included in the calculation of diluted earnings per share because they are not dilutive. These options and performance options could potentially dilute basic earnings per share in the future:

		Consolidated	
	Note	**2006 Number**	2005 Number
- Issue date 7 September 2004	25	**1,042,225**	1,190,580
- Issue date 3 March 2005	25	**74,097**	84,605
- Issue date 7 September 2005	25	**1,277,029**	-
- Issue date 3 March 2006	25	**143,872**	-
- Issue date 3 April 2006	25	**112,500**	-

(ii) Share rights

Share rights granted to employees are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The share rights have not been included in the determination of basic earnings per share. Details relating to share rights are set out in note 25.

There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

	Note	Consolidated		Tabcorp Holdings	
		2006 $m	2005 $m	**2006 $m**	2005 $m
7. Cash and cash equivalents					
Cash on hand and in banks		**112.8**	91.6	**1.3**	0.2
Short term deposits, maturing within 30 days		**93.8**	117.8	**45.3**	0.2
	22(a)	**206.6**	209.4	**46.6**	0.4

Refer to note 34 for details on the cash holdings and interest rates applicable.

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
8. Receivables					
Current					
Trade debtors [i]		**29.3**	51.3	-	-
Allowance for doubtful debts		**(10.9)**	(11.2)	-	-
		18.4	40.1	-	-
Sundry debtors		**16.3**	3.3	**0.2**	0.5
Amounts receivable from controlled entities	29	-	-	**2,632.4**	2,651.6
		34.7	43.4	**2,632.6**	2,652.1

(i) Trade debtors are non-interest bearing and are generally on 30-90 day terms.

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
9. Inventories					
Consumable stores at cost		**15.9**	13.7	-	-
Provision for obsolescence		**(1.7)**	(1.8)	-	-
		14.2	11.9	-	-
Finished goods and stores at net realisable value		**0.8**	3.4	-	-
		15.0	15.3	-	-
10. Other assets					
Current					
Prepayments		**14.0**	18.2	**0.8**	2.6
Rental in advance		**5.0**	11.3	-	-
Development costs [i]		-	2.2	-	2.2
Derivatives at fair value		**1.8**	-	-	-
Other		**1.5**	0.2	-	-
		22.3	31.9	**0.8**	4.8
Non current					
Prepayments		**1.0**	10.1	-	-
Rental in advance		**11.8**	16.6	-	-
Loans		-	1.5	-	-
Derivatives at fair value		**29.7**	-	-	-
Pension asset	26	**1.3**	-	**1.3**	-
Other		**0.7**	1.0	-	-
		44.5	29.2	**1.3**	-

(i) Costs incurred in relation to the bid for the Singapore Integrated Resort. The Group withdrew from the bidding process in the 2006 financial year and the costs were expensed.

	Consolidated		Tabcorp Holdings	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
11. Assets held for sale				
Surplus land and buildings	**-**	29.8	**-**	-

Surplus land and buildings held in Queensland were sold during the financial year for $40.2 million. The result on sale of these assets is disclosed at note 2.

	Consolidated		Tabcorp Holdings	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
12. Property, plant and equipment				
Land and buildings:				
Freehold land				
- at cost	**112.8**	116.5	**-**	-
Buildings:				
- at cost	**805.4**	794.0	**-**	-
- accumulated depreciation	**(87.1)**	(76.9)	**-**	-
	718.3	717.1	**-**	-
Total land and buildings, net	**831.1**	833.6	**-**	-
Capital works in progress:				
- at cost	**168.5**	45.9	**11.2**	8.6
Leasehold improvements:				
- at cost	**315.7**	310.9	**-**	-
- accumulated depreciation	**(90.5)**	(76.1)	**-**	-
Total leasehold improvements, net	**225.2**	234.8	**-**	-
Plant and equipment:				
- at cost	**909.1**	882.4	**9.0**	5.7
- accumulated depreciation	**(626.5)**	(553.8)	**(4.5)**	(4.0)
Total plant and equipment, net	**282.6**	328.6	**4.5**	1.7
	1,507.4	1,442.9	**15.7**	10.3

Reconciliations	Note	Freehold land $m	Buildings $m	Leasehold improvements $m	Capital works in progress $m	Plant and equipment $m
2006 - Consolidated						
Carrying amount at beginning of year		**116.5**	**717.1**	**234.8**	**45.9**	**328.6**
Additions		-	**10.0**	**5.2**	**126.3**	**44.9**
Reclassification/transfer		-	-	-	**(3.7)**	**2.7**
Disposals/write down		-	**(0.3)**	**(0.4)**	-	**(2.8)**
Transfer to assets held for resale		**(3.7)**	-	-	-	-
Depreciation expense		-	**(8.5)**	**(14.4)**	-	**(90.8)**
Carrying amount at end of year		**112.8**	**718.3**	**225.2**	**168.5**	**282.6**
2006 - Tabcorp Holdings Limited						
Carrying amount at beginning of year		-	-	-	**8.6**	**1.7**
Additions		-	-	-	**6.5**	-
Reclassification/transfer		-	-	-	**(3.9)**	**3.9**
Disposals		-	-	-	-	**(0.1)**
Depreciation expense		-	-	-	-	**(1.0)**
Carrying amount at end of year		-	-	-	**11.2**	**4.5**
2005 - Consolidated						
Carrying amount at beginning of year		134.7	712.0	219.5	4.1	297.0
Acquisition of controlled entity	31	5.5	48.9	24.6	10.8	85.2
Additions		-	1.1	8.1	44.6	45.0
Reclassification/transfer		1.1	0.6	-	(7.3)	5.0
Disposals/write down		(7.0)	(32.2)	-	(6.3)	(15.2)
Transfer to assets held for resale		(17.8)	-	-	-	-
Depreciation expense		-	(13.3)	(17.4)	-	(88.4)
Carrying amount at end of year		116.5	717.1	234.8	45.9	328.6
2005 - Tabcorp Holdings Limited						
Carrying amount at beginning of year		-	-	-	-	2.0
Additions		-	-	-	8.4	0.8
Reclassification/transfer		-	-	-	0.2	(0.2)
Disposals		-	-	-	-	(0.1)
Depreciation expense		-	-	-	-	(0.8)
Carrying amount at end of year		-	-	-	8.6	1.7

Notes

to the financial report
for the year ended 30 June 2006 (continued)

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
13. Intangible assets - licences				
Victorian wagering and gaming licence:				
- at cost	**597.2**	597.2	**597.2**	597.2
NSW wagering licence:				
- at cost	**339.1**	339.1	**-**	-
- accumulated amortisation	**(7.4)**	(3.7)	**-**	-
	331.7	335.4	**-**	-
Star City and Treasury casino licences:				
- at cost	**294.7**	294.7	**-**	-
- accumulated amortisation	**(31.1)**	(27.9)	**-**	-
	263.6	266.8	**-**	-
Queensland Keno licence:				
- at cost	**43.7**	43.7	**-**	-
- accumulated amortisation	**(6.1)**	(3.8)	**-**	-
	37.6	39.9	**-**	-
	1,230.1	1,239.3	**597.2**	597.2

Reconciliations	Note	**Victorian wagering & gaming licence $m**	**NSW wagering licence $m**	**Star City & Treasury casino licences $m**	**Queensland Keno licence $m**
2006 - Consolidated					
Carrying amount at beginning of year		**597.2**	**335.4**	**266.8**	**39.9**
Amortisation expense		**-**	**(3.7)**	**(3.2)**	**(2.3)**
Carrying amount at end of year		**597.2**	**331.7**	**263.6**	**37.6**
2006 - Tabcorp Holdings Limited					
Carrying amount at beginning of year		**597.2**	**-**	**-**	**-**
Carrying amount at end of year		**597.2**	**-**	**-**	**-**
2005 - Consolidated					
Carrying amount at beginning of year		597.2	-	270.0	42.1
Additions through acquisition of entities	31	-	339.1	-	-
Amortisation expense		-	(3.7)	(3.2)	(2.2)
Carrying amount at end of year		597.2	335.4	266.8	39.9
2005 - Tabcorp Holdings Limited					
Carrying amount at beginning of year		597.2	-	-	-
Carrying amount at end of year		597.2	-	-	-

	Consolidated		Tabcorp Holdings	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
14. Intangible assets - other				
Goodwill:				
- at cost	**3,537.5**	3,537.5	-	-
- accumulated impairment (i)	**(152.9)**	(93.2)	-	-
	3,384.6	3,444.3	-	-
Customer contracts and relationships:				
- at cost	**2.9**	2.9	-	-
- accumulated amortisation	**(0.5)**	(0.2)	-	-
	2.4	2.7	-	-
Software:				
- at cost	**167.0**	122.1	**23.5**	6.1
- accumulated amortisation and impairment	**(98.8)**	(78.8)	**(5.4)**	(4.7)
	68.2	43.3	**18.1**	1.4
Other:				
- at cost	**20.5**	18.6	-	-
- accumulated amortisation	**(0.8)**	(0.4)	-	-
	19.7	18.2	-	-
Brand names at cost	**105.9**	105.9	-	-
Broadcast rights at cost	**6.5**	6.5	-	-
Media content at cost	**24.1**	24.1	-	-
	3,611.4	3,645.0	**18.1**	1.4

Reconciliations	**Goodwill $m**	**Customer contracts and relationships $m**	**Software $m**	**Other $m**	**Brand names $m**	**Broadcast rights $m**	**Media content $m**
2006 - Consolidated							
Carrying amount at beginning of year	3,444.3	2.7	43.3	18.2	105.9	6.5	24.1
Additions	-	-	48.3	1.9	-	-	-
Reclassification/transfer	-	-	1.0	-	-	-	-
Disposals	-	-	(1.1)	-	-	-	-
Impairment (i)	(59.7)	-	(7.5)	-	-	-	-
Amortisation expense	-	(0.3)	(15.8)	(0.4)	-	-	-
Carrying amount at end of year	3,384.6	2.4	68.2	19.7	105.9	6.5	24.1
2006 - Tabcorp Holdings Ltd							
Carrying amount at beginning of year	-	-	1.4	-	-	-	-
Additions	-	-	17.4	-	-	-	-
Disposals	-	-	-	-	-	-	-
Amortisation expense	-	-	(0.7)	-	-	-	-
Carrying amount at end of year	-	-	18.1	-	-	-	-

(i) The impairment of goodwill represents a reduction in expected revenue synergies to the Wagering NSW cash generating unit resulting from a decision by the relevant statutory authority to not approve the merging of the New South Wales and SuperTAB totalizator pools, and a reduction in operating cost synergies from higher than expected capital expenditure to integrate the wagering computer systems of New South Wales and Victoria. An impairment has also been recognised in respect of the software developed to enable the merging of the New South Wales and SuperTAB totalizator pools.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

14. Intangible assets - other (continued)

Reconciliations	Note	Goodwill $m	Customer contracts and relationships $m	Software $m	Rights to management agreement $m	Other $m	Brand names $m	Broadcast rights $m	Media content $m
2005 - Consolidated									
Carrying amount at beginning of year		1,241.9	-	27.3	247.9	17.7	-	-	-
Additions		43.2	-	18.6	-	0.9	-	-	-
Additions through acquisition of entities	31	2,007.3	2.9	12.9	-	-	105.9	6.5	24.1
Reclassifications		245.1	-	0.6	(245.1)	-	-	-	-
Impairment (i)		(93.2)	-	-	-	-	-	-	-
Amortisation expense		-	(0.2)	(16.1)	(2.8)	(0.4)	-	-	-
Carrying amount at end of year		3,444.3	2.7	43.3	-	18.2	105.9	6.5	24.1
2005 - Tabcorp Holdings Ltd									
Carrying amount at beginning of year		-	-	1.4	-	-	-	-	-
Additions		-	-	0.5	-	-	-	-	-
Amortisation expense		-	-	(0.5)	-	-	-	-	-
Carrying amount at end of year		-	-	1.4	-	-	-	-	-

(i) The impairment of goodwill represents a deterioration in expected growth in the Wagering NSW cash generating unit as a result of the impact on turnover of the split picture vision.

15. Impairment testing of goodwill and intangibles with indefinite lives

Goodwill and intangible assets with indefinite useful lives (brand names, broadcast rights and media content) acquired through business combinations have been allocated to the applicable cash generating unit for impairment testing. Each cash generating unit represents a business operation of the Group.

Carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each cash generating unit:

Cash generating unit Segment	Wagering Victoria (Wagering) $m	Wagering NSW (Wagering) $m	Star City (Casinos) $m	Conrad Jupiters (Casinos) $m	Conrad Treasury (Casinos) $m	SKY Channel (Media) $m	Gaming Victoria (Gaming) $m	Queensland Keno (Gaming) $m	Other[i] $m	Total carrying amount $m
2006 - Consolidated										
Goodwill	207.6	1,317.0[ii]	575.6	514.3	347.7	212.6	47.2	129.6	33.0	3,384.6
Brand names	-	98.8	-	-	-	6.7	-	-	0.4	105.9
Broadcast rights	-	-	-	-	-	-	-	-	6.5	6.5
Media content	-	-	-	-	-	24.1	-	-	-	24.1
	207.6	1,415.8	575.6	514.3	347.7	243.4	47.2	129.6	39.9	3,521.1
2005 - Consolidated										
Goodwill	207.6	1,376.7[ii]	575.6	514.3	347.7	212.6	47.2	129.6	33.0	3,444.3
Brand names	-	98.8	-	-	-	6.7	-	-	0.4	105.9
Broadcast rights	-	-	-	-	-	-	-	-	6.5	6.5
Media content	-	-	-	-	-	24.1	-	-	-	24.1
	207.6	1,475.5	575.6	514.3	347.7	243.4	47.2	129.6	39.9	3,580.8

(i) Represents an allocation to other cash generating units where the individual amount allocated per cash generating unit is not considered significant.

(ii) An impairment write down in goodwill has been recognised, as outlined in note 14.

The recoverable amounts of all cash generating units have been determined using a value in use calculation based on cash flow projections approved by senior management covering a five year period. Cash flows beyond the five year period are extrapolated using an appropriate growth rate which is either in line with or does not exceed the long-term average growth rate for the industry in which the cash generating unit operates. The terminal growth rate used is in line with the forecast long term underlying growth rate in CPI. The discount rates applied to the cash flow projections are shown on the next page.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

15. Impairment testing of goodwill and intangibles with indefinite lives (continued)

Discount and growth rates used in the recoverable amount calculation for each cash generating unit

	Wagering Victoria (Wagering)	Wagering NSW (Wagering)	Star City (Casinos)	Conrad Jupiters & Treasury (Casinos)	SKY Channel (Media)	Gaming Victoria (Gaming)	Queensland Keno (Gaming)
Discount rate (pre-tax)	11.4%	11.4%	11.4%	11.4%	12.5%	11.4%	11.4%
Growth rate beyond five years	2.5%	2.5%	4.0%	4.5%	2.0%	4.5%	2.5%
Terminal growth rate	-	2.0%	2.0%	2.0%	2.0%	-	2.0%

Key assumptions used in value in use calculations for 30 June 2006

The following describes the key assumptions on which management has based its cash flow projections for the initial five year period when determining the value in use of the above cash generating units:

- Cash flow projections were those achieved in the previous years, adjusted for expected growth, planned initiatives and other factors.
- The respective state tax regimes under which the Group operate remain largely unchanged.
- There are no further regulatory amendments which adversely impact gaming patronage or profitability of the casino properties.
- The Victorian wagering and gaming licence is assumed to expire in 2012, at which time the Company would receive a cash refund of $687 million being the original cost of the licence plus a 15% premium. The premium is based on a formula outlined in the Gambling Regulation Act, and it is assumed the Group has met the required revenue growth rates to achieve the premium.

		Consolidated		Tabcorp Holdings	
	Note	**2006 $m**	2005 $m	**2006 $m**	2005 $m
16. Payables					
Current					
Trade creditors and accrued expenses - unsecured	34(a)	**345.4**	306.0	**16.1**	6.2
17. Interest bearing liabilities					
Current					
Bank loans - unsecured		**390.0**	390.0	**-**	-
Non current					
Bank loans - unsecured		**653.7**	755.0	**-**	-
Medium term notes (i):					
- fixed interest rate		**382.3**	385.0	**-**	-
- floating interest rate		**64.8**	65.0	**-**	-
Private placement (ii):					
- US dollar (iii)		**829.2**	838.6	**-**	-
- Australian dollar		**99.6**	100.0	**-**	-
		2,029.6	2,143.6	**-**	-

(i) Mature in October 2011.

(ii) Mature in December 2014, December 2016 and December 2019.

(iii) Aggregate US dollar principal of $625 million.

Fair value disclosures

Details of the fair value of the Group's interest bearing liabilities are set out in note 34(a).

Financing arrangements

The Group has access to the following financing facilities:

	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Total unsecured bank revolving & term loan facilities	**1,550.0**	1,550.0	**-**	-
Amount of facilities unused	**503.0**	405.0	**-**	-

The facilities consisted of:

2006:

- a $265 million syndicated revolving facility expiring 18 October 2006;
- a $375 million syndicated revolving facility expiring 1 April 2008;
- a $260 million syndicated revolving facility expiring 1 April 2010;
- a $125 million revolving facility expiring 18 October 2006;
- a $180 million revolving facility expiring 1 April 2008;
- a $145 million revolving facility expiring 1 April 2010; and
- a $200 million revolving facility expiring 29 March 2010.

2005:

- a $265 million syndicated revolving facility expiring 19 October 2005;
- a $375 million syndicated revolving facility expiring 1 April 2008;
- a $260 million syndicated revolving facility expiring 1 April 2010;
- a $125 million revolving facility expiring 19 October 2005;
- a $180 million revolving facility expiring 1 April 2008;
- a $145 million revolving facility expiring 1 April 2010; and
- a $200 million revolving facility expiring 29 March 2010.

Each of the above facilities is subject to a negative pledge agreement under which the Group undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover.

	Consolidated		**Tabcorp Holdings**	
	2006 $m	2005 $m	**2006 $m**	2005 $m
18. Provisions				
Current				
Employee benefits	**54.5**	50.4	**1.9**	2.0
Workers' compensation [a]	**14.6**	14.9	**-**	-
Onerous contract - surplus lease space [b]	**1.5**	2.2	**-**	-
Management agreement - Gold Coast and Brisbane casinos [c]	**17.9**	18.4	**-**	-
Restructuring costs [d]	**10.6**	10.0	**-**	-
Other [e]	**23.2**	35.9	**-**	0.2
	122.3	131.8	**1.9**	2.2
Non current				
Employee benefits	**11.4**	17.0	**0.2**	0.9
Onerous contract - surplus lease space [b]	**5.4**	3.0	**-**	-
Management agreement - Gold Coast and Brisbane casinos [c]	**45.7**	63.6	**-**	-
Other [e]	**1.3**	1.3	**-**	-
	63.8	84.9	**0.2**	0.9

Notes

to the financial report
for the year ended 30 June 2006 (continued)

18. Provisions (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of provision, including non current provisions, except for employee benefits, at the end of the current financial year are set out below.

	Tabcorp Holdings	Tabcorp Holdings
	2006 $m	2006 $m
(a) Workers' compensation		
Carrying amount at beginning of year	14.9	-
Provisions made during the year	5.0	-
Payments made during the year	(4.2)	-
Unused amounts reversed	(1.1)	-
Carrying amount at the end of the year	14.6	-
(b) Onerous contract - surplus lease space		
Carrying amount at beginning of year	5.2	-
Provisions made during the year	4.2	-
Payments made during the year	(2.5)	-
Carrying amount at the end of the year	6.9	-
(c) Management agreement - Gold Coast and Brisbane casinos		
Carrying amount at beginning of year	82.0	-
Payments made during the year	(18.4)	-
Carrying amount at the end of the year	63.6	-
(d) Restructuring costs		
Carrying amount at beginning of year	10.0	-
Provisions made during the year	6.2	-
Payments made during the year	(4.5)	-
Unused amounts reversed	(1.1)	-
Carrying amount at the end of the year	10.6	-
(e) Other		
Carrying amount at beginning of year	37.2	0.2
Decrease through disposal of a business	(0.8)	-
Provisions made during the year	29.3	-
Payments made during the year	(12.2)	(0.2)
Unused amounts reversed	(27.9)	-
Utilisation of provision	(1.1)	-
Carrying amount at the end of the year	24.5	-

(a) Workers' compensation

The Casinos self insure for workers' compensation in both New South Wales and Queensland. A valuation of the estimated claims liability for workers' compensation is undertaken annually by an independent actuary in each state:

- New South Wales - Mr Andrew Cohen FIAA FIA and Mr Mark Hurst FIAA (Finity Consulting Pty Ltd); and
- Queensland - Mr Frank Funder FIAA

The valuations are prepared in accordance with the relevant legislative requirements of each state and Professional Standard 300 of the Institute of Actuaries. The estimate of claims liability includes a margin over case estimates to allow for the future development of known claims, the cost of incurred but not reported (IBNR) claims and claims handling expenses, which are determined using a range of assumptions.

The Group provides a risk margin in addition to the actuarially estimated claims liability.

(b) Onerous contract - surplus lease space

a. Star City Pty Ltd

In 1995, a 15 year non cancellable lease contract was entered into by Star City Pty Ltd for commercial premises in Ultimo, New South Wales.

A surplus lease space provision has been recognised as the premises are not occupied by the Group and the lease expenses exceed the rental income from a number of sub-leases to third party tenants. The provision represents the present value of the estimated liability for the Group to the expiration of the lease in April 2010 for its obligations under the lease agreement, assuming no further space is sub-let.

b. TAHAL Ltd (formerly AWA Ltd)

A subsidiary of Jupiters Limited leased two premises in North Ryde, New South Wales at the time of the acquisition by the Group in 2003.

Following the acquisition of Tab Limited and the subsequent divestment of the gaming business in 2004, both premises became surplus to requirements and a provision was recognised for the estimated future liability for the Group to expiration of the final lease term in July 2006.

(c) Management agreement - Gold Coast and Brisbane casinos

The Treasury and Gold Coast Casinos were managed by a third party under contract at the time of the acquisition of Jupiters Limited by the Group in 2003. A provision of $115.9m was included in the determination of the fair value of the net assets and liabilities acquired. The contract matures in April 2010.

(d) Restructuring costs

This restructuring provision was recognised following the acquisition of Tab Limited in July 2004 and relates principally to the consolidation of its functions with the Group. The restructuring plan is expected to be completed in the next financial year.

		Consolidated		Tabcorp Holdings	
	Note	**2006 $m**	2005 $m	**2006 $m**	2005 $m
19. Other liabilities					
Current					
Deferred revenue		**0.7**	13.9	**-**	-
Other		**4.5**	-	**-**	-
		5.2	13.9	**-**	-
Non current					
Deferred revenue		**-**	0.2	**-**	-
Pension liability	26	**-**	1.4	**-**	1.4
Derivatives at fair value	34(a)	**73.4**	-	**-**	-
		73.4	1.6	**-**	1.4

Notes

to the financial report
for the year ended 30 June 2006 (continued)

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
20. Capital and reserves				
(a) Issued capital				
Ordinary shares [i]	**3,199.6**	3,187.3	**3,199.6**	3,187.3
Treasury shares [ii]	**(23.3)**	(32.5)	**(2.4)**	(1.2)
	3,176.3	3,154.8	**3,197.2**	3,186.1

(i) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the Company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. The Company does not have authorised capital nor par value in respect of its issued shares.

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Issued and fully paid	**3,199.6**	3,187.3	**3,199.6**	3,187.3

		2006		2005	
	Note	**Number of shares**	**$m**	Number of shares	$m
Movements in ordinary share capital:					
Ordinary share capital at the beginning of the financial year		**523,918,865**	**3,187.3**	423,483,461	1,752.9
Issues:					
- consideration for acquisitions	31	-	-	90,154,731	1,288.3
- deferred share plan [a]		**8,151**	**0.1**	-	-
- dividend reinvestment plan		-	-	9,780,673	149.2
- options, performance options and share rights exercised		**1,108,072**	**13.8**	500,000	6.3
- buy backs		**(108,072)**	**(1.7)**	-	-
- transfer from employee equity benefit reserve [b]		-	**1.1**	-	-
- net outlay to purchase shares [c]		-	**(1.0)**	-	-
Share issue costs		-	-	-	(9.4)
Ordinary share capital at the end of the financial year		**524,927,016**	**3,199.6**	523,918,865	3,187.3

(a) Refer to note 25 for details of the employee deferred share plan.

(b) Transfer on vesting of performance options and share rights.

(c) Net outlay for the purchase of Company shares for performance options and share rights exercised by certain executives in lieu of issuing new share capital.

(ii) Treasury shares

Treasury shares comprise:

- the balance of limited recourse loans provided to employees in employee share plans (loans ceased being granted in 2003);
- the unvested portion of deferred shares issued to certain business unit Chief Executives as a sign-on incentive; and
- shares in the Company held by a special purpose entity established to administer an employee share plan (all shares were disposed of prior to 31 December 2005).

	Note	Consolidated		Tabcorp Holdings	
		2006	2005	**2006**	2005
		$m	$m	**$m**	$m
Movements in treasury shares:					
Treasury shares at the beginning of the financial year		**(32.5)**	(43.8)	**(1.2)**	(3.7)
Deferred shares issued		**(1.9)**	-	**(1.9)**	-
Share based payments expense		**0.3**	-	**0.3**	-
Disposal of shares		**1.5**	0.6	**-**	-
Repayments [(a)]		**9.3**	10.7	**0.4**	2.5
Treasury shares at the end of the financial year		**(23.3)**	(32.5)	**(2.4)**	(1.2)

(a) Refer to note 25 for details of the employee share plans.

(b) Retained earnings

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Movements in retained earnings:					
Retained earnings at the beginning of the financial year		**101.2**	61.8	**489.7**	303.7
Application of AASB 139	35(f)	**0.7**	-	**-**	-
Net actuarial gain/(loss) on defined benefit plan		**2.6**	(0.7)	**2.6**	(0.7)
Net profit attributable to members of the parent entity		**543.4**	433.4	**463.4**	580.0
Dividends paid	5	**(446.2)**	(393.3)	**(446.2)**	(393.3)
Retained earnings at the end of the financial year		**201.7**	101.2	**509.5**	489.7

(c) Reserves

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Net unrealised gains/losses reserve [(i)]					
Balance at start of period		**-**	-	**-**	-
Application of AASB 139	35(f)	**(3.2)**	-	**-**	-
Net gains/(losses) on cash flow hedges		**(21.0)**	-	**-**	-
Total for the period		**(24.2)**	-	**-**	-
Employee equity benefit reserve [(ii)]					
Balance at start of period		**2.6**	0.6	**2.6**	0.6
Share based payments expense		**3.5**	2.0	**3.5**	2.0
Transfers to share capital on vesting of performance options and share rights		**(1.1)**	-	**(1.1)**	-
Total for the period		**5.0**	2.6	**5.0**	2.6
Total reserves		**(19.2)**	2.6	**5.0**	2.6

Nature and purpose of reserves

(i) Records fair value changes on the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

(ii) Records the movement of equity benefits provided to executives and employees as part of their remuneration (refer to note 25).

Notes

to the financial report
for the year ended 30 June 2006 (continued)

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
21. Minority interest					
Interest in:					
Ordinary shares		**4.9**	-	-	-
Retained earnings		**(0.8)**	-	-	-
Closing balance	29(b)	**4.1**	-	-	-

22. Notes to the cash flow statement

(a) Reconciliation of cash

For the purposes of the cash flow statement, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Note	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Cash on hand and in banks	7	**112.8**	91.6	**1.3**	0.2
Short term deposits, maturing within 30 days	7	**93.8**	117.8	**45.3**	0.2
		206.6	209.4	**46.6**	0.4
(b) Reconciliation of net profit after tax from continuing operations to net cash flows from operating activities					
Net profit after tax from continuing operations		**542.6**	435.4	**463.4**	580.0
Add/(less) items classified as investing/financing activities:					
- profit on sale of property, plant and equipment		**(8.5)**	(2.6)	**(0.2)**	(0.1)
- loss on sale of controlled entity		-	1.2	-	-
- profit on sale of businesses		**(0.6)**	(1.1)	-	-
- write off development costs		**2.2**	-	**2.2**	-
Add/(less) non cash income and expense items:					
- depreciation expense		**105.7**	109.7	**1.0**	0.3
- amortisation expense		**33.4**	36.7	**0.7**	0.5
- impairment		**68.5**	93.2	-	-
- share based payments expense		**3.8**	2.0	**1.3**	1.1
- net fair value change on derivatives		**1.2**	-	-	-
Net cash provided by operating activities before changes in assets and liabilities		**748.3**	674.5	**468.4**	581.8

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Changes in assets and liabilities:				
(Increase)/decrease in:				
- trade and sundry receivables	**8.6**	20.3	**0.3**	(0.4)
- inventories	**0.4**	(0.3)	**-**	-
- prepayments	**5.4**	(0.9)	**1.8**	(2.3)
- accrued interest income	**0.1**	(0.4)	**-**	-
- amounts receivable from controlled entities	**-**	-	**(386.2)**	(116.2)
- deferred tax assets	**13.2**	13.0	**(1.0)**	20.8
- other assets	**(2.8)**	3.0	**(3.6)**	0.2
(Decrease)/increase in:				
- payables	**51.6**	(13.6)	**9.9**	0.4
- provisions	**(30.5)**	(11.1)	**(0.8)**	0.4
- deferred tax liabilities	**(80.0)**	(21.9)	**0.1**	30.4
- provision for income tax	**1.1**	(15.1)	**5.5**	(5.8)
- other liabilities	**(10.2)**	13.9	**(0.2)**	1.4
Net cash from operating activities	**705.2**	661.4	**94.2**	510.7

(c) Non cash financing and investing activities

2005: Under the terms of the dividend reinvestment plan, $149.2 million of dividends were paid via the issue of 9,780,673 shares.

(d) Disposal of a controlled entity

In December 2004, the Group disposed of 100% of its share capital in Jupiters Machine Gaming Pty Ltd. The operating results to that date have been included in consolidated operating profit.

	Consolidated	
	2006 $m	2005 $m
Details of the disposal are as follows:		
Proceeds on disposal:		
- Consideration (cash)	**-**	41.8
The carrying amounts of assets and liabilities disposed of are:		
- Receivables	**-**	1.7
- Inventories	**-**	1.4
- Assets held for resale	**-**	39.2
- Deferred tax assets	**-**	1.9
- Payables	**-**	(0.7)
- Provisions	**-**	(0.5)
Net assets of entity sold	**-**	43.0
Loss on disposal	**-**	(1.2)

Notes

to the financial report
for the year ended 30 June 2006 (continued)

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
23. Commitments				
(a) Capital expenditure commitments				
Plant and equipment				
Contracted but not provided for and payable:				
Not later than one year	**32.7**	20.4	**0.8**	0.4
Later than one year but not later than five years	**-**	0.3	**-**	0.3
	32.7	20.7	**0.8**	0.7
Software				
Contracted but not provided for and payable:				
Not later than one year	**14.3**	0.4	**3.4**	0.1
Later than one year but not later than five years	**-**	5.9	**-**	5.9
	14.3	6.3	**3.4**	6.0
(b) Operating lease commitments				
Contracted but not provided for and payable:				
Not later than one year	**25.5**	30.9	**2.3**	2.2
Later than one year but not later than five years	**69.3**	67.4	**10.0**	1.5
Later than five years	**97.6**	104.0	**-**	-
	192.4	202.3	**12.3**	3.7
Non cancellable sub leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:				
Not later than one year	**1.7**	1.4	**-**	-
Later than one year but not later than five years	**4.0**	4.5	**-**	-
	5.7	5.9	**-**	-

The Group leases property under operating leases expiring from 1 to 87 years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

	Consolidated		Tabcorp Holdings	
(c) Operating expenditure commitments				
Contracted but not provided for and payable [i]:				
Not later than one year	**43.1**	18.1	**-**	-
Later than one year but not later than five years	**161.3**	79.5	**-**	-
Later than five years	**69.0**	72.8	**-**	-
	273.4	170.4	**-**	-

(i) Long term contracts for telecommunication services and racing club broadcast rights.

24. Segment information

The Group's primary format of segment reporting is on a business segment basis.

The Group has five main business segments:

Wagering	Totalizator and fixed odds betting activities.
Gaming	Gaming machine and Keno operations in licensed clubs and hotels.
Casinos	Casino operations including hotels, apartment complex, theatres, restaurants and bars.
Media	National and international broadcasting of racing and sporting events.
International	Technology and product sales and development of opportunities outside of Australia.

Tabcorp International was created as a separate business segment effective from 1 July 2005.

The Group's business segments are predominantly located in, and provide services to one geographical segment, Australia. Tabcorp International's operations outside of Australia were not material in the reporting period.

Inter segment pricing is determined on an arm's-length basis.

2006 - Consolidated	Wagering $m	Gaming $m	Casinos $m	Media $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
Total operating revenues - external	1,316.9	1,046.2	1,324.5	82.6	6.7	-	-	3,776.9
Other revenues - external	10.7	20.4	7.2	0.1	-	19.5	-	57.9
Intersegment revenue	-	-	5.6	31.0	2.7	-	(39.3)	-
Revenues	1,327.6	1,066.6	1,337.3	113.7	9.4	19.5	(39.3)	3,834.8
Segment result (pre impairment of goodwill)	203.7	257.9	424.1	30.0	(10.9)	-	-	904.8
Segment Result	**144.0[a]**	**257.9**	**424.1**	**30.0**	**(10.9)**	**-**	**-**	**845.1**
Interest revenue								9.4
Unallocated other revenue								10.1
Unallocated expenses								(3.7)
Finance costs								(165.9)
Profit before income tax								695.0
Income tax expense								(152.4)
Profit for the period								**542.6**
Depreciation and amortisation	39.2	22.4	72.3	3.9	0.6	0.7	-	139.1
Impairment losses recognised in profit and loss	66.4	-	2.1	-	-	-	-	68.5
Non cash expenses other than depreciation and amortisation	(0.1)	0.7	1.8	0.5	-	-	-	2.9
Segment assets	2,442.5	687.2	3,205.6	276.9	27.7	115.4	-	6,755.3
Segment liabilities	186.2	36.7	249.1	27.9	12.8	2,879.7	-	3,392.4
Capital expenditure	80.6	41.0	98.2	3.6	0.3	-	-	223.7

(a) Includes impairment of $59.7 million in relation to goodwill.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

24. Segment information (continued)

2005 - Consolidated	Wagering $m	Gaming $m	Casinos $m	Media $m	International $m	Unallocated $m	Elimination $m	Consolidated $m
Total operating revenues - external	1,319.8	1,022.2	1,272.0	93.4	7.3	45.9	-	3,760.6
Other revenues - external	10.4	17.9	10.0	0.1	-	18.1	-	56.5
Intersegment revenue	-	-	2.9	34.0	2.7	-	(39.6)	-
Revenues	1,330.2	1,040.1	1,284.9	127.5	10.0	64.0	(39.6)	3,817.1
Segment result (pre impairment of goodwill)	198.6	261.9	392.2	38.0	(1.3)	-	-	889.4
Segment Result	**105.4 [a]**	**261.9**	**392.2**	**38.0**	**(1.3)**	-	-	**796.2**
Unallocated operating revenue [b]								45.9
Interest revenue								11.6
Unallocated other revenue								6.5
Unallocated expenses								(42.0)
Finance costs								(182.1)
Profit before income tax								636.1
Income tax expense								(200.7)
Profit for the period								**435.4**
Depreciation and amortisation	46.0	21.5	70.3	6.4	-	2.2	-	146.4
Impairment losses recognised in profit and loss	93.2	-	-	-	-	-	-	93.2
Non cash expenses other than depreciation and amortisation	-	-	(0.4)	0.2	-	-	-	(0.2)
Segment assets	2,532.7	670.1	3,203.2	277.2	9.0	80.8	-	6,773.0
Segment liabilities	190.7	44.2	277.1	29.2	1.9	2,971.3	-	3,514.4
Capital expenditure and investments	2,215.1	35.7	46.7	246.0	-	16.4	-	2,559.9

(a) Includes impairment of $93.2 million in relation to goodwill.

(b) Represents the provision of field support and maintenance operations to the Australian information technology industry of $14.4 million and the monitoring of electronic gaming in licensed pubs and clubs in NSW of $31.5 million. These businesses were sold during the 2005 year.

25. Employee share plans

The Company has a number of share plans in operation which were established to:

- Enable eligible employees to own shares in the Company; and
- Provide equity-based instruments to senior executives and management as a component of their remuneration, comprising deferred shares, performance options and share rights (where applicable).

The maximum number of shares that can be outstanding at any time under these plans is limited to 5% of the Company's issued capital.

These plans operate under the following names:

- *Employee equity participation plans*
  General Employee Share Plan (ceased being offered in 2003)
  Employee Deferred Share Plan
- *Incentive equity plans*
  Senior Executive Long Term Incentive Plan (ceased being offered in 2003)
  Short Term Performance Plan
  Long Term Performance Plan

In addition, the Company granted equity based instruments to the Managing Director and Chief Executive Officer and certain business unit Chief Executives as sign on incentives to compensate for equity arrangements that were forfeited following cessation with previous employers.

The share based payments expense recognised in the income statement for the period is disclosed at note 2(f).

Details of all employee share plans for the Company are as follows:

Ordinary shares (number)	Shares issued to senior executives & employees		Shares issued to executive directors [a]	
	2006	2005	**2006**	2005
Total number issued to employees during the year ('000)	**346**	261	**1,000**	500
Total number issued to employees since commencement of plan ('000)	**12,278**	11,932	**5,500**	4,500
Total number that have become available for purchase ('000)	**35,362**	35,016	**5,500**	4,500
Purchase entitlements not taken up by employees are not available at balance date for purchase				
Total number of employees eligible to participate in plans at balance date	**5,327**	4,878	**1**	1
Total number of employees participating in plans at balance date	**1,284**	1,207	**1**	1
Total market value, at date of issue, of issues during the year ($'000)	**5,495**	4,188	**16,390**	7,395
Proceeds received from issues during the year ($'000)	**5,490**	3,577	**12,610**	6,305

(a) Issued under employment service agreements.

The nature of each plan and other relevant information is described below:

Employee equity participation plans

General Employee Share Plan ('GESP')

The objective of the GESP was to provide the opportunity for eligible employees to own shares in the Company and align the interests of employees with those of shareholders.

Under the plan, eligible employees received a loan from the Company to acquire shares at the prevailing market price at the time the shares were allocated. Loans under the plan are interest free and mature either five years after commencement or upon cessation of employment. Employees are required to repay the loans by way of instalments through salary deductions and are entitled to receive all dividends paid.

The plan ceased being offered to employees in 2003, however the remaining loans are not due to mature until September 2008 at the latest.

Employee Deferred Share Plan ('EDSP')

The EDSP was implemented in 2004 and replaced the GESP. As with the GESP, the objective of the EDSP is to provide the opportunity for eligible employees to own shares in the Company and align the interests of employees with those of shareholders.

Under the plan, participants elect to salary sacrifice a minimum of $1,000 per annum, which is used to purchase the Company's shares in quarterly instalments at the volume weighted average share price at the time of the share allocation. Loans are not provided to employees under the plan, but it has been structured to enable employees to purchase shares in a tax-effective manner as permitted under Australian taxation rules for employee share schemes.

Incentive equity plans

Senior Executive Long Term Incentive Plan ('SELTIP')

The objective of the SELTIP was to provide the opportunity for senior executives to own shares in the Company to more closely align their interest with those of shareholders.

Participants received a loan from the Company to acquire shares at the prevailing market price at the time the shares were allocated. The final allocation in 2003 has a three year holding restriction on the shares.

Interest payable on the loan is required to be repaid bi-annually from dividends paid on the shares and is charged at the lower of either 4.0% per annum (2005: 4.0% per annum) calculated on the outstanding loan balance at the date upon which dividends are paid or an amount equal to the dividend paid, net of the tax reimbursement.

Any dividends paid on the shares in excess of the interest payable under the loan are paid to the plan participants.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

25. Employee share plans (continued)

The plan ceased being offered in 2003, however the remaining loans only mature upon cessation of employment of the remaining participants.

Short Term Performance Plan ('STPP')

The STPP was introduced in 2003 for senior executives and managers to replace previous incentive schemes. The plan links the achievement of individual, business unit, and Group financial and operational performance with the remuneration delivered to the executive who is accountable for delivering on those targets.

Based upon the reward mix approved at the 2003 Annual General Meeting, participants in the STPP have an entitlement to receive a fixed percentage of their total employment cost as a short term incentive payment. The entitlement is determined based upon an annual review and assessment of an individual balanced scorecard of measures. A funding multiplier is then applied to this assessment, which leverages the incentive payment based upon a combination of both Group and business unit profitability.

The STPP parameters provide participants with the opportunity to elect to receive their incentive payment as cash, superannuation or deferred shares.

Long Term Performance Plan ('LTPP')

The LTPP was introduced in 2003 for senior executives to replace previous long term incentive schemes. The LTPP is designed to foster long term alignment of individual, business unit and Group performance with the objective of providing a satisfactory return to shareholders. Under the LTPP, participants receive an annual allocation of performance options and share rights in respect of the Company's ordinary shares.

The Board Remuneration Committee annually reviews and approves the selection of participants to be invited to participate in the LTPP. Participation in the LTPP is intended as a component of total annual reward for executives whose performance is of strategic and operational importance to the Company. Generally, participation is restricted to the Managing Director and Chief Executive Officer, the Chief Financial Officer, Chief Executives, Chief Operating Officers, Executive General Managers and General Managers.

The proportion of an executive's annual reward that is comprised of performance options and share rights depends on the level of seniority of the executive. The number of performance options and share rights allocated is determined using a model which assesses the projected value at the first test date, being the third year after allocation. Performance options and share rights which have not vested are further tested on the fourth and fifth anniversary of allocation following which unvested performance options lapse. The assumptions used in determining the future reward of performance options and share rights uses two key criteria, being:

- Projected average annual rate of growth in the share price over the vesting period (three years); and
- A risk free rate of return to discount the projected annual average share price growth over the vesting period back to the date of grant.

The performance hurdles to be attached to both performance options and share rights are measured according to Tabcorp's Total Shareholder Return ('TSR') ranking against a peer group of companies, which reflects Tabcorp's current business mix determined at the time of granting the performance options and share rights. The peer group consists of the 100 largest Australian Stock Exchange ('ASX') listed companies based on market capitalisation, excluding property trusts, infrastructure groups and mining companies which are represented by the S&P Global Industry Classification Standards of Oil & Gas, Metals & Mining, Transportation Infrastructure and Real Estate. Due to changes in the composition of companies listed on the ASX, the peer group will change at each date of grant.

Any award delivered by the LTPP will only be realised when TSR meets or exceeds specified performance hurdles, which requires Tabcorp to outperform at least 50% of its peer group of companies in terms of TSR.

All performance options and share rights will lapse immediately upon cessation of employment. However, the Board has the discretion in special circumstances (for example, retrenchment, death and permanent incapacity) to vest all or part of the outstanding unvested performance options and share rights.

Performance options and share rights which have already vested may be exercised for a period of 90 days following cessation of employment. After this date, any vested performance options and share rights that have not been exercised will lapse.

The LTPP Plan Rules provide that without the prior approval of the Board, performance options and share rights may not be transferred or encumbered. The Board has not approved any transfers or encumbrances.

Service agreements

Options

Options were granted to the Managing Director and Chief Executive Officer under a service agreement to acquire ordinary shares in the Company. A number of these options vested upon commencement of employment which have been exercised. The remaining options become exercisable through the satisfaction of certain performance hurdles within a five year period from commencement of employment.

Performance options, share rights and deferred shares

Performance options, share rights and deferred shares were granted to certain Chief Executives under service agreements, which vest three years after commencement of employment in accordance with the performance hurdles contained in the LTPP Rules. The deferred share allocation have a three year time-based vesting condition from commencement of employment, with a proportion vesting annually. There are no performance hurdles for the deferred shares.

Set out below are summaries of performance options and share rights granted under long term performance plans and service agreements.

Options, Performance Options and Share Rights Issued

Grant date	Note	Exercise expiry date	Exercise Price $	WASP at exercise date (iii) $	Balance at the start of the year Number	Granted during the year Number	Forfeited during the year Number	Exercised during the year Number	Balance at the end of the year Number	Exercisable at the end of the year Number
Consolidated and Tabcorp Holdings - 2006										
OPTIONS AND PERFORMANCE OPTIONS:										
7 October 2002	(i)(a)(e)	7 October 2005	12.61	16.39	1,000,000	-	-	1,000,000	-	n/a
7 October 2002	(i)(b)(e)	7 October 2010	12.61	n/a	1,000,000	-	-	-	1,000,000	85,165
1 December 2003	(ii)(c)(e)	1 December 2010	11.23	15.49	1,267,931	-	60,898	181,696	1,025,337	-
7 September 2004	(ii)(c)(d)	7 September 2011	14.54	15.38	1,190,580	-	67,707	80,648	1,042,225	-
3 March 2005	(ii)(c)(d)	3 March 2012	17.03	n/a	84,605	-	10,508	-	74,097	-
7 September 2005	(ii)(c)(d)	7 September 2012	16.51	n/a	-	1,331,944	54,915	-	1,277,029	-
3 March 2006	(ii)(c)(d)	3 March 2013	15.08	n/a	-	179,901	36,029	-	143,872	-
3 April 2006	(ii)(c)(d)	3 April 2013	15.42	n/a	-	112,500	-	-	112,500	-
					4,543,116	1,624,345	230,057	1,262,344	4,675,060	85,165
SHARE RIGHTS:										
1 December 2003	(ii)(c)(e)	1 December 2010	Nil	15.54	168,836	-	12,440	26,542	129,854	-
7 September 2004	(ii)(c)(e)	7 September 2011	Nil	15.38	166,156	-	13,811	10,967	141,378	-
3 March 2005	(ii)(c)(e)	3 March 2012	Nil	n/a	15,842	-	2,143	-	13,699	-
7 September 2005	(ii)(c)(e)	7 September 2012	Nil	15.41	-	184,964	5,604	3,732	175,628	-
3 March 2006	(ii)(c)(e)	3 March 2013	Nil	n/a	-	26,240	4,874	-	21,366	-
3 April 2006	(ii)(c)(e)	3 April 2013	Nil	n/a	-	15,000	-	-	15,000	-
					350,834	226,204	38,872	41,241	496,925	-
Consolidated and Tabcorp Holdings - 2005										
OPTIONS AND PERFORMANCE OPTIONS:										
7 October 2002	(i)(a)(e)	7 October 2005	12.61	14.79	1,500,000	-	-	500,000	1,000,000	1,000,000
7 October 2002	(i)(b)(e)	7 October 2010	12.61	n/a	1,000,000	-	-	-	1,000,000	50,000
1 December 2003	(ii)(c)(e)	1 December 2010	11.23	16.59	1,385,067	-	60,702	56,434	1,267,931	-
7 September 2004	(ii)(c)(d)	7 September 2011	14.54	17.32	-	1,248,815	30,668	27,567	1,190,580	-
3 March 2005	(ii)(c)(d)	3 March 2012	17.03	n/a	-	84,605	-	-	84,605	-
					3,885,067	1,333,420	91,370	584,001	4,543,116	1,050,000
SHARE RIGHTS:										
1 December 2003	(ii)(c)(e)	1 December 2010	Nil	16.39	190,365	-	12,399	9,130	168,836	-
7 September 2004	(ii)(c)(e)	7 September 2011	Nil	17.32	-	176,205	6,257	3,792	166,156	-
3 March 2005	(ii)(c)(e)	3 March 2012	Nil	n/a	-	15,842	-	-	15,842	-
					190,365	192,047	18,656	12,922	350,834	-

25. Employee share plans (continued)

Notes to options, performance options and share rights table

(i) Options granted under a service agreement. These options have not been recognised as an expense in the income statement as AASB 2 'Share based Payment' excludes options granted on or before 7 November 2002.

(ii) Performance options and share rights granted under the LTPP.

(iii) Denotes the weighted average share price at the date of exercise.

(a) The options vested at grant date.

(b) These options can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date 85,165 (2005: 50,000) options were exercisable.

(c) These performance options and share rights can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date these performance options and share rights had not yet vested. The first vesting date occurs three years after the grant date.

(d) These performance options are not considered dilutive and are excluded from the calculation of diluted earnings per share.

(e) These performance options and share rights are considered potential ordinary shares. The weighted number of potential ordinary shares used in the calculation of diluted earnings per share in note 6 is 708,491 (2005: 739,398).

The weighted average remaining contractual life for the options, performance options and share rights outstanding as at 30 June 2006 is:

- Options and performance options: 5.2 years (2005: 4.5 years)
- Share rights: 5.5 years (2005: 5.8 years)

Set out below are options exercised during the financial year and previous financial year and number of shares issued to executive directors on the exercise of options.

		Consolidated		Tabcorp Holdings	
Exercise date	Fair value of shares at exercise date	**2006 Number**	2005 Number	**2006 Number**	2005 Number
8 September 2005	$16.39	**1,000,000**	500,000	**1,000,000**	500,000

The fair value of shares issued on the exercise of options is the closing price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

Options vested at the reporting date	85,165	1,050,000	85,165	1,050,000

	Consolidated		Tabcorp Holdings	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Aggregate proceeds received from executive directors on the exercise of options and recognised as issued capital	**12,610**	6,305	**12,610**	6,305
Fair value of the shares issued to executive directors on the exercise of options as at their issue date	**16,390**	7,395	**16,390**	7,395

Fair value of equity instruments

The options, performance options and share rights have been independently valued at the date of grant using a Monte-Carlo simulation-based model and Binomial Tree methodology.

The assumptions underlying the options, performance options and share rights valuations are:

Grant date	Expiry date	Share price at date of grant $	Expected volatility in share price[i] %	Expected dividend yield [ii] %	Risk free interest rate [iii] %	Value per performance option $	Value per share right $
7-Oct-02	7-Oct-05	12.11	20.70	5.20	4.99	0.93	-
7-Oct-02	7-Oct-10	12.11	20.70	5.20	5.14 [iv]	1.51	-
1-Dec-03	1-Dec-10	11.19	19.80	6.00	5.98	1.31	5.65
7-Sep-04	7-Sep-11	14.57	16.00	4.90	5.53	1.81	8.72
3-Mar-05	3-Mar-12	16.81	16.00	4.50	5.56	2.16	10.29
7-Sep-05	7-Sep-12	16.35	16.00	4.95	5.10	1.86	10.01
3-Mar-06	3-Mar-13	15.00	16.00	5.00	5.31	1.73	9.21
3-Apr-06	3-Apr-13	15.85	16.00	5.00	5.40	2.01	9.75

(i) Reflects the assumption that the historical volatility is indicative of future trends.

(ii) Reflects the assumption that the current payout ratio will continue with no anticipated increases.

(iii) Represents the zero coupon interest rate derived from government bond market interest rates on the valuation date and vary according to each maturity date.

(iv) Represents an average of the rates used to value each of the four tranches that comprise the issue.

26. Pensions and other post employment benefit plans

Superannuation funds

On 1 May 2005, the Group merged the three superannuation funds covering its employees and the employees of controlled entities, being the Tabcorp Superannuation Fund, Jupiters Limited Superannuation Fund and Tab Limited Staff Superannuation Fund. The three superannuation funds were merged into a Sub-Plan within the AMP SignatureSuper Master Trust, known as the Tabcorp Superannuation Plan.

The Tabcorp Superannuation Plan comprises:

(a) an accumulation section - providing benefits based on contributions accumulated with interest; and

(b) a defined benefit section (closed to new entrants) - providing benefits based on salary and length of service.

The Group contributes to the Tabcorp Superannuation Plan as follows:

(a) the accumulation section at rates specified in the governing rules; and

(b) the defined benefit section at rates recommended by the actuary.

In addition, the Group contributes superannuation on behalf of some employees to:

(a) Industry Funds as required by Enterprise Agreements; and

(b) other nominated superannuation funds following changes to superannuation legislation from 1 July 2005.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

26. Pensions and other post employment benefit plans (continued)

The following tables summarise the components of net benefit expense recognised in the Group's income statement and the funded status and amounts recognised in the Group's balance sheet for the defined benefit section of the Tabcorp Superannuation Plan.

	Consolidated		Tabcorp Holdings	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Movements in the net asset/(liability) recognised in the balance sheet				
Net asset/(liability) for the defined benefit obligation at the beginning of the year	**(1.4)**	2.3	**(1.4)**	2.3
Expense recognised in the income statement	**(1.3)**	(3.3)	**(1.3)**	(3.3)
Actuarial gains/(losses) recognised in retained earnings	**3.7**	(1.0)	**3.7**	(1.0)
Employer contributions	**0.3**	0.6	**0.3**	0.6
Net asset/(liability) for defined benefit obligation at the end of the year	**1.3**	(1.4)	**1.3**	(1.4)
Net benefit expense recognised in the income statement				
Current service cost	**1.0**	0.8	**1.0**	0.8
Interest cost on benefit obligation	**1.0**	1.1	**1.0**	1.1
Expected return on plan assets	**(1.5)**	(2.5)	**(1.5)**	(2.5)
Plan assets used to fund contribution holiday	**0.8**	3.9	**0.8**	3.9
Net benefit expense	**1.3**	3.3	**1.3**	3.3
Actual return on plan assets	**4.6**	4.2	**4.6**	4.2
Reconciliation of the net asset/(liability) recognised on the balance sheet				
Present value of defined benefit obligation	**(22.6)**	(24.6)	**(22.6)**	(24.6)
Fair value of plan assets	**23.9**	23.2	**23.9**	23.2
Net benefit asset/(liability) - non current	**1.3**	(1.4)	**1.3**	(1.4)

The Group has a legal liability to make up a deficit in the plan and also a legal right to benefit from any surplus in the plan.

	Consolidated 2006 $m	Consolidated 2005 $m	Tabcorp Holdings 2006 $m	Tabcorp Holdings 2005 $m
Reconciliation of the present value of the defined benefit obligation				
Opening defined benefit obligation	**(24.6)**	(23.8)	**(24.6)**	(23.8)
Interest cost	**(1.0)**	(1.1)	**(1.0)**	(1.1)
Current service cost	**(1.0)**	(0.8)	**(1.0)**	(0.8)
Benefits and taxes paid	**3.5**	4.0	**3.5**	4.0
Plan participants' contributions	**(0.1)**	(0.2)	**(0.1)**	(0.2)
Actuarial gains/(losses) on obligation	**0.6**	(2.7)	**0.6**	(2.7)
Closing defined benefit obligation	**(22.6)**	(24.6)	**(22.6)**	(24.6)

	Consolidated		Tabcorp Holdings	
	2006	2005	**2006**	2005
	$m	$m	**$m**	$m
Reconciliation of the fair value of plan assets				
Opening fair value of plan assets	**23.2**	26.1	**23.2**	26.1
Expected return	**1.5**	2.5	**1.5**	2.5
Contributions by employer	**0.3**	0.6	**0.3**	0.6
Benefits and taxes paid	**(3.5)**	(4.0)	**(3.5)**	(4.0)
Plan participants' contributions	**0.1**	0.2	**0.1**	0.2
Actuarial gains/(losses)	**3.1**	1.7	**3.1**	1.7
Plan assets used to fund contribution holiday	**(0.8)**	(3.9)	**(0.8)**	(3.9)
Fair value of plan assets	**23.9**	23.2	**23.9**	23.2
Amounts recognised in the statement of recognised income and expense				
Actuarial gain/(loss)	**3.7**	(1.0)	**3.7**	(1.0)
Cumulative actuarial gains/(losses)	**2.7**	(1.0)	**2.7**	(1.0)
The history of experience adjustments is as follows:				
Experience adjustments - plan liabilities	**0.3**	-	**0.3**	-
Experience adjustments - plan assets	**3.0**	-	**3.0**	-

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	**2005**
	%	**%**
Australian equities	**29.0**	29.0
International equities	**29.0**	29.0
Australian fixed interest	**10.0**	10.0
International fixed interest	**13.0**	13.0
Listed property	**7.5**	7.5
Direct property	**2.5**	2.5
Cash	**3.0**	3.0
Other	**6.0**	6.0

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

26. Pensions and other post employment benefit plans (continued)

Actuarial assumptions

The principal actuarial assumptions used in determining pension obligations for the Group's plans are shown below (expressed as weighted averages):

	2006 % pa	2005 % pa
Discount rate:		
- active members	**4.9**	4.4
- pensioners [(i)]	**5.8**	5.1
Expected salary increase rate	**4.5**	4.5
Expected pension increase rate	**2.5**	2.0
Expected rate of return on assets:		
- supporting lump sum liabilities	**7.0**	7.0
- supporting pensioner liabilities [(i)]	**8.0**	8.0

(i) Assets backing pension liabilities are not subject to tax.

Actuarial review

The most recent actuarial review of the Tabcorp Superannuation Plan was undertaken as at 1 May 2005 by the Fund's Actuary, Mr John Smith BA (Maths) FIAA of The Heron Partnership. Details of the Group's defined benefit plan as extracted from that review:

	$m
At 1 May 2005	
Accrued benefits	(21.5)
Net market value of plan assets	26.0
Surplus of net market value of plan assets over accrued benefits	4.5

Employer contributions to the Group's defined benefit plan are based on recommendations by the plan's actuary. Comprehensive actuarial valuations are made at no more than three yearly intervals, and the last such assessment was made at 1 May 2005.

The objective of the valuation is to ensure that the benefit entitlements of employees are fully funded by the time they become payable. To achieve this objective, the actuary has used a method of determining accrued benefits that is consistent with Professional Standard 402 and Guidance Note 454 issued by The Institute of Actuaries of Australia.

Funding recommendations made by the actuary are based on assumptions of various matters such as investment returns, future salary increases, insurance premiums and death and disablement rates and taxation rates.

The financing method adopted is to target coverage of vested benefits. Based on this financing method and the actuarial assumptions, the actuary recommended that the Group maintain its current contribution rate in respect of defined benefit members.

27. Director and executive disclosures

(a) Details of key management personnel ('KMP')

(i) Directors	
Michael Robinson	Chairman
Matthew Slatter	Managing Director & Chief Executive Officer
Anthony Hodgson	Deputy Chairman
Paula Dwyer	Director (non executive): since 30 August 2005
Philip Satre	Director (non executive)
John Story	Director (non executive)
Zygmunt Switkowski [(a)]	Director (non executive)
Richard Warburton	Director (non executive)
Lawrence Willett	Director (non executive)
Warren Wilson	Director (non executive): retired 28 November 2005

(a) Will be appointed a non executive director following the receipt of all necessary regulatory approvals.

(ii) Executives	
David Banks	Chief Executive, Casinos: ceased 31 March 2006
Matt Bekier	Chief Financial Officer: appointed 30 January 2006
Walter Bugno	Chief Executive, Casinos: appointed 3 April 2006
Peter Caillard	Chief Executive, Media [(b)]
David Elmslie	Chief Financial Officer: ceased 31 January 2006
Elmer Funke Kupper	Chief Executive, Australian Business: appointed 27 February 2006
Paul Gulbenkian	Executive General Manager, Tabcorp International
Mohan Jesudason	Managing Director, Gaming [(b)]
George Mackey	Executive General Manager, Technical Services
Julia Nenke	Executive General Manager, Human Resources
Michael Piggott	Managing Director, Wagering [(b)]
Anne Tasker	Executive General Manager, Customer and Brand Development
Kerry Willcock	Executive General Manager, Corporate & Legal

(b) Executives ceased to be key management personnel after the appointment of Mr Funke Kupper on 27 February 2006.

(b) Compensation of key management personnel

(i) Compensation policy

The objective of the Group's reward structure is to reward for sustained performance and growth whilst attracting, motivating and retaining quality people. The reward platform encompasses fixed and variable reward, to drive short, medium and long term incentives to support the organisation's future direction and business strategy. The key principles in developing and monitoring the reward structure are:

- to create shareholder value;
- maintain market competitiveness; and
- to measure and reward for individual and Group performance.

Alignment with these principles is achieved through a variable pay structure, based on competitive levels of reward, both fixed and at risk.

Set out below are summaries of the compensation of key management personnel.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

27. Director and executive disclosures (continued)

(b) Compensation of key management personnel (continued)

30 June 2006		Period of responsibility (if other than full year)	Short term Salary & fees $	Short term Cash bonus $
Directors				
Continuing KMP				
Michael Robinson	Chairman (non executive)		385,297	-
Matthew Slatter [ii]	Managing Director and Chief Executive Officer		1,426,157	856,235
Paula Dwyer [iii]	Director (non executive)	30 Aug 05 - 30 Jun 06	185,000	-
Anthony Hodgson	Director (non executive)		225,000	-
Philip Satre [iv]	Director (non executive)		167,397	-
John Story	Director (non executive)		165,001	-
Richard Warburton	Director (non executive)		182,593	-
Lawrence Willett	Director (non executive)		157,500	-
Ceased KMP				
Warren Wilson [v]	Director (non executive)	1 Jul 05 - 28 Nov 05	65,628	-
Executives				
Continuing KMP				
Matt Bekier	Chief Financial Officer	30 Jan 06 - 30 Jun 06	313,839	82,762
Walter Bugno [vi]	Chief Executive, Casinos	3 Apr 06 - 30 Jun 06	239,273	103,841
Elmer Funke Kupper [vii]	Chief Executive, Australian Business	27 Feb 06 - 30 Jun 06	309,404	143,510
George Mackey	Executive General Manager, Technical Services		344,380	92,429
Julia Nenke	Executive General Manager, Human Resources		326,683	132,491
Kerry Willcock	Executive General Manager, Corporate & Legal		325,736	125,867
Ceased KMP				
David Banks [viii]	Chief Executive, Casinos	1 Jul 05 - 31 Mar 06	558,990	320,550
Peter Caillard	Chief Executive, Media	1 Jul 05 - 27 Feb 06	248,285	106,667
David Elmslie [ix]	Chief Financial Officer	1 Jul 05 - 31 Jan 06	299,517	151,600
Paul Gulbenkian [x]	Executive General Manager, Tabcorp International Executive General Manager, Integration		402,544	146,400
Mohan Jesudason	Managing Director, Gaming	1 Jul 05 - 27 Feb 06	302,107	129,076
Michael Piggott [xi]	Managing Director, Wagering	1 Jul 05 - 27 Feb 06	444,120	179,173
Anne Tasker [xii]	Executive General Manager, Customer & Brand Development, Executive General Manager, Strategy & Development		420,069	132,491
Total Compensation			**7,494,520**	**2,703,092**

(i) In addition to salary and fees, directors and executives may receive non monetary benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses, relocation expenses and motor vehicle expenses. For the executives, this also includes the cost of providing low interest loans to acquire shares in the Company pursuant to issues made under previous employee share plans, where applicable.

(ii) Share based payment represents:
- The fair value of share based payments expensed by the Company that were issued under the Long Term Performance Plan; and
- The fair value of the allocation of 1 million options granted on 7 October 2002 upon commencement of employment, which are not recognised as an expense by the Company as the grant date was prior to the applicable date for AASB 2 'Share based Payment'. The amount disclosed as remuneration for these options is $302,914 (2005: $302,914).

(iii) Appointed as a Director on 30 August 2005 following receipt of all necessary regulatory approvals. Salary & fees include observer fees of $42,919 paid for the period 1 July 2005 to 29 August 2005, whilst awaiting regulatory approval.

(iv) Received cash in lieu of Superannuation Guarantee Contributions, due to being a non-resident of Australia. These amounts are disclosed under salary and fees.

(v) Retired at the conclusion of the Company's Annual General Meeting on 28 November 2005.

(vi) Commenced employment on 3 April 2006. Share based payment includes equity instruments which were granted as a sign on incentive.

(vii) Commenced employment on 27 February 2006. Share based payment includes equity instruments which were granted as a sign on incentive.

	Long term	Post employment	Termination	Share based payment [xiv]			
Non monetary benefits [i] $	Long service leave $	Super-annuation $	Termination $	Options, performance options & share rights $	Deferred shares $	Total $	Total performance related [xiii] %
2,778	-	34,927	-	-	-	423,002	n/a
122,395	26,972	12,139	-	917,517	-	3,361,415	53%
-	-	16,650	-	-	-	201,650	n/a
-	-	20,251	-	-	-	245,251	n/a
-	-	-	-	-	-	167,397	n/a
-	-	14,850	-	-	-	179,851	n/a
-	-	14,517	-	-	-	197,110	n/a
-	-	15,951	-	-	-	173,451	n/a
-	-	5,707	-	-	-	71,335	n/a
225,647	777	5,150	-	-	27,587	655,762	17%
898	588	3,035	-	31,031	52,617	431,283	31%
440	816	4,712	-	36,975	232,833	728,690	25%
154,601	11,279	12,139	-	104,929	53,131	772,888	32%
178,881	2,109	12,829	-	42,411	-	695,404	25%
36,989	2,067	13,539	-	38,982	-	543,180	30%
93,500	43,209	85,838	1,001,720	324,940	-	2,428,747	27%
49,160	41,930	31,800	-	59,169	-	537,011	31%
44,623	10,145	53,668	650,000	208,445	-	1,417,998	25%
27,499	21,830	12,139	400,000	84,111	-	1,094,523	21%
47,764	4,577	25,640	-	90,937	-	600,101	37%
62,826	13,170	50,600	-	120,683	-	870,572	34%
-	1,506	12,139	-	-	-	566,205	23%
1,048,001	**180,975**	**458,220**	**2,051,720**	**2,060,130**	**366,168**	**16,362,826**	

(viii) Ceased employment on 31 March 2006. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $281,930.

(ix) Ceased employment on 31 January 2006. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $255,100.

(x) Ceased employment on 1 July 2006. The termination payment was accrued at 30 June 2006.

(xi) Ceased employment on 7 July 2006.

(xii) Ceased employment on 30 June 2006.

(xiii) Represents the sum of cash bonus, options, performance options & share rights and deferred shares (where applicable) as a percentage of total remuneration.

For Mr Funke Kupper and Mr Bugno, deferred shares are excluded on the basis that they were issued under a service agreement and have a three year time-based vesting condition.

(xiv) Represents the fair value of share based payments expensed by the Company.

The amounts disclosed in the financial statements represent the executive's remuneration apportioned to the date of their cessation as key management personnel. This differs from the remuneration disclosed in the remuneration report which represents the executive's total remuneration for the financial year.

Zygmunt Switkowski did not receive any remuneration because he was not appointed as a Director prior to the end of the financial year.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

27. Director and executive disclosures (continued)

(b) Compensation of key management personnel (continued)

30 June 2005		Period of responsibility (if other than full year)	Short term Salary & fees $	Short term Cash bonus $
Directors				
Continuing KMP				
Michael Robinson	Chairman (non executive)		354,575	-
Matthew Slatter (ii)	Managing Director and Chief Executive Officer		1,356,106	506,792
Anthony Hodgson	Director (non executive)		205,375	-
Philip Satre (iii)	Director (non executive)		146,005	-
John Story	Director (non executive)		147,875	-
Richard Warburton	Director (non executive)		157,875	-
Lawrence Willett	Director (non executive)		136,625	-
Warren Wilson	Director (non executive)		145,375	-
Executives				
Continuing KMP				
David Banks	Chief Executive, Casinos		708,335	296,291
Peter Caillard	Chief Executive, Media; Company Secretary		370,943	134,553
David Elmslie	Chief Financial Officer		523,766	240,323
Paul Gulbenkian	Executive General Manager, Integration		348,889	104,958
Mohan Jesudason	Chief Executive, Gaming		455,779	199,653
George Mackey	Executive General Manager, Technical Services		385,573	107,693
Julia Nenke	Executive General Manager, Human Resources	24 Jan 05 - 30 Jun 05	138,482	46,668
Michael Piggott	Chief Executive, Wagering and Network Games		555,075	259,155
Anne Tasker	Executive General Manager, Strategy & Development	27 Jun 05 - 30 Jun 05	6,654	-
Kerry Willcock	Executive General Manager, Corporate & Legal	14 Feb 05 - 30 Jun 05	138,087	35,407
Executives				
Ceased KMP				
Robert Preston (iv)	Executive General Manager, Human Resources	1 Jul 04 - 28 Jan 05	470,507	65,054
Charles Read	Executive General Manager, Strategy & Development	1 Jul 04 - 1 Feb 05	213,290	72,790
Geoffrey Want (v)	Chief Executive, Media	1 Jul 04 - 31 Dec 04	177,556	133,467
Total Compensation			**7,142,747**	**2,202,804**

(i) In addition to salary and fees, directors and executives may receive non monetary benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses, relocation expenses and motor vehicle expenses. For the executives, this also includes the cost of providing low interest loans to acquire shares in the Company pursuant to issues made under previous employee share plans, where applicable.

(ii) Share based payment represents:
- The fair value of share based payments expensed by the Company that were issued under the Long Term Performance Plan; and
- The fair value of the allocation of 1 million options granted on 7 October 2002 upon commencement of employment, which are not recognised as an expense by the Company as the grant date was prior to the applicable date for AASB 2 'Share based Payment'. The amount disclosed as remuneration for these options is $302,914.

(iii) Received cash in lieu of Superannuation Guarantee Contributions, due to being a non-resident of Australia. These amounts are disclosed under salary and fees.

(iv) Ceased employment on 28 January 2005. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $131,734.

(v) Ceased employment on 31 December 2004. In addition to the amounts disclosed above, payment of annual leave and long service leave entitlements on cessation amounted to $71,645.

(vi) Represents the sum of cash bonus, options, performance options & share rights and deferred shares as a percentage of total remuneration.

(vii) Represents the fair value of the share based payments expensed by the Company.

Group totals for 2005 are not the same as disclosed in the 2005 report, as different individuals and different components of remuneration were disclosed in the 2005 financial year.

	Long term	Post employment	Termination	Share based payment (vii)			
Non monetary benefits (i) $	Long service leave $	Super-annuation $	Termination $	Options, performance options & share rights $	Deferred shares $	Total $	Total performance related (vi) %
789	-	31,912	-	-	-	387,276	n/a
106,541	15,022	11,585	-	673,305	506,792	3,176,143	53%
1,793	-	18,484	-	-	-	225,652	n/a
-	-	-	-	-	-	146,005	n/a
-	-	13,309	-	-	-	161,184	n/a
1,166	-	14,209	-	-	-	173,250	n/a
507	-	12,296	-	-	-	149,428	n/a
-	-	13,084	-	-	-	158,459	n/a
74,001	23,648	104,914	-	141,826	98,764	1,447,779	37%
86,325	13,627	48,000	-	53,092	44,851	751,391	31%
63,861	35,298	92,002	-	115,037	80,108	1,150,395	38%
51,794	23,986	11,585	-	46,958	34,986	623,156	30%
76,736	2,976	38,702	-	88,956	66,551	929,353	38%
69,251	5,889	11,585	-	64,045	107,694	751,730	37%
148,793	940	5,103	-	-	15,556	355,542	18%
53,132	84,794	76,378	-	114,150	86,385	1,229,069	37%
-	-	555	-	-	-	7,209	n/a
12,498	714	4,393	-	-	11,802	202,901	23%
35,944	4,464	18,773	437,500	139,729	-	1,171,971	17%
17,666	6,491	35,227	-	32,478	24,263	402,205	32%
22,004	4,265	16,445	1,280,800	-	-	1,634,537	8%
822,801	**222,114**	**578,541**	**1,718,300**	**1,469,576**	**1,077,752**	**15,234,635**	

Notes

to the financial report
for the year ended 30 June 2006 (continued)

27. Director and executive disclosures (continued)

(b) Compensation of key management personnel (continued)

	Consolidated		Tabcorp Holdings	
	2006	2005	**2006**	2005
	$	$	**$**	$
Compensation by category: key management personnel				
Short term	**11,245,613**	10,168,352	**11,245,613**	9,835,325
Other long term	**180,975**	222,114	**180,975**	217,849
Post employment	**458,220**	578,541	**458,220**	562,096
Termination benefits	**2,051,720**	1,718,300	**2,051,720**	437,500
Share based payment	**2,426,298**	2,547,328	**2,426,298**	2,547,328
	16,362,826	15,234,635	**16,362,826**	13,600,098

(ii) Board Remuneration Committee

The Board Remuneration Committee is responsible for reviewing and making recommendations to the Board on all aspects of remuneration policies for the Group including those governing the directors, the Managing Director and Chief Executive Officer, the Company Secretary, executives and senior managers.

The main responsibilities of the Board Remuneration Committee are:

- establishing and maintaining appropriate compensation policies and practices to ensure transparent performance based reward programmes in line with shareholder expectations;
- reviewing and recommending to the Board, the remuneration of the Chairman and non-executive directors;
- reviewing and recommending to the Board, the remuneration of the Managing Director and Chief Executive Officer;
- reviewing and approving remuneration of executives reporting to the Managing Director and Chief Executive Officer;
- reviewing and recommending to the Board terms and conditions of any incentive plans and approving the extent to which executives may participate in these plans; and
- determining the appropriate comparator group and market position for executive roles given the increased scale and complexity of the business with the objective of sustained performance and growth over time.

The Board Remuneration Committee reviews the Group's remuneration policies, practices, and fees at least annually. The Board Remuneration Committee receives independent advice to assist in exercising its responsibilities.

(iii) Remuneration and reward mix

Advice sought from external consultants reflects industry best practice for organisations that are a similar scale and complexity to the Group. In determining remuneration policy and practice, the Board Remuneration Committee also considers the Group's strategic positioning as the most diversified entertainment and gambling group in Australia and recognition of international opportunities.

(iv) Non executive director remuneration

The Board seeks to set aggregate remuneration levels that provide the Group with the ability to attract and retain high calibre directors. The fees paid to directors reflects the diversity, demands and responsibilities of those directors within a highly regulated environment.

Non executive director total emolument comprises a retainer fee and committee fee for representation on the Board/Committees as appointed. The fees paid to the Chairman, Deputy Chair and Committee Chair are in recognition of changes in the regulatory and governance landscape, and the increased accountability for undertaking such roles.

Non executive directors do not receive any incentive or performance based payments and are not eligible to participate in any of the Group's incentive schemes. This policy aligns with the principle of non executive directors' independence, ensuring they are acting independently of performance criteria.

Directors' retirement allowances were quarantined and quantified in June 2003, and paid into each director's nominated complying superannuation fund. Australian superannuation legislation does not extend to directors who reside outside of Australia, so any such director receives cash in lieu of statutory superannuation contributions.

Following a review of Board Committee structures during the financial year to 30 June 2006, the Board determined that the Compliance Committee's role and responsibilities be extended to include risk oversight and therefore the Committee became known as the Risk and Compliance Committee. The Board also determined that all non executive Directors will be members of the Audit Committee and the Risk and Compliance Committee, in addition to membership of other Board Committees as appointed. The size and complexity of the Group's business has expanded significantly over recent years, and the Group is increasing its focus on compliance, risk and audit responsibilities. In response to the increased governance and oversight obligations, and greater workloads of Directors, the membership on these Board Committees has been strengthened. This also reflects similar board committee structures in other large Australian companies.

The Remuneration Committee annually reviews director emoluments and seeks independent advice to support this review. At the annual general meeting held on 28 November 2005, shareholders approved an increase of $0.5 million to the maximum aggregate remuneration for all non executive directors to a maximum sum of $2.0 million per annum. The increase in the fee cap was in part to recognise additional Board Committee representation, and takes into consideration the appointment of an additional non executive director.

(v) Compensation of KMP

The Total Annual Reward for KMPs is comprised of a fixed component (Total Employment Cost) and a variable component, the weighting of which is determined annually.

Fixed remuneration

All executives receive a fixed remuneration component, which is expressed as one amount inclusive of salary and superannuation. Executives may elect to have a combination of benefits, including superannuation, the provision of a motor vehicle through a novated lease arrangement, and car parking which reduces the fixed component via salary sacrificing arrangements as approved by the Australian Taxation Office.

Fixed annual remuneration includes the minimum superannuation contribution required by law and this amount is paid into an approved superannuation fund. Senior managers may elect to salary sacrifice additional superannuation contributions.

Variable remuneration

The Board views the at-risk (variable) performance related component as an essential driver of the Group's performance and shareholder expectations. The mix between fixed remuneration and at-risk remuneration is designed to reflect market best practice for executive roles. For the Managing Director and Chief Executive Officer the reward mix is 42.4% fixed and 57.6% at-risk. The reward mix for direct reports to the Managing Director and Chief Executive Officer is 50% fixed and 50% at-risk. The reward model is a meaningful performance-based retention tool capable of delivering reasonable value to the employee as reward for sustained performance, which is delivered through a combination of cash, deferred shares, performance options and share rights, as approved by shareholders at the Company's 2003 annual general meeting.

Short term incentive ('STI')

The annual short term incentive is provided through the Company's STPP which links the achievement of individual, business unit, and Group, financial and operational performance with the remuneration delivered to the executive who is accountable for delivering on those targets. The total potential STI available is such that the cost to the Group is self funded on the achievement of performance above target.

The STPP parameters provide participants with the opportunity to elect to receive their incentive payment as cash, superannuation or deferred shares.

Long term incentive

Senior managers are invited to participate in the LTPP under which participants receive an annual allocation of performance options and share rights in respect of the Company's ordinary shares.

The LTPP is designed to foster long term alignment of individual, business unit and Group performance with the objective of providing a satisfactory return to shareholders, whereby Tabcorp outperforms at least 50% of its peer group of companies in terms of TSR growth. Any award delivered by the LTPP will only be realised when TSR growth meets or exceeds specified performance hurdles.

The Board Remuneration Committee annually reviews and approves the selection of participants to be invited to participate in the LTPP. Participation in the LTPP is intended as a component of total annual reward for executives whose performance is of strategic and operational importance to the Company. Generally participation is restricted to the Managing Director and Chief Executive Officer, the Chief Financial Officer, Chief Executives, Chief Operating Officers, Executive General Managers and General Managers.

The proportion of an executive's annual reward that is comprised of performance options and share rights depends on the level of seniority of the executive, as shown in Figure 2 of the Remuneration Report. The number of performance options and share rights allocated is determined using a model which assesses the projected value at the first test date being the third year after allocation. Unvested performance options and share rights are further tested on the fourth and fifth anniversary of allocation following which unvested performance options and share rights lapse. The assumptions used in determining the future reward of performance options and share rights uses two key criteria, being:

- projected rate of growth in the share price over the vesting period (three years); and
- a risk free rate of return to discount the projected average rate of growth in the share price over the vesting period back to the date of grant.

27. Director and executive disclosures (continued)

(b) Compensation of key management personnel (continued)

The performance hurdles to be attached to both performance options and share rights are measured according to the Group's TSR ranking against a peer group of companies, which reflects the current business mix determined at the time of granting the performance options and share rights. The peer group consists of the 100 largest ASX listed companies based on market capitalisation (excluding property trusts, infrastructure groups and mining companies which are represented by the S&P Global Industry Classification Standards of Oil & Gas, Metals & Mining, Transportation Infrastructure and Real Estate). Due to changes in the composition of companies listed on the ASX, the peer group will change at each grant date.

Vesting of performance options and share rights against the relative TSR ranking on applicable test dates will occur in the following manner:

- below the 50th percentile, 0% of performance options and share rights will be exercisable;
- at the 50th percentile, 50% of performance options and share rights will be exercisable;
- above the 50th percentile and below the 75th percentile, an additional 2% of performance options and share rights will become exercisable for each one percentile increase above the 50th percentile; and
- above the 75th percentile, 100% of performance options and share rights will be exercisable.

(vi) Contract for services

The Board requires that a written employment contract be entered into with the Managing Director and Chief Executive Officer, and all other executives, including the Company Secretary.

Managing Director and Chief Executive Officer

The Managing Director and Chief Executive Officer, Matthew Slatter, is employed under an agreement entered into on 7 October 2002. The agreement is for a period of five years from 7 October 2002, and under the current terms of the agreement:

- Matthew Slatter may terminate his employment by giving to the Company not less than 12 months notice;
- The Company may terminate Matthew Slatter's employment by:
  - Payment of the fixed remuneration component of his package for a 12 month period or if there is less than 12 months remaining of the five year term, by payment of the fixed remuneration for that unexpired period;
  - Three months' notice if Matthew Slatter is unable, by reason of illness or incapacity (mental or physical), to perform his duties and has been unable to do so for a total period of at least 180 days (whether or not consecutive) in the 12 months preceding the date of notice; and
  - Summary notice in certain prescribed circumstances and in that event, no remuneration, compensation or damages are payable by the Company beyond the time of Matthew Slatter's dismissal.

The Board considers it important that the long term future of the Company is properly considered and wishes to ensure that long term planning is not sacrificed for short term achievements.

Other executives

The executives of the Company and the Group who are considered to be KMP during the year ended 30 June 2006 are employed under an employment contract, each of which is of no fixed duration. The contract may be terminated by either party on three months notice, except for Elmer Funke Kupper and Walter Bugno for whom the termination period is six months by either party. No payments are required on termination, other than in lieu of notice (if applicable).

The Board may approve additional separation arrangements in the event of redundancy/retirement under the STPP and LTPP.

(c) Compensation performance options and share rights: granted and vested during the year

During the financial year performance options and share rights were granted as equity compensation benefits under the LTPP and on commencement of employment to certain key management personnel. The performance options and share rights were issued free of charge. Each performance option and share right entitles the holder to subscribe for one fully paid ordinary share in the entity at the exercise price outlined in the following tables. The performance options and share rights vest over a three to five year period (the 'Test Period') and testing for vesting will occur at annual intervals during the Test Period. Any performance options and share rights that have not vested by the end of the Test Period will lapse. The performance hurdles to be attached to both performance options and share rights are measured according to Group's TSR ranking against a peer group of companies, which reflects the Group's current business mix determined at the time of granting the performance options and share rights.

30 June 2006

Performance Options	Vested number	Granted number	Grant date	Terms and conditions for each grant: Fair value per performance option at grant date $	Exercise price per performance option $	Expiry date	First exercise date	Last exercise date
Directors								
Matthew Slatter	-	318,080	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Executives								
Continuing KMP								
Walter Bugno	-	112,500	3 Apr 2006	2.01	15.42	3 Apr 2013	3 Apr 2009	3 Apr 2013
Elmer Funke Kupper	-	112,500	3 Mar 2006	1.73	15.08	3 Mar 2013	3 Mar 2009	3 Mar 2013
George Mackey	-	37,946	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Julia Nenke	-	47,395	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Kerry Willcock	-	43,562	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Ceased KMP								
David Banks	161,142	71,551	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Peter Caillard	-	37,946	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
David Elmslie	102,276	58,036	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Paul Gulbenkian	-	35,714	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Mohan Jesudason	-	48,214	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Michael Piggott	-	66,964	7 Sep 2005	1.86	16.51	7 Sep 2012	7 Sep 2008	7 Sep 2012
Anne Tasker	-	36,029	3 Mar 2006	1.73	15.08	3 Mar 2013	3 Mar 2009	3 Mar 2013
Total	**263,418**	**1,026,437**						

Share rights	Vested number	Granted number	Grant date	Terms and conditions for each grant: Fair value per share right at grant date $	Exercise price per share right $	Expiry date	First exercise date	Last exercise date
Directors								
Matthew Slatter	-	14,420	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Executives								
Continuing KMP								
Walter Bugno	-	15,000	3 Apr 2006	9.75	-	3 Apr 2013	3 Apr 2009	3 Apr 2013
Elmer Funke Kupper	-	15,000	3 Mar 2006	9.21	-	3 Mar 2013	3 Mar 2009	3 Mar 2013
George Mackey	-	5,161	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Julia Nenke	-	6,446	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Kerry Willcock	-	5,925	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Ceased KMP								
David Banks	21,932	9,731	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Peter Caillard	-	5,161	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
David Elmslie	13,921	7,893	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Paul Gulbenkian	-	4,857	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Mohan Jesudason	-	6,557	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Michael Piggott	-	9,107	7 Sep 2005	10.01	-	7 Sep 2012	7 Sep 2008	7 Sep 2012
Anne Tasker	-	4,874	3 Mar 2006	9.21	-	3 Mar 2013	3 Mar 2009	3 Mar 2013
Total	**35,853**	**110,132**						

Notes

to the financial report
for the year ended 30 June 2006 (continued)

27. Director and executive disclosures (continued)

(c) Compensation performance options and share rights: granted and vested during the year (continued)

30 June 2005

				Terms and conditions for each grant				
Performance Options	**Vested number**	**Granted number**	**Grant date**	**Fair value per performance option at grant date $**	**Exercise price per performance option $**	**Expiry date**	**First exercise date**	**Last exercise date**
Directors								
Matthew Slatter	-	307,693	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Executives								
Continuing KMP								
David Banks	-	82,192	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Peter Caillard	-	30,769	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
David Elmslie	-	66,667	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Paul Gulbenkian	-	28,846	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Mohan Jesudason	-	51,553	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
George Mackey	-	38,462	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Michael Piggott	-	76,923	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Ceased KMP								
Robert Preston	62,158	26,923	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Charles Read	-	34,615	7 Sep 2004	1.81	14.54	7 Sep 2011	7 Sep 2007	7 Sep 2011
Total	**62,158**	**744,643**						

				Terms and conditions for each grant				
Share rights	**Vested number**	**Granted number**	**Grant date**	**Fair value per share right at grant date $**	**Exercise price per share right $**	**Expiry date**	**First exercise date**	**Last exercise date**
Directors								
Matthew Slatter	-	13,947	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Executives								
Continuing KMP								
David Banks	-	11,177	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Peter Caillard	-	4,184	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
David Elmslie	-	9,066	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Paul Gulbenkian	-	3,923	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Mohan Jesudason	-	7,010	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
George Mackey	-	5,230	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Michael Piggott	-	10,460	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Ceased KMP								
Robert Preston	8,460	3,661	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Charles Read	-	4,707	7 Sep 2004	8.72	-	7 Sep 2011	7 Sep 2007	7 Sep 2011
Total	**8,460**	**73,365**						

(d) Shares issued on exercise of compensation options

	Type	Grant date	Shares issued No.	Paid per share $	Unpaid per share $
30 June 2006					
Directors					
Matthew Slatter	Options	7 Oct 2002	1,000,000	12.61	-
30 June 2005					
Directors					
Matthew Slatter	Options	7 Oct 2002	500,000	12.61	-

(e) Shareholdings of key management personnel

Shares held in Tabcorp Holdings Limited (number)					Balance at	
30 June 2006	Balance 1 July 2005	Granted as remuneration	On exercise of options, performance options and share rights	Net change other	KMP cessation date	30 June 2006
Directors						
Continuing KMP						
Michael Robinson	45,565	-	-	-	n/a	45,565
Matthew Slatter	1,040,440	30,690	1,000,000	-	n/a	2,071,130
Paula Dwyer [(a)]	5,000	-	-	5,000	n/a	10,000
Anthony Hodgson	100,049	-	-	56	n/a	100,105
Philip Satre	8,000	-	-	-	n/a	8,000
John Story	8,149	-	-	5,000	n/a	13,149
Richard Warburton	23,456	-	-	-	n/a	23,456
Lawrence Willett	2,755	-	-	149	n/a	2,904
Ceased KMP						
Warren Wilson [(b)]	50,000	-	-	-	50,000	n/a
Executives						
Continuing KMP						
Walter Bugno	-	30,000	-	-	n/a	30,000
Elmer Funke Kupper	-	97,000	-	-	n/a	97,000
George Mackey	4,640	6,522	-	-	n/a	11,162
Julia Nenke	-	942	-	-	n/a	942
Kerry Willcock	-	715	-	-	n/a	715
Ceased KMP						
David Banks [(c)]	408,167	5,981	-	-	414,148	n/a
Peter Caillard	175,620	2,716	-	(72,596)	105,740	n/a
David Elmslie [(d)]	261,553	4,851	-	(255,000)	11,404	n/a
Paul Gulbenkian	82,500	2,119	-	-	84,619	n/a
Mohan Jesudason	154,595	4,030	-	-	158,625	n/a
Michael Piggott	247,545	5,231	-	(124,965)	127,811	n/a
Total	**2,618,034**	**190,797**	**1,000,000**	**(442,356)**	**952,347**	**2,414,128**

(a) Became a Director on 30 August 2005 following receipt of all necessary regulatory approvals.

(b) Retired as a Director on 28 November 2005.

(c) Issued 163,755 shares on the exercise of performance options and share rights subsequent to cessation date (vested at termination).

(d) Issued 108,072 shares on the exercise of performance options and share rights subsequent to cessation date (vested at termination).

Notes

to the financial report
for the year ended 30 June 2006 (continued)

27. Director and executive disclosures (continued)

(e) Shareholdings of key management personnel (continued)

Shares held in Tabcorp Holdings Limited (number)					Balance at	
30 June 2005	Balance 1 July 2004	Granted as remuneration	On exercise of options, performance options and share rights	Net change other	KMP cessation date	30 June 2005
Directors						
Continuing KMP						
Michael Robinson	45,307	-	-	258	n/a	45,565
Matthew Slatter	500,000	40,440	500,000	-	n/a	1,040,440
Paula Dwyer [(a)]	-	-	-	5,000	n/a	5,000
Anthony Hodgson	100,000	-	-	49	n/a	100,049
Philip Satre	8,000	-	-	-	n/a	8,000
John Story	8,149	-	-	-	n/a	8,149
Richard Warburton	22,883	-	-	573	n/a	23,456
Lawrence Willett	2,626	-	-	129	n/a	2,755
Warren Wilson	50,000	-	-	-	n/a	50,000
Executives						
Continuing KMP						
David Banks	400,088	8,079	-	-	n/a	408,167
Peter Caillard	170,921	3,024	-	1,675	n/a	175,620
David Elmslie	255,000	6,553	-	-	n/a	261,553
Paul Gulbenkian	82,500	-	-	-	n/a	82,500
Mohan Jesudason	150,000	4,595	-	-	n/a	154,595
George Mackey	-	4,640	-	-	n/a	4,640
Michael Piggott	242,000	5,545	-	-	n/a	247,545
Ceased KMP						
Robert Preston [(b)]	193,500	2,646	-	(25,000)	171,146	n/a
Charles Read	150,000	3,712	-	-	153,712	n/a
Geoffrey Want	-	3,500	-	-	3,500	n/a
Total	**2,380,974**	**82,734**	**500,000**	**(17,316)**	**328,358**	**2,618,034**

(a) Became a Director on 30 August 2005 following receipt of all necessary regulatory approvals.

(b) Issued 70,618 shares on the exercise of performance options and share rights subsequent to cessation date (vested at termination).

(f) Options, performance options and share rights holdings of key management personnel

Options and performance options held in Tabcorp Holdings Limited (number)

30 June 2006	Balance 1 July 2005	Granted as remuneration	Options exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2006	Vested at 30 June 2006 Total	Vested at 30 June 2006 Not exercisable	Vested at 30 June 2006 Exercisable
Directors									
Matthew Slatter [a]	2,660,042	318,080	1,000,000	-	n/a	1,978,122	85,165	-	85,165
Executives									
Continuing KMP									
Walter Bugno	-	112,500	-	-	n/a	112,500	-	-	-
Elmer Funke Kupper	-	112,500	-	-	n/a	112,500	-	-	-
George Mackey	85,442	37,946	-	-	n/a	123,388	-	-	-
Julia Nenke	-	47,395	-	-	n/a	47,395	-	-	-
Kerry Willcock	-	43,562	-	-	n/a	43,562	-	-	-
Ceased KMP									
David Banks [b]	189,759	71,551	-	-	261,310	n/a	-	-	-
Peter Caillard	71,037	37,946	-	-	108,983	n/a	-	-	-
David Elmslie [c]	153,915	58,036	-	-	211,951	n/a	-	-	-
Paul Gulbenkian	62,528	35,714	-	-	98,242	n/a	-	-	-
Mohan Jesudason	119,022	48,214	-	-	167,236	n/a	-	-	-
Michael Piggott	150,749	66,964	-	-	217,713	n/a	-	-	-
Anne Tasker	-	36,029	-	36,029	-	n/a	-	-	-
Total	**3,492,494**	**1,026,437**	**1,000,000**	**36,029**	**1,065,435**	**2,417,467**	**85,165**	**-**	**85,165**

* Includes forfeitures

(a) Opening balance included options issued under a service agreement, of which 1 million were exercised during the year.

(b) Exercised 141,823 performance options and forfeited 19,319 subsequent to cessation date (vested at termination).

(c) Exercised 94,151 performance options and forfeited 8,125 subsequent to cessation date (vested at termination).

Notes

to the financial report
for the year ended 30 June 2006 (continued)

27. Director and executive disclosures (continued)

(f) Options, performance options and share rights holdings of key management personnel (continued)

Share rights held in Tabcorp Holdings Limited (number)

30 June 2006	Balance 1 July 2005	Granted as remuneration	Rights exercised	Net reduction other *	Balance at KMP cessation date	Balance at 30 June 2006	Vested at 30 June 2006 Total	Vested at 30 June 2006 Not exercisable	Vested at 30 June 2006 Exercisable
Directors									
Matthew Slatter	29,943	14,420	-	-	n/a	44,363	-	-	-
Executives									
Continuing KMP									
Walter Bugno	-	15,000	-	-	n/a	15,000	-	-	-
Elmer Funke Kupper	-	15,000	-	-	n/a	15,000	-	-	-
George Mackey	11,629	5,161	-	-	n/a	16,790	-	-	-
Julia Nenke	-	6,446	-	-	n/a	6,446	-	-	-
Kerry Willcock	-	5,925	-	-	n/a	5,925	-	-	-
Ceased KMP									
David Banks [(a)]	25,827	9,731	-	-	35,558	n/a	-	-	-
Peter Caillard	9,668	5,161	-	-	14,829	n/a	-	-	-
David Elmslie [(b)]	20,949	7,893	-	-	28,842	n/a	-	-	-
Paul Gulbenkian	8,510	4,857	-	-	13,367	n/a	-	-	-
Mohan Jesudason	16,199	6,557	-	-	22,756	n/a	-	-	-
Michael Piggott	20,515	9,107	-	-	29,622	n/a	-	-	-
Anne Tasker	-	4,874	-	4,874	-	n/a	-	-	-
Total	**143,240**	**110,132**	**-**	**4,874**	**144,974**	**103,524**	**-**	**-**	**-**

* Includes forfeitures

(a) Exercised 21,932 share rights subsequent to cessation date (vested at termination).

(b) Exercised 13,921 share rights subsequent to cessation date (vested at termination).

Options and performance options held in Tabcorp Holdings Limited (number)

					Balance at		Vested at 30 June 2005		
30 June 2005	Balance 1 July 2004	Granted as remuneration	Options exercised	Net change other	KMP cessation date	30 June 2005	Total	Not exercisable	Exercisable
Directors									
Matthew Slatter [a]	2,852,349	307,693	500,000	-	n/a	2,660,042	1,050,000	-	1,050,000
Executives									
Continuing KMP									
David Banks	107,567	82,192	-	-	n/a	189,759	-	-	-
Peter Caillard	40,268	30,769	-	-	n/a	71,037	-	-	-
David Elmslie	87,248	66,667	-	-	n/a	153,915	-	-	-
Paul Gulbenkian	33,682	28,846	-	-	n/a	62,528	-	-	-
Mohan Jesudason	67,469	51,553	-	-	n/a	119,022	-	-	-
George Mackey	46,980	38,462	-	-	n/a	85,442	-	-	-
Michael Piggott	73,826	76,923	-	-	n/a	150,749	-	-	-
Ceased KMP									
Robert Preston [b]	35,235	26,923	-	-	62,158	n/a	-	-	-
Charles Read	45,302	34,615	-	-	79,917	n/a	-	-	-
Total	**3,389,926**	**744,643**	**500,000**	**-**	**142,075**	**3,492,494**	**1,050,000**	**-**	**1,050,000**

(a) Opening balance included options issued under a service agreement, of which 500,000 were exercised during the year.

(b) Exercised 62,158 performance options subsequent to cessation date (vested at termination).

Share rights held in Tabcorp Holdings Limited (number)

					Balance at		Vested at 30 June 2005		
30 June 2005	Balance 1 July 2004	Granted as remuneration	Rights exercised	Net change other	KMP cessation date	30 June 2005	Total	Not exercisable	Exercisable
Directors									
Matthew Slatter	15,996	13,947	-	-	n/a	29,943	-	-	-
Executives									
Continuing KMP									
David Banks	14,650	11,177	-	-	n/a	25,827	-	-	-
Peter Caillard	5,484	4,184	-	-	n/a	9,668	-	-	-
David Elmslie	11,883	9,066	-	-	n/a	20,949	-	-	-
Paul Gulbenkian	4,587	3,923	-	-	n/a	8,510	-	-	-
Mohan Jesudason	9,189	7,010	-	-	n/a	16,199	-	-	-
George Mackey	6,399	5,230	-	-	n/a	11,629	-	-	-
Michael Piggott	10,055	10,460	-	-	n/a	20,515	-	-	-
Ceased KMP									
Robert Preston [a]	4,799	3,661	-	-	8,460	n/a	-	-	-
Charles Read	6,170	4,707	-	-	10,877	n/a	-	-	-
Total	**89,212**	**73,365**	**-**	**-**	**19,337**	**143,240**	**-**	**-**	**-**

(a) Exercised 8,460 share rights subsequent to cessation date (vested at termination).

Notes

to the financial report
for the year ended 30 June 2006 (continued)

27. Director and executive disclosures (continued)

(g) Loans to key management personnel to acquire shares in the Company pursuant to issues made under previous employee share plans

(i) Details of aggregates of loans to key management personnel are as follows:

	Balance 1 July $'000	Interest charged $'000	Interest not charged $'000	Balance at KMP cessation date $'000	Balance at 30 June $'000	Group at 30 June Number
2006	**18,446**	**510**	**329**	**7,847**	**5,957**	**7**
2005	21,172	761	372	1,678	18,446	9

(ii) Details of individuals with loans above $100,000 in the reporting period are as follows:

2006	Balance 1 July 2005 $'000	Interest charged $'000	Interest not charged $'000	Balance at KMP cessation date $'000	Balance at 30 June 2006 $'000	Highest owing in period $'000
Directors						
Matthew Slatter	6,031	240	119	n/a	5,957	6,031
Executives						
Ceased KMP						
David Banks	4,225	126	62	4,189	n/a	4,225
Peter Caillard	1,665	33	26	1,062	n/a	1,665
David Elmslie	2,472	27	43	-	n/a	2,472
Paul Gulbenkian	806	22	25	758	n/a	806
Mohan Jesudason	1,601	42	21	1,588	n/a	1,601
Michael Piggott	1,646	20	33	250	n/a	1,646

2005	Balance 1 July 2004 $'000	Interest charged $'000	Interest not charged $'000	Balance at KMP cessation date $'000	Balance at 30 June 2005 $'000	Highest owing in period $'000
Directors						
Matthew Slatter	6,064	242	101	n/a	6,031	6,064
Executives						
Continuing KMP						
David Banks	4,275	170	71	n/a	4,225	4,275
Peter Caillard	1,754	59	38	n/a	1,665	1,754
David Elmslie	2,562	94	49	n/a	2,472	2,562
Paul Gulbenkian	848	28	19	n/a	806	848
Mohan Jesudason	1,619	64	27	n/a	1,601	1,619
Michael Piggott	1,748	61	35	n/a	1,646	1,748
Ceased KMP						
Robert Preston	783	8	17	167	n/a	783
Charles Read	1,519	35	15	1,511	n/a	1,519

Terms and conditions of loans

Executives were provided with loans from the Company for the purpose of acquiring shares pursuant to the Company's SELTIP and the GESP. Under the SELTIP, interest is charged when dividends are paid on the shares to which the loan pertains. Loan repayments are made from dividends received on the shares and the amount of interest charged is equal to the after tax amount of dividends (using highest personal marginal rate) or 4.0% (2005: 4.0%) of the loan outstanding, whichever is less. The average commercial rate of interest during the year was 5.98% (2005: 5.67%). Under the GESP an interest free loan applies with loan repayments being by way of deduction from after tax salary in equal instalments over five years.

Upon cessation of employment, the executives have 90 days in which to repay the balance of the loan or forfeit the shares. These share plans ceased being offered to employees in 2003, but continue to operate until participation in these plans cease. These plans were replaced by new share plans which were approved by shareholders at the Company's 2003 Annual General Meeting.

(h) Other transactions and balances key management personnel

The directors of the Group, or their director-related entities, conduct transactions with entities within the Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

Michael Robinson

Allens Arthur Robinson ('AAR') - Retired partner/Consultant

AAR rendered legal advice to the Group. All dealings with AAR were in the ordinary course of business and on normal commercial terms and conditions. Fees of $3,169,529 were paid in 2006 (2005: $3,812,059).

The Asia Society Australasia Centre ('the Society') - Director

Corporate benefactors membership to the Society paid by the Group of $22,000 in 2006 (2005: $22,000).

Paula Dwyer

David Jones Limited ('DJL') - Director

The Group purchased goods from DJL during the year of $9,782. All dealings with DJL were in the ordinary course of business and on normal commercial terms and conditions.

Promina Group Limited ('PGL') - Director

The Group held a number of insurance policies with Vero Insurance Limited ('Vero'), a subsidiary of PGL. Insurance premiums paid to Vero during the year were $597,484. All dealings with Vero were in the ordinary course of business and on normal commercial terms and conditions.

Anthony Hodgson

Coles Myer Limited ('CML') - Director

The Group purchased goods from CML during the year of $15,684 (2005: $201,543). All dealings with CML were in the ordinary course of business and on normal commercial terms and conditions.

John Story

Corrs Chambers Westgarth ('CCW') - Non Executive chairman

CCW rendered legal advice to the Group. All dealings with the CCW were in the ordinary course of business and on normal terms and conditions. Fees of $833,822 were paid in 2006 (2005: $1,020,225).

Richard Warburton

Caltex Australia Limited - Chairman

The Group purchased petroleum products on normal commercial terms in 2006 of $270,957 (2005: $154,040).

Notes

to the financial report
for the year ended 30 June 2006 (continued)

28. Interest in joint venture operation

The Group conducts an unincorporated joint venture operation with VicRacing Pty Ltd. The principal activity of the joint venture is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria. The Group receives 75% of the product and expenses of the joint venture.

	Consolidated	
	2006 $m	2005 $m
Assets employed in joint venture operations:		
Current assets:		
Cash assets	**58.7**	66.4
Receivables	**14.3**	6.7
Other	**1.5**	1.0
Total assets employed	**74.5**	74.1

29. Related party disclosure

(a) Parent entity

The ultimate parent entity within the Group is Tabcorp Holdings Limited.

(b) Investments in controlled entities

The consolidated financial statements incorporate the assets, liabilities and results of the following controlled entities in accordance with the accounting policy described in note 1(d). The financial years of all controlled entities are the same as that of the Company.

Name of controlled entity	Note	Country of incorporation	Type of equity	% of equity held by immediate parent As at 30 June 2006 %	2005 %
Parent entity					
Tabcorp Holdings Limited	(a)	Australia			
Controlled entities					
Tabcorp Assets Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Manager Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Participant Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tahwind (Queensland) Pty Ltd (formerly Tabcorp (Queensland) Pty Ltd)	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Online Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp Investments No.5 Pty Ltd (formerly Tabcorp Issuer Pty Ltd)		Australia	ordinary shares	**100.0**	100.0
Tabcorp International Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tabcorp International No.1 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp International Hong Kong Ltd		BVI	ordinary shares	**67.0**	-
Tabcorp International No.2 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp Apollo Technologies Private Ltd		Cyprus	ordinary shares	**50.0**	-
Tabcorp International Services and Technology Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tahwind Superannuation Pty Ltd (formerly Tabcorp Superannuation Pty Ltd)		Australia	ordinary shares	**100.0**	100.0
Tahwind Staff Superannuation Pty Ltd (formerly Tabcorp Staff Superannuation Pty Ltd)		Australia	ordinary shares	**100.0**	100.0

Name of controlled entity	Note	Country of incorporation	Type of equity	% of equity held by immediate parent	
				As at 30 June	
				2006 %	2005 %
Tabcorp Employee Share Administration Pty Ltd	(h)	Australia	ordinary shares	**33.3**	33.3
Tabcorp Investments Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Star City Holdings Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Star City Pty Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Star City Entertainment Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Sydney Harbour Casino Properties Pty Ltd	(b)(d)	Australia	ordinary shares	**100.0**	100.0
Sydney Harbour Apartments Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Star City Investments Pty Ltd	(b)(g)	Australia	ordinary shares	**100.0**	100.0
Showboat Australia Pty Ltd	(b)	Australia	ordinary shares	**100.0**	100.0
Sydney Casino Management Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Tabcorp Investments No.2 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupiters Limited		Australia	ordinary shares	**100.0**	100.0
Breakwater Island Ltd		Australia	ordinary shares	**100.0**	100.0
Breakwater Island Trust		Australia	units	**100.0**	100.0
Jupiters Custodian Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupiters Trust		Australia	units	**100.0**	100.0
Jupiters Gaming Pty Ltd		Australia	ordinary shares	**100.0**	100.0
A.C.N. 082 231 383 Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
A.C.N. 082 760 610 Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Jupwind Internet Gaming Pty Ltd (formerly Jupiters Internet Gaming Pty Ltd)	(f)	Australia	ordinary shares	**100.0**	100.0
Jupwind.com Pty Ltd (formerly Jupiters.com Pty Ltd)	(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Technology & Environmental Services Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
Jupwind Superannuation Pty Ltd (formerly Jupiters Superannuation Pty Ltd)		Australia	ordinary shares	**100.0**	100.0
TAHAL Ltd	(c)	Australia	ordinary shares	**100.0**	100.0
Jupwind International Pty Ltd (formerly Jupiters International Pty Ltd)	(c)(f)	Australia	ordinary shares	**100.0**	100.0
Sunshinelink Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
TAHAL Enterprises Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
AWA Enterprises Trust		Australia	units	**100.0**	100.0
TAHA Gaming Machines Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Gaming Services Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Infosec Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
AWA Infosec Trust		Australia	units	**100.0**	100.0
TAHA Investor (No.2) Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Investor (No.4) Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0

Notes

to the financial report
for the year ended 30 June 2006 (continued)

29. Related party disclosure (continued)

(b) Investments in controlled entities (continued)

Name of controlled entity	Note	Country of incorporation	Type of equity	% of equity held by immediate parent As at 30 June 2006 %	2005 %
Controlled entities (continued)					
TAHA Investor (No.5) Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Investor (No.6) Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
Macquarie Syndication (No.1) Pty Ltd	(f)	Australia	ordinary and preference shares	**100.0**	100.0
TAHA Research and Development Pty Ltd	(c)	Australia	ordinary shares	**100.0**	100.0
TAHA Research Marketing Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
Radcoy (No.1) Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Superannuation Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Superannuation (No.2) Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Superannuation (No.3) Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
TAHA Wagering Systems Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
ATL Pty Ltd	(c)	Australia	ordinary and preference shares	**100.0**	100.0
Palatron Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
Syndicate (Co.1) Pty Ltd	(c)(f)	Australia	ordinary shares	**100.0**	100.0
Hotel Gaming Systems Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
Penchant Pty Ltd	(f)	Australia	ordinary and preference shares	**100.0**	100.0
TAHA Microelectronics Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
TAHA New Media Pty Ltd	(f)	Australia	ordinary shares	**100.0**	100.0
Jupiters Gaming (NSW) Pty Ltd		Australia	ordinary shares	**100.0**	100.0
Club Gaming Systems (Holdings) Pty Ltd		Australia	ordinary shares	**100.0**	100.0
The CGS Trust		Australia	units	**100.0**	100.0
Tabcorp Investments No.4 Pty Ltd	(a)	Australia	ordinary shares	**100.0**	100.0
Tab Limited	(e)	Australia	ordinary shares	**100.0**	100.0
Data Monitoring Services (NSW) Pty Ltd	(e)(f)	Australia	ordinary shares	**100.0**	100.0
Tahwind E-NSW Pty Ltd (formerly e-Tab (NSW) Pty Ltd)	(e)(f)	Australia	ordinary shares	**100.0**	100.0
Thithpolanga Pty Ltd	(e)(f)	Australia	ordinary shares	**100.0**	100.0
Sky Channel Pty Ltd	(e)	Australia	ordinary shares	**100.0**	100.0
2KY Broadcasters Pty Ltd	(e)	Australia	ordinary shares	**100.0**	100.0
Airsales Pty Ltd	(e)	Australia	ordinary shares	**50.0**	50.0
Tahwind Superannuation Company Pty Ltd (formerly Tab Superannuation Company Pty Ltd)	(e)	Australia	ordinary shares	**100.0**	100.0
Tahwind Marketing Pty Ltd (formerly 2KY Marketing Pty Ltd)	(e)	Australia	ordinary shares	**100.0**	100.0

Name of controlled entity	Note	Country of incorporation	Type of equity	% of equity held by immediate parent	
				As at 30 June	
				2006 %	2005 %
Controlled entities (continued)					
Tahwind Channel Marketing Pty Ltd (formerly Sky Channel Marketing Pty Ltd	(e)	Australia	ordinary shares	**100.0**	100.0
Tahwind Australia International Racing Pty Ltd (formerly Sky Australia International Racing Pty Ltd)	(e)	Australia	ordinary shares	**100.0**	100.0
Tahwind Racing Productions Pty Ltd (formerly Sky Racing Productions Pty Ltd)	(e)	Australia	ordinary shares	**100.0**	100.0
Tahwind Racing Productions (NSW) Pty Ltd (formerly Sky Racing Productions (NSW) Pty Ltd)	(e)	Australia	ordinary shares	**100.0**	100.0

Notes

(a) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with Tabcorp Holdings Limited, dated 8 June 1995.

(b) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with Tabcorp Investments Pty Ltd, dated 4 June 2001. These companies have also entered into a guarantee and indemnity agreement as explained in note 30(c).

(c) These companies have entered into a deed of cross guarantee (or have been subsequently added to this deed by an assumption deed) with TAHAL Limited, dated 12 June 1992.

Each of the above deeds of cross guarantee were formed under Australian Securities and Investment Commission (ASIC) Class Order 98/1418, including subsequent amendments made thereto. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/2017, 00/321, 01/1087, 02/248, 01/1017, 04/663, 04/682, 04/1624 and 05/542.

Under this class order and the deeds of cross guarantee, the companies (a), (b) and (c) listed above:

- form a closed group and extended closed groups as defined in the class order;
- do not have to prepare and lodge audited financial reports under the Corporations Act 2001 (not applicable to Tabcorp Holdings Limited); and
- guarantee the payment in full of any external debts of the other named companies within the relevant closed group in the event of their winding up.

The consolidated statement of financial performance and statement of financial position of all entities included in the Tabcorp Holdings Limited class order closed group (see (a) above) are set out below.

(d) These companies have provided a charge over their assets and undertakings as explained in note 30(b)(i).

(e) Acquired in September 2005.

(f) These companies were placed into members' voluntary liquidation in 2005/06 as part of an internal corporate streamlining project.

(g) Star City Investments Pty Ltd is 50% owned by Sydney Harbour Casino Properties Pty Ltd and 50% owned by Star City Entertainment Pty Ltd.

(h) Tabcorp Employee Share Administration Pty Ltd (TESA) has been consolidated into the Company's results for the first time this year due to transition to AIFRS.

(i) Tabcorp Superannuation Fund, Tab Limited Staff Superannuation Fund, Jupiters Limited Superannuation Fund and AWA Group Superannuation Fund are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act (2001).

Notes

to the financial report
for the year ended 30 June 2006 (continued)

29. Related party disclosure (continued)

(b) Investments in controlled entities (continued)

Financial information for class order closed group - entities denoted as (a) above

Tabcorp Holdings Limited Closed Group	2006 $m	2005 $m
Income statement		
Profit before income tax expense	**455.8**	613.5
Income tax expense	**(35.1)**	(36.0)
Net profit attributable to members of the parent entity	**420.7**	577.5
Retained profits at the beginning of the financial year	**380.1**	196.6
Application of AASB 139	**0.7**	-
Net actuarial gain/(loss) on defined benefit plan	**2.6**	(0.7)
Dividends provided for or paid	**(446.2)**	(393.3)
Retained profits at the end of the financial year	**357.9**	380.1
Balance sheet		
Cash and cash equivalents	**106.4**	107.8
Receivables	**2,698.4**	2,808.9
Inventories	**5.6**	6.8
Other	**9.0**	23.4
Total current assets	**2,819.4**	2,946.9
Investment in controlled entities	**2,526.1**	2,526.1
Property, plant and equipment	**177.1**	119.3
Licences	**597.2**	597.2
Other intangible assets	**49.9**	26.1
Deferred tax assets	**28.4**	13.6
Other	**31.2**	28.6
Total non current assets	**3,409.9**	3,310.9
Total assets	**6,229.3**	6,257.8
Payables	**122.9**	95.6
Interest bearing liabilities	**390.0**	390.0
Current tax liabilities	**34.3**	29.0
Provisions	**36.1**	21.6
Total current liabilities	**583.3**	536.2
Interest bearing liabilities	**2,029.6**	2,143.6
Deferred tax liabilities	**5.2**	4.7
Provisions	**1.8**	3.1
Other	**73.4**	1.4
Total non current liabilities	**2,110.0**	2,152.8
Total liabilities	**2,693.3**	2,689.0
NET ASSETS	**3,536.0**	3,568.8
Contributed equity	**3,197.2**	3,186.1
Retained earnings	**357.9**	380.1
Reserves	**(19.2)**	2.6
TOTAL EQUITY	**3,535.9**	3,568.8

(c) Transactions with controlled entities

Tabcorp Holdings Limited

Details of dividends received from controlled entities are set out in note 2.

The amount receivable by the Company is set out in note 8.

The Company entered into the following transactions during the current and prior year with controlled entities:

- loans were advanced and repayments received; and
- management and service fees were received from controlled entities.

All the transactions were undertaken on normal commercial terms and conditions.

(d) Transactions with joint venture operation

Consolidated

Entities in the consolidated group are parties to the joint venture operation as described in note 28.

The Group charges the joint venture operation for the provision of employee, management and asset services. On consolidation, 75% of the charges eliminate (being the Group's interest in the joint venture operation). Charges for the remaining 25% of $37.6 million were received by the Group in 2006 (2005: $37.0 million).

Tabcorp Holdings Limited

The Company is a party to the joint venture operation outlined in note 28.

The Company charges the joint venture operation for the provision of employee, management and asset services. Charges of $14.0 million were received in 2006 (2005: $16.1 million).

30. Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent liabilities

(a) Company

As explained in note 29, the Company has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The Company and all the controlled entities which are a party to the deed have guaranteed the repayment of all current and future external creditors in the event any of these companies are wound-up.

(b) Charges

(i) CCA

The controlled entities denoted (d) in note 29 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion.

(ii) Other

A controlled entity, Tabcorp Participant Pty Ltd, which is a participant in the joint venture described in note 28, has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity

The controlled entities denoted (b) in note 29 have entered into a guarantee and indemnity agreement in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(d) Deed of cross guarantee

The controlled entities denoted (a), (b) and (c) in note 29 have entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The entities which are a party to the deed have guaranteed the repayment of all current and future external creditors in the event any of these companies are wound-up.

(e) Legal challenges

(i) There are outstanding legal actions between controlled entities and third parties as at 30 June 2006. The Group has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the Group, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the Group.

In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the Group considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(ii) Tabcorp Holdings Limited, Tabcorp Manager Pty Ltd, Sky Channel Pty Ltd and Sky Channel Marketing Pty Ltd are defendants to a Victorian Federal Court proceeding issued in June 2005 by ThoroughVision Pty Ltd, alleging various breaches of the Trade Practices Act arising out of various thoroughbred vision broadcasting rights and related issues. At 30 June 2006 the legal proceedings have been stayed pending satisfaction of the conditions precedent to the commercial settlement reached with ThoroughVision Pty Ltd. If the conditions precedent are satisfied all proceedings will be discontinued. The main relief sought is not monetary and the amount of damages sought is not specified.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

30. Contingent liabilities and contingent assets (continued)

Contingent liabilities (continued)

(f) Banking facilities

Entities in the Group are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $20.5 million (2005: $19.6 million).

(g) Undertakings - insurance deductible

Under the Casino Taxes Agreement, Star City Pty Ltd is required to take out insurance in the name of the Casino Control Authority (CCA) in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Star City casino premises. The Agreement allows for a $1 million deductible for each and every loss. Star City Pty Ltd have a 5 day loss deductible (2005: 5 day loss deductible). The Company has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 5 day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $1-2 million (2005: $1-2 million) for any one loss and believe such an event is remote.

(h) Switching station lease

A Tabcorp controlled entity, Sydney Harbour Casino Properties Pty Ltd (SHCP), has entered into a lease with the CCA for a vacant parcel of land adjacent to the Star City Casino. The lease is for the term of the NSW Casino Licence and SHCP prepaid $11.5 million in 1996 in respect of the period of the casino licence term. Under the lease, SHCP is obliged to develop the site and was required to complete construction in 2000. SHCP has requested an extension of time for the development of this site from the CCA. This extension would require the approval of the NSW Minister for Gaming and Racing. Negotiations in relation to this matter are continuing. The book value of the investment in this site as at 30 June 2006 was $11.2 million (2005: $10.5 million).

Contingent assets

(i) Tax audit

The Australian Taxation Office (ATO) issued Star City Pty Ltd (a wholly owned controlled entity of the Group) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 3 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120.0 million prepaid in December 1994 in relation to the Star City casino site.

The Group has provided in full for the unpaid primary tax in dispute in relation to deductions claimed to 30 June 2002 of $31.6 million, and penalties and interest charges of $25.6 million (up to 30 June 2006). Due to the ongoing dispute with the ATO, the Group has not claimed deductions for prepaid rent for the 2003 to 2006 (inclusive) tax years. The primary tax on these deductions is $8.8 million. If the Group is ultimately successful in its claims, the income tax deductions could be claimed.

(j) Indemnity claim

Following a re-determination of Central Monitoring System (CMS) fees by the Independent Pricing and Regulatory Tribunal of NSW (IPART), the Group has submitted claims up to a maximum value of $11.7 million to the New South Wales Government under a Deed of Undertaking and Indemnity up to 31 December 2004. As the recovery of the claims is not certain, no amount has been recognised in the financial statements at 30 June 2006.

31. Business combination

There were no acquisitions in the current year.

Acquisition of Tab Limited - prior year

Shares in Tab Limited, a listed company with wagering, gaming and media operations, were acquired in the prior year during the period July 2004 to September 2004, when 100% equity interest was achieved.

The total cost of the acquisition was $2,250.4 million, which comprised an issue of shares, payment of cash consideration and costs directly attributable to the acquisition. The Group issued 90,154,731 ordinary shares with a fair value of $14.29 each, based on the average volume weighted price of the shares of the Company at the date of exchange.

Tab Limited's gaming business was the operation of linked jackpots and monitoring of gaming machines in NSW. As a condition of approving the acquisition by the Group, the NSW government required the gaming business be divested within 18 months of the date of acquisition. The gaming business was divested on 31 December 2004.

The fair value of the identifiable assets and liabilities of Tab Limited as at the date control was achieved are:

	Consolidated	
	Recognised on acquisition 2005 $m	Carrying value 2005 $m
Assets		
Cash and cash equivalents	45.7	46.0
Receivables	16.3	21.0
Inventories	2.8	3.8
Other assets	5.5	6.6
Assets held for sale	195.8	-
Property, plant and equipment	175.0	336.8
Licences	339.1	311.5
Other intangible assets	152.3	248.1
Deferred tax assets	15.5	10.5
	948.0	984.3
Liabilities		
Payables	(136.9)	(138.1)
Current tax liabilities	(14.9)	(14.9)
Interest bearing liabilities	(350.0)	(350.0)
Deferred tax liabilities	(185.6)	(50.5)
Provisions	(19.5)	(13.3)
	(706.9)	(566.8)
Fair value of identifiable net assets	241.1	417.5
Minority interest adjustment	2.0	
Goodwill arising on acquisition (refer to note 14)	2,007.3	
	2,250.4	
Cost of the combination:		
- Shares issued, at fair value	1,288.3	
- Cash consideration paid	950.9	
- Costs associated with the acquisition	11.2	
Total cost of the combination	2,250.4	
The cash outflow on acquisition is as follows:		
- Net cash acquired with the controlled entity	45.7	
- Cash paid	(959.8)	
Net cash outflow	(914.1)	

From the date control was achieved, Tab Limited contributed $124.5 million to the net profit after tax of the Group in the prior year. As the business combination took place at the beginning of the prior year, the profit for the Group and revenue in the prior year reflect the full year results for Tab Limited.

The key factors contributing to the $2,007.3 million of goodwill include the synergies existing in the acquired business, synergies expected to be achieved as a result of combining Tab Limited with the rest of the Group and future prospects and growth.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

32. Events subsequent to reporting date

Dividends

Since 30 June 2006, the directors have declared a dividend of 45 cents per ordinary share. The total amount of the dividend is $236.2 million.

This has not been provided for in the 30 June 2006 financial statements (refer to note 5).

33. Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise cash, short-term deposits, bank bills, Australian denominated bank loans and notes, and foreign currency denominated notes.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, principally interest rate swaps and cross currency swaps. The purpose is to manage interest rate and currency risks arising from the Group's sources of finance. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk.

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

Cash flow interest rate risk

The Group has a policy of controlling exposure to interest rate fluctuations by the use of fixed and variable rate debt and by the use of interest rate swaps or caps. It has entered into interest rate swap agreements to hedge underlying debt obligations and allow floating rate borrowings to be swapped to fixed rate borrowings. Under these arrangements, the Group will pay fixed interest rates and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2006, after taking into account the effect of interest rate swaps, approximately 86% (2005: 82%) of the Group's borrowings are at a fixed rate of interest.

Foreign currency risk

As a result of issuing private notes denominated in US Dollars, the Group's balance sheet can be affected by movements in the US$/A$ exchange rate. In order to hedge this exposure, the Group has entered into cross currency swaps to fix the exchange rate on the notes until maturity. The Group agrees to exchange a fixed US$ amount in exchange for an agreed A$ amount with swap counterparties and re-exchange this again at maturity. These swaps are designated to hedge the principal and interest obligations under the private notes.

Commodity price risk

The Group is not exposed to commodity price risk.

Credit risk

The credit risk on financial assets which have been recognised on the balance sheet, is the carrying amount, net of any allowance for doubtful debts. The Group is not materially exposed to one individual debtor. The Group minimises credit risk via adherence to a strict cash management policy.

Credit risk in trade receivables is managed in the following ways:

- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world; and
- the provision of non gaming credit is covered by a risk assessment process for customers using the Credit Reference Association of Australia, bank opinions and trade references.

Receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents (including short term deposits and bank bills), the maximum of the Group's exposure to credit risk from default of a counterparty, is equal to the carrying amount of these instruments.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure in respect of interest rate swap contracts and cross currency swap contracts is detailed in note 34.

All investment and financial instrument activity is with approved counterparties with investment grade credit ratings. Compliance with counterparty exposure limits is reviewed on a continuous basis. The aggregate value of transactions are spread amongst the approved counterparties.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and notes.

The Group's policy is that not more than 33% of debt facilities should mature in any 12 month period within the next 3 years, and not more than 25% in the 4th year. At 30 June 2006, 13% (2005: 13%) of the Group's debt facilities will mature in less than one year.

34. Additional financial instruments disclosure

(a) Fair values

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments recognised in the financial statements.

	Carrying amount			Fair value
	2006 $m	2005 $m	**2006 $m**	2005 $m
Consolidated				
Financial assets				
On balance sheet				
Cash	**112.8**	91.6	**112.8**	91.6
Short term deposits	**93.8**	117.8	**93.8**	117.8
Receivables	**34.7**	43.4	**34.7**	43.4
Interest rate swaps [(i)(ii)]	**31.1**	-	**31.1**	-
Interest rate options [(i)(ii)]	**0.3**	-	**0.3**	-
	272.7	252.8	**272.7**	252.8
Financial liabilities				
On balance sheet				
Trade creditors and accrued expenses	**345.4**	306.0	**345.4**	306.0
Bank loans - unsecured [(vi)]	**1,047.0**	1,145.0	**1,047.0**	1,145.0
Medium term notes [(iv)(vi)]				
- fixed interest rate	**385.0**	385.0	**385.8**	399.3
- floating interest rate	**65.0**	65.0	**66.5**	66.7
Private placement [(vi)]				
- US dollar [(v)]	**832.3**	838.6	**832.3**	820.4
- Australian dollar	**100.0**	100.0	**100.0**	100.0
Cross currency swaps [(i)(ii)]	**73.4**	-	**73.4**	-
	2,848.1	2,839.6	**2,850.4**	2,837.4
Off balance sheet				
Interest rate swaps [(i)(iii)]	-	-	-	19.3
Cross currency swaps [(i)(iii)]	-	-	-	1.5
	-	-	-	20.8

(i) Fair values of interest rate swap contracts, interest rate option contracts and cross currency swap contracts represent the estimated cost of cancelling the instruments at balance date.

(ii) Fair values are calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based or market data at the balance sheet date.

(iii) Net fair values determined using independent market quotations and adopting conventional market valuation techniques. Net of transaction costs.

(iv) Fair values determined using independent market quotations.

(v) Fair values are calculated using discounted future cash flow techniques, where estimated cash flows and estimated discount rates are based on market data at the balance sheet date, in combination with restatement to current foreign exchange rates.

(vi) June 2006 excludes the unamortised balance of finance costs.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

34. Additional financial instruments disclosure (continued)

(a) Fair values (continued)

	Carrying amount		Fair value	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Tabcorp Holdings Limited				
Financial assets				
On balance sheet				
Cash assets	**1.3**	0.2	**1.3**	0.2
Short term deposits	**45.3**	0.2	**45.3**	0.2
Receivables	**2,632.6**	2,652.1	**2,632.6**	2,652.1
	2,679.2	2,652.5	**2,679.2**	2,652.5
Financial liabilities				
On balance sheet				
Trade creditors and accrued expenses	**16.1**	6.2	**16.1**	6.2

34. Additional financial instruments disclosure (continued)

(b) Interest rate risk

The Group's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest maturing in: < 1 year $m	1 - 2 years $m	2 - 3 years $m	3 - 4 years $m	4 - 5 years $m	> 5 years $m	Non interest bearing $m	Balance Sheet $m
2006 - Consolidated											
Financial assets											
Cash assets	7	3.6	33.0	-	-	-	-	-	-	79.8	112.8
Short term deposits	7	5.7	93.8	-	-	-	-	-	-	-	93.8
Receivables	8	-	-	-	-	-	-	-	-	34.7	34.7
Interest rate swaps [i][ii]	34(c)	-	(1,700.0)	250.0	-	350.0	300.0	-	800.0	-	-
Total financial assets			(1,573.2)	250.0	-	350.0	300.0	-	800.0	114.5	241.3
Financial liabilities											
Trade creditors and accrued expenses	16	-	-	-	-	-	-	-	-	345.4	345.4
Bank loans - unsecured [i][iii]	17	6.3	1,043.7	-	-	-	-	-	-	-	1,043.7
Medium term notes											
- fixed interest rate [i][iv]	17	6.7	-	-	-	-	-	-	382.3	-	382.3
- floating interest rate [i][iii]	17	6.5	64.8	-	-	-	-	-	-	-	64.8
Private placement											
- US dollar [i][iv]	17	5.5	-	-	-	-	-	-	829.2	-	829.2
- Australian dollar [i][iii]	17	6.9	99.6	-	-	-	-	-	-	-	99.6
Cross currency swaps [i]	34(e)	-	838.6	-	-	-	-	-	(838.6)	-	-
Total financial liabilities			2,046.7	-	-	-	-	-	372.9	345.4	2,765.0
2006 - Tabcorp Holdings Limited											
Financial assets											
Cash assets	7	5.3	1.3	-	-	-	-	-	-	-	1.3
Short term deposits	7	5.7	45.3	-	-	-	-	-	-	-	45.3
Receivables	8	-	-	-	-	-	-	-	-	2,632.6	2,632.6
Total financial assets			46.6	-	-	-	-	-	-	2,632.6	2,679.2
Financial liabilities											
Trade creditors and accrued expenses	16		-	-	-	-	-	-	-	16.1	16.1
Total financial liabilities			-	-	-	-	-	-	-	16.1	16.1

Notes

to the financial report
for the year ended 30 June 2006 (continued)

34. Additional financial instruments disclosure (continued)

(b) Interest rate risk (continued)

	Note	Effective interest rate %	Floating interest rate $m	Interest maturing in: 1 to 5 years $m	Interest maturing in: 5 years or more $m	Non interest bearing $m	Balance sheet $m
2005 - Consolidated							
Financial assets							
Cash assets	7	4.8 - 5.0	22.4	-	-	69.2	91.6
Short term deposits	7	5.4 - 5.7	117.8	-	-	-	117.8
Receivables	8	-	-	-	-	43.4	43.4
Total financial assets			140.2	-	-	112.6	252.8
Financial liabilities							
Trade creditors and accrued expenses	16	-	-	-	-	306.0	306.0
Bank loans - unsecured (i)(iii)	17	6.0 - 6.4	1,145.0	-	-	-	1,145.0
Medium term notes							
- fixed interest rate (i)(iv)	17	6.6	-	-	385.0	-	385.0
- floating interest rate (i)(iii)	17	6.5	65.0	-	-	-	65.0
Private placement							
- US dollar (i)(iv)	17	5.3 - 5.6	-	-	838.6	-	838.6
- Australian dollar (i)(iii)	17	6.5	100.0	-	-	-	100.0
Interest rate swaps (i)(ii)	34(c)	-	(1,700.0)	900.0	800.0	-	-
Cross currency swaps (i)	34(e)	-	838.6	-	(838.6)	-	-
Total financial liabilities			448.6	900.0	1,185.0	306.0	2,839.6
2005 - Tabcorp Holdings Limited							
Financial assets							
Cash assets	7	5.0	-	-	-	0.2	0.2
Short term deposits	7	5.4 - 5.5	0.2	-	-	-	0.2
Receivables	8	-	-	-	-	2,652.1	2,652.1
Total financial assets			0.2	-	-	2,652.3	2,652.5
Financial liabilities							
Trade creditors and accrued expenses	16	-	-	-	-	6.2	6.2
Total financial liabilities			-	-	-	6.2	6.2

(i) The effective interest rate on gross debt at 30 June 2006 was 6.5% (2005: 6.5%) after taking into account the impact of interest rate swaps and cross currency swaps.

(ii) Notional principal amounts.

(iii) Interest on financial instruments classified as floating rate is repriced at intervals of less than one year.

(iv) Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

(c) Financial instruments - interest rate swaps

From 1 July 2005, interest rate swaps meet the requirements to qualify for cash flow hedge accounting and are stated at fair value. The fair value of the swaps at 1 July 2005 was adjusted against the opening balance of the hedging reserve.

These swaps are being used to hedge the exposure to variability in cash flows attributable to movements in the reference interest rate of the designated debt or instrument and are assessed as highly effective in offsetting changes in the cash flows attributable to such movements. Hedge effectiveness is measured by comparing the change in the fair value of the hedged item and the hedging instrument respectively each quarter. Any difference represents ineffectiveness and is recorded in earnings.

The notional principal amounts and periods of expiry of these interest rate swap contracts are as follows:

	Notional amount		**Fair value**	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Less than one year	**250.0**	-	**1.4**	-
One to two years	-	250.0	-	1.6
Two to three years	**350.0**	-	**6.9**	-
Three to four years	**300.0**	350.0	**6.4**	2.1
Four to five years	-	300.0	-	0.2
More than five years	**800.0**	800.0	**16.4**	(23.2)
Notional principal	**1,700.0**	1,700.0	**31.1**	(19.3)
Fixed interest rate range p.a.	**5.2% - 6.0%**	5.2% - 6.0%		

Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps, such that the overall interest expense on borrowings reflects the average cost of funds achieved by entering into the swap agreements.

(d) Financial instruments - interest rate options

During the year, the Group entered into options to enter into interest rate swap agreements with terms of seven years. The Group entered into these instruments to provide certainty that the interest rates applicable to a portion of the future debt will be able to be fixed within a known range of interest rates. The interest rate options expire in September 2006.

These interest rate options are not designated and the fair value has been booked to the profit and loss.

The notional principal amount of swaps to which the options relate and periods of expiry of the options are as follows:

	Notional amount		**Fair value**	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Less than one year	**300.0**	-	**0.3**	-
Ceiling interest rate range p.a	**6.4%**			
Floor interest rate range p.a.	**5.9% - 6.0%**			

34. Additional financial instruments disclosure (continued)

(e) Financial instruments - cross currency swaps

From 1 July 2005, cross currency swap contracts are classified as either cash flow hedges or fair value hedges and are stated at fair value. At 1 July 2005, the fair value of the cross currency swaps classified as cash flow hedges was recognised in the opening balance of the hedging reserve and the fair value of the swaps classified as fair value hedges was recognised in opening retained earnings.

These cross currency swaps are being used to hedge the exposure to the variability in the fair value of the USD debt under the US Private Placement and are assessed as highly effective in offsetting changes in movements in the forward USD exchange rate. Hedge effectiveness is measured by comparing the change in the fair value of the hedged item and the hedging instrument respectively each quarter. Any difference represents ineffectiveness and is recorded in earnings.

The principal amounts and periods of expiry of the cross currency swap contracts are as follows:

	2006		2005	
	Pay principal AUD $m	**Receive principal USD $m**	Pay principal AUD $m	Receive principal USD $m
More than five years	**838.6**	**625.0**	838.6	625.0
Fixed interest rate range p.a.	**-**	**5.3% - 5.6%**	-	5.3% - 5.6%
Variable interest rate range p.a	**6.9%**	**-**	6.5% - 6.6%	-

The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged Private Placement - US dollar borrowings as set out in note 17.

35. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS')

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with AGAAP. These financial statements for the year ended 30 June 2006 are the first annual financial statements the Group is required to prepare in accordance with AIFRS.

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on 1 July 2005 and significant accounting policies meeting those requirements are described in note 1. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004 (the Group's date of transition to AIFRS) and made those changes in accounting policies and other restatements required by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards'.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

AASB 1 transitional exemptions

The Group has made its elections in relation to the transitional exemptions allowed by AASB 1 as follows:

Exemptions from the requirement to restate comparative information for AASB 132 and AASB 139

AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' was not applied for the financial year ended 30 June 2005. These standards have been applied from 1 July 2005.

Business combinations

AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before 1 July 2004).

Share based payment transactions

AASB 2 'Share based Payment' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(a) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004:

		Consolidated			Tabcorp Holdings		
	Ref	AGAAP $m	AIFRS impact $m	AIFRS $m	AGAAP $m	AIFRS impact $m	AIFRS $m
Current assets							
Cash and cash equivalents	(v)	197.1	1.4	198.5	4.8	-	4.8
Receivables	(v) (xii)	53.3	-	53.3	1,165.3	64.5	1,229.8
Inventories		14.0	-	14.0	-	-	-
Other	(v) (vi)	39.1	(5.0)	34.1	5.3	(5.0)	0.3
Assets held for sale		52.0	-	52.0	-	-	-
Total current assets		355.5	(3.6)	351.9	1,175.4	59.5	1,234.9
Non current assets							
Investments in controlled entities	(xiii)	-	-	-	3.3	251.5	254.8
Property, plant and equipment	(x)	1,412.3	(45.9)	1,366.4	3.4	(1.4)	2.0
Licences	(ix)	870.6	38.7	909.3	597.2	-	597.2
Other intangible assets	(ix) (x)	1,528.4	6.4	1,534.8	-	1.4	1.4
Deferred tax assets	(vii) (viii) (xiii)	105.7	1.1	106.8	105.7	(103.1)	2.6
Pension asset	(i)	-	2.3	2.3	-	2.3	2.3
Other	(v) (vi)	73.4	(36.1)	37.3	36.1	(36.1)	-
Total non current assets		3,990.4	(33.5)	3,956.9	745.7	114.6	860.3
TOTAL ASSETS		4,345.9	(37.1)	4,308.8	1,921.1	174.1	2,095.2
Current liabilities							
Payables		193.9	-	193.9	6.5	-	6.5
Interest bearing liabilities		742.0	-	742.0	-	-	-
Current tax liabilities	(v)	35.8	0.2	36.0	31.7	-	31.7
Provisions	(vii) (viii)	76.2	2.1	78.3	1.7	0.2	1.9
Other		1.2	-	1.2	-	-	-
Total current liabilities		1,049.1	2.3	1,051.4	39.9	0.2	40.1
Non current liabilities							
Interest bearing liabilities		1,130.0	-	1,130.0	-	-	-
Deferred tax liabilities	(i) (ii) (xiii)	82.8	164.5	247.3	54.2	(53.4)	0.8
Provisions	(viii)	107.4	0.6	108.0	0.6	0.2	0.8
Other		0.6	-	0.6	-	-	-
Total non current liabilities		1,320.8	165.1	1,485.9	54.8	(53.2)	1.6
TOTAL LIABILITIES		2,369.9	167.4	2,537.3	94.7	(53.0)	41.7
NET ASSETS		1,976.0	(204.5)	1,771.5	1,826.4	227.1	2,053.5

Notes

to the financial report
for the year ended 30 June 2006 (continued)

35. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS') (continued)

(a) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004 (continued):

		Consolidated			Tabcorp Holdings		
	Ref	AGAAP $m	AIFRS impact $m	AIFRS $m	AGAAP $m	AIFRS impact $m	AIFRS $m
Equity							
Issued capital		1,752.9	(43.8)	1,709.1	1,752.9	(3.7)	1,749.2
Retained earnings		223.1	(161.3)	61.8	73.5	230.2	303.7
Reserves		-	0.6	0.6	-	0.6	0.6
Breakdown of impact on issued capital:							
Treatment of non recourse employee share plan loans	(vi)		(41.7)			(3.7)	
Consolidation of employee share plan entity	(v)		(2.1)			-	
			(43.8)			(3.7)	
Breakdown of impact on retained earnings:							
Defined benefit plan	(i)		2.3			2.3	
Tax effect of prior business combinations	(ii)		(163.8)			-	
Consolidation of employee share plan entity	(v)		4.0			-	
Self insured workers' compensation provision	(vii)		(1.8)			-	
Operating leases	(viii)		(0.9)			(0.4)	
Capitalised costs written off	(x)		(0.9)			-	
Share based payments	(vi)		(0.6)			(0.3)	
Reverse prior years' income tax expense recognised for entities in tax consolidation group	(xiii)		-			229.2	
Income tax			0.4			(0.6)	
			(161.3)			230.2	
Breakdown of impact on reserves:							
Share based payments	(vi)		0.6			0.6	
TOTAL EQUITY		1,976.0	(204.5)	1,771.5	1,826.4	227.1	2,053.5

(b) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005:

		Consolidated			Tabcorp Holdings		
	Ref	AGAAP $m	AIFRS impact $m	AIFRS $m	AGAAP $m	AIFRS impact $m	AIFRS $m
Current assets							
Cash and cash equivalents	(v)	206.2	3.2	209.4	0.4	-	0.4
Receivables	(v) (xii)	43.1	0.3	43.4	2,511.3	140.8	2,652.1
Inventories		15.3	-	15.3	-	-	-
Other	(v) (vi)	34.0	(2.1)	31.9	6.9	(2.1)	4.8
Assets held for sale		29.8	-	29.8	-	-	-
Total current assets		328.4	1.4	329.8	2,518.6	138.7	2,657.3
Non current assets							
Investments in controlled entities	(xiii)	-	-	-	3.3	444.3	447.6
Property, plant and equipment	(x)	1,505.6	(62.7)	1,442.9	11.7	(1.4)	10.3
Licences	(ix)	1,201.3	38.0	1,239.3	597.2	-	597.2
Other intangible assets	(iii) (iv) (ix) (x) (xiv)	3,306.8	338.2	3,645.0	-	1.4	1.4
Deferred tax assets	(iii) (vii) (viii) (x) (xiii)	84.9	1.9	86.8	84.9	(83.3)	1.6
Other	(v) (vi)	57.5	(28.3)	29.2	28.3	(28.3)	-
Total non current assets		6,156.1	287.1	6,443.2	725.4	332.7	1,058.1
TOTAL ASSETS		6,484.5	288.5	6,773.0	3,244.0	471.4	3,715.4
Current liabilities							
Payables	(v)	305.5	0.5	306.0	6.2	-	6.2
Interest bearing liabilities		390.0	-	390.0	-	-	-
Current tax liabilities		32.2	-	32.2	25.9	-	25.9
Provisions	(iii) (vii) (viii)	129.2	2.6	131.8	2.0	0.2	2.2
Other		13.9	-	13.9	-	-	-
Total current liabilities		870.8	3.1	873.9	34.1	0.2	34.3
Non current liabilities							
Interest bearing liabilities		2,143.6	-	2,143.6	-	-	-
Deferred tax liabilities	(i) (iii) (xiii)	113.1	297.3	410.4	84.6	(84.2)	0.4
Provisions	(iii) (vii) (viii)	83.6	1.3	84.9	0.9	-	0.9
Other	(i)	0.2	1.4	1.6	-	1.4	1.4
Total non current liabilities		2,340.5	300.0	2,640.5	85.5	(82.8)	2.7
TOTAL LIABILITIES		3,211.3	303.1	3,514.4	119.6	(82.6)	37.0
NET ASSETS		3,273.2	(14.6)	3,258.6	3,124.4	554.0	3,678.4

Notes

to the financial report
for the year ended 30 June 2006 (continued)

35. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS') (continued)

(b) Balance sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005 (continued):

		Consolidated			Tabcorp Holdings		
	Ref	AGAAP $m	AIFRS impact $m	AIFRS $m	AGAAP $m	AIFRS impact $m	AIFRS $m
Equity							
Issued capital		3,074.6	80.2	3,154.8	3,074.6	111.5	3,186.1
Retained earnings		198.6	(97.4)	101.2	49.8	439.9	489.7
Reserves		-	2.6	2.6	-	2.6	2.6
Breakdown of impact on issued capital:							
Share capital increase	(iii)		112.7			112.7	
Treatment of non recourse employee share plan loans	(vi)		(31.0)			(1.2)	
Consolidation of employee share plan entity	(v)		(1.5)			-	
			80.2			111.5	
Breakdown of impact on retained earnings:							
Defined benefit plan	(i)		(1.1)			1.6	
Tax effect of prior business combinations	(ii)		(163.8)			-	
Write back of goodwill amortisation	(iv)		160.0			-	
Consolidation of employee share plan entity	(v)		5.5			-	
Self insured workers' compensation provision	(vii)		(1.8)			-	
Operating leases	(viii)		(1.0)			(0.2)	
Amortisation of reclassified licence	(ix)		(0.6)			-	
Capitalised costs written off	(x)		(1.2)			-	
Share based payments	(vi)		(2.7)			(1.3)	
Impairment	(xiv)		(93.2)			-	
Reverse income tax expense recognised for entities in tax consolidation group	(xiii)		-			439.6	
Income tax			2.5			0.2	
			(97.4)			439.9	
Breakdown of impact on reserves:							
Share based payments	(vi)		2.6			2.6	
TOTAL EQUITY		3,273.2	(14.6)	3,258.6	3,124.4	554.0	3,678.4

(c) Income statement for the year ended 30 June 2005:

Continuing Operations	Ref	Consolidated AGAAP $m	Consolidated AIFRS impact $m	Consolidated AIFRS $m	Tabcorp Holdings AGAAP $m	Tabcorp Holdings AIFRS impact $m	Tabcorp Holdings AIFRS $m
Total operating revenues		3,760.6	-	3,760.6	25.7	-	25.7
Other revenues	(v)	55.0	1.5	56.5	606.4	-	606.4
Revenues		3,815.6	1.5	3,817.1	632.1	-	632.1
Other income	(xi)	307.1	(303.6)	3.5	0.2	(0.1)	0.1
Government taxes and levies		(991.1)	-	(991.1)	-	-	-
Commissions and fees	(vii)	(790.5)	2.0	(788.5)	(11.6)	-	(11.6)
Employment costs	(i) (vi)	(549.6)	(4.8)	(554.4)	(22.2)	(1.0)	(23.2)
Depreciation and amortisation	(ix)	(145.8)	(0.6)	(146.4)	(0.8)	-	(0.8)
Goodwill amortisation	(iv)	(160.0)	160.0	-	-	-	-
Property rentals, rates and maintenance	(viii)	(66.9)	(0.1)	(67.0)	(1.4)	0.2	(1.2)
Computer costs		(24.2)	-	(24.2)	(0.2)	-	(0.2)
Advertising and promotions		(68.9)	-	(68.9)	(2.4)	-	(2.4)
Written down value of non current assets and businesses sold	(xi)	(303.6)	303.6	-	(0.1)	0.1	-
Insurance costs		(8.0)	-	(8.0)	(0.4)	-	(0.4)
Stock exchange expenses		(2.2)	-	(2.2)	(2.2)	-	(2.2)
Professional and contract services		(14.5)	-	(14.5)	(6.1)	-	(6.1)
Audit and review services		(1.8)	-	(1.8)	(0.4)	-	(0.4)
Finance costs	(vii)	(180.1)	(2.0)	(182.1)	-	-	-
Other expenses	(x)	(241.9)	(0.3)	(242.2)	(5.8)	-	(5.8)
Profit before income tax expense and impairment		573.6	155.7	729.3	578.7	(0.8)	577.9
Impairment	(xiv)	-	(93.2)	(93.2)	-	-	-
Profit before income tax expense		573.6	62.5	636.1	578.7	(0.8)	577.9
Income tax expense	(xiii)	(202.8)	2.1	(200.7)	(209.1)	211.2	2.1
Net profit		370.8	64.6	435.4	369.6	210.4	580.0
Net profit attributable to minority interest		(2.0)	-	(2.0)	-	-	-
Net profit attributable to members of the parent entity from continuing operations		368.8	64.6	433.4	369.6	210.4	580.0

Notes

to the financial report
for the year ended 30 June 2006 (continued)

35. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS') (continued)

(d) Notes to the reconciliations

(i) AASB 119 'Employee Benefits'

The Group recognises movements in the net position of its defined benefit plan through the income statement, except for the portion of the movement that is attributable to actuarial gains or losses, which is recognised directly in retained earnings. Under AGAAP, only cash contributions to the plan were recognised in the income statement.

(ii) AASB 112 'Income Taxes'

The Group is required to recognise deferred tax liabilities in respect of land and buildings and finite life intangibles. Such deferred taxes are not recognised under AGAAP. On transition, deferred taxes are recognised by an adjustment to retained earnings.

(iii) Tab Limited - acquisition

In relation to the Tab Limited business combination, accounting under AIFRS differs to that under AGAAP as follows:

- Under AGAAP the market value of shares issued by the Company as acquisition consideration had been discounted to represent the notional price at which the securities could be placed in the market. No discount is applied under AIFRS, resulting in an increase in issued capital of $112.7 million.
- Under AASB 112 'Income Taxes', additional deferred tax liabilities have been recognised in relation to certain intangible assets and land and buildings amounting to $135.1 million.
- Under AIFRS, the net assets of Tab Limited at the acquisition date decreased by $0.7 million when compared to AGAAP, due to item (viii) below.
- As a result of the above items, goodwill in relation to the business combination increased by $248.5 million.

(iv) AASB 3 'Business Combinations'

Goodwill is not amortised under AASB 3 'Business Combinations', but was amortised under AGAAP.

(v) UIG 112 'Consolidation - Special Purpose Entities'

The Group's employee share plan entity (Tabcorp Employee Share Administration Pty Ltd) is treated as a controlled entity and is consolidated. The entity was not consolidated under AGAAP.

(vi) AASB 2 'Share based Payment'

Limited recourse employee share plan loans are deemed to be a share based payment and are recognised as a reduction in issued capital. Under AGAAP, the value of the loans were recognised as receivables.

Performance options and share rights issued by the Company after 7 November 2002 that had not vested by 1 January 2005 have been expensed over the vesting period, with a corresponding increase in the Employee Equity Benefit Reserve.

(vii) AASB 137 'Provisions, Contingent Liabilities and Contingent Assets'

The Group recognises a prudential margin in relation to the self insurance for workers' compensation claims. A prudential margin was not included in the provision calculated under AGAAP.

Discount expense on a provision is to be recognised as a finance cost under AIFRS. The discount expense on the provision for Management agreement - Gold Coast and Brisbane casinos has been reclassified from commissions and fees expense under AGAAP to finance costs under AIFRS.

(viii) AASB 117 'Leases'

Scheduled increases are recognised on a straight line basis over the life of the lease. Under AGAAP such increases were recognised when paid.

(ix) AASB 1 'First-time adoption of Australian Equivalent to International Financial Reporting Standards'

The Group has reclassified an amount of $38.7 million from goodwill to licences in relation to a licence acquired in a previous business combination. The amortisation of this reclassified licence has the effect of reducing profit.

(x) AASB 138 'Intangible Assets'

Intangible assets previously capitalised under AGAAP have been written off under AIFRS where they do not meet the recognition criteria for an intangible asset.

Computer software is classified as an intangible asset under AIFRS, but was classified as property, plant and equipment under AGAAP.

The costs capitalised by the Group in relation to the Gold Coast Convention and Entertainment Centre are classified as an intangible asset under AIFRS, but were classified as property, plant and equipment under AGAAP.

(xi) AASB 101 'Presentation of Financial Statements'

Gains and losses on the disposal of non current assets are reported by deducting from the proceeds on disposal the carrying amount of the asset and related selling expenses. Under AGAAP, the amounts were shown on a gross basis.

(xii) Intercompany

There has been an increase in the intercompany receivables balance between Tabcorp Holdings Limited and its controlled entities as a result of AIFRS transitional adjustments.

(xiii) UIG 1052 'Tax Consolidation Accounting'

Under AGAAP, as head of the tax consolidation group, the Company accounted for the current and deferred tax balances of the Tabcorp tax consolidation group and recognised the income tax expense of the tax consolidation group. Under AIFRS, as a result of adopting UIG 1052, the current and deferred tax balances are accounted for by each controlled entity in the Group. Income tax expense recognised in prior years under tax consolidation (2003, 2004 and 2005) has been reversed resulting in a gain to the Company and losses to other members of the tax consolidation group. These amounts are recognised in retained earnings on transition to AIFRS, and as income tax expense in the 2005 year. The Company is deemed to have made an equity contribution to each of the members of the tax consolidation group for an amount equivalent to the gain recognised in retained earnings and income tax expense.

(xiv) Impairment of goodwill

A write down of goodwill in the wagering segment applicable to the acquisition of Tab Limited of $93.2 million has been recognised effective 30 June 2005. The write down represents a deterioration in wagering growth in New South Wales as a result of the split picture issue. The impairment has been recognised following an increase in goodwill applicable under AIFRS as outlined in item (iii).

(e) Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

(f) Adjustments on transition to AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' at 1 July 2005

In the current financial year the Group adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139: 'Financial Instruments: Recognition and Measurement'.

The adoption of AASB 139: 'Financial Instruments: Recognition and Measurement' has resulted in the Group recognising all derivative financial instruments as assets or liabilities at fair value and interest bearing loans and borrowings at amortised cost (being the present value of expected future principal and interest cash flows), unless the borrowings are hedged under a fair value hedge in which case they are carried at the fair value attributable to the risks that are being hedged. This change has been accounted for by adjusting the opening balance of equity (retained earnings and hedging reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

Notes

to the financial report
for the year ended 30 June 2006 (continued)

35. Transition to Australian equivalents of International Financial Reporting Standards ('AIFRS') (continued)

(f) Adjustments on transition to AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' at 1 July 2005 (continued)

	Consolidated			Tabcorp Holdings		
	AIFRS 30 June 2005 $m	Adjustment $m	AIFRS 1 July 2005 $m	AIFRS 30 June 2005 $m	Adjustment $m	AIFRS 1 July 2005 $m
Current assets						
Cash and cash equivalents	209.4	-	209.4	0.4	-	0.4
Receivables	43.4	-	43.4	2,652.1	-	2,652.1
Inventories	15.3	-	15.3	-	-	-
Other	31.9	(13.3)	18.6	4.8	-	4.8
Assets held for sale	29.8	-	29.8	-	-	-
Total current assets	329.8	(13.3)	316.5	2,657.3	-	2,657.3
Non current assets						
Investments in controlled entities	-	-	-	447.6	-	447.6
Property, plant and equipment	1,442.9	-	1,442.9	10.3	-	10.3
Licences	1,239.3	-	1,239.3	597.2	-	597.2
Other intangible assets	3,645.0	-	3,645.0	1.4	-	1.4
Deferred tax assets	86.8	0.8	87.6	1.6	-	1.6
Other	29.2	3.9	33.1	-	-	-
Total non current assets	6,443.2	4.7	6,447.9	1,058.1	-	1,058.1
TOTAL ASSETS	6,773.0	(8.6)	6,764.4	3,715.4	-	3,715.4
Current liabilities						
Payables	306.0	-	306.0	6.2	-	6.2
Interest bearing liabilities	390.0	-	390.0	-	-	-
Current tax liabilities	32.2	-	32.2	25.9	-	25.9
Provisions	131.8	-	131.8	2.2	-	2.2
Other	13.9	-	13.9	-	-	-
Total current liabilities	873.9	-	873.9	34.3	-	34.3
Non current liabilities						
Interest bearing liabilities	2,143.6	(29.2)	2,114.4	-	-	-
Deferred tax liabilities	410.4	-	410.4	0.4	-	0.4
Provisions	84.9	-	84.9	0.9	-	0.9
Other	1.6	23.1	24.7	1.4	-	1.4
Total non current liabilities	2,640.5	(6.1)	2,634.4	2.7	-	2.7
TOTAL LIABILITIES	3,514.4	(6.1)	3,508.3	37.0	-	37.0
NET ASSETS	3,258.6	(2.5)	3,256.1	3,678.4	-	3,678.4
Equity						
Issued capital	3,154.8	-	3,154.8	3,186.1	-	3,186.1
Retained earnings	101.2	0.7	101.9	489.7	-	489.7
Reserves	2.6	(3.2)	(0.6)	2.6	-	2.6
TOTAL EQUITY	3,258.6	(2.5)	3,256.1	3,678.4	-	3,678.4

Directors' declaration

In the opinion of the Directors of Tabcorp Holdings Limited ('the Company'):

a) the financial statements and notes of the Company and of the Group are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's and the Group's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 29 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of directors.

Michael B. Robinson AO
Chairman

Melbourne
24 August 2006

Independent audit report

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of Tabcorp Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of recognised income and expense, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Tabcorp Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Tabcorp Holdings Limited is in accordance with:
   (a) the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of Tabcorp Holdings Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) other mandatory financial reporting requirements in Australia.

Ernst & Young — Mary B. Waldron

Ernst & Young

Mary B. Waldron
Partner

Melbourne
24 August 2006

Liability limited by a scheme approved under Professional Standards Legislation

Five year review

	2006 $million	2005 $million	2004 $million	2003 $million	2002 $million
Total revenue	3,834.8	3,817.1	2,500.0	1,937.1	1,967.7
EBITDA	1,059.1	1,046.2	739.0	525.9	543.8
Profit before interest and tax	851.5	806.6	570.0	420.7	435.3
Profit after income tax	543.4	433.4	311.0	252.6	261.0
Profit after income tax (pre impairment/goodwill)[1]	611.9	526.6	370.7	270.6	278.9
Dividend[2]	467.2	423.4	330.3	245.4	235.3
Cash and deposits	206.6	209.4	197.0	118.8	126.8
Other current assets	72.0	120.4	158.4	39.6	35.6
Licences and other intangibles	1,456.9	1,440.0	1,118.6	1,081.8	1,033.7
Goodwill	3,384.6	3,444.3	1,280.6	292.9	311.1
Other non current assets	1,635.2	1,558.9	1,591.3	866.4	906.5
Total assets	6,755.3	6,773.0	4,345.9	2,399.5	2,413.7
Current interest-bearing liabilities	390.0	390.0	742.0	450.9	144.0
Other current liabilities	506.2	483.9	307.1	238.2	291.3
Non-current interest-bearing liabilities	2,029.6	2,143.6	1,130.0	315.0	632.9
Other non-current liabilities	466.6	496.9	190.8	75.5	69.1
Total liabilities	3,392.4	3,514.4	2,369.9	1,079.6	1,137.3
Shareholders' funds	3,362.9	3,258.6	1,975.9	1,319.9	1,276.4
Capital expenditure	236.1	119.5	101.2	58.0	46.8
	cents	**cents**	**cents**	**cents**	**cents**
Earnings per share - pre impairment/goodwill[1]	116.6	101.9	92.5	73.5	74.8
Earnings per share - post impairment/goodwill[1]	103.6	83.9	77.6	68.7	70.0
Dividends per share[2]	89.0	81.0	71.0	67.0	63.0
Operating cash flow per share[3]	96.6	107.8	85.8	90.7	100.0
Return on shareholders' funds - pre impairment/goodwill[1,4]	18.1%	15.6%	21.5%	20.1%	20.3%
Return on shareholders' funds - post impairment/goodwill[1,4]	16.1%	12.9%	18.1%	18.8%	19.0%
Net assets per share	$6.41	$6.25	$4.67	$3.61	$3.42
Operating revenue	**$million**	**$million**	**$million**	**$million**	**$million**
Wagering	1,317.0	1,319.8	446.2	426.8	403.6
Gaming and Network Games	1,046.2	1,022.2	924.3	848.1	917.6
Casinos	1,330.1	1,274.9	1,065.3	631.2	611.9
Media	113.6	127.4	-	-	-
International	9.4	10.0	9.2	-	-
Unallocated	-39.3	6.3	17.8	-	-
Total	3,776.9	3,760.6	2,462.8	1,906.1	1,933.1

EBITDA - Earnings before interest, tax, depreciation and amortisation. AIFRS used as basis for preparation for 2005 and 2006 data whilst AGAAP used for 2004 and years prior to that.

1 After income tax before impairment (AIFRS) or goodwill amortisation (AGAAP).

2 Dividends attributable to the year, but which may be payable after the end of the period.

3 Net operating cash flow per the statement of cashflows does not include payments for, or proceeds from the sale of, property plant and equipment, whereas these items are included in the calculation for the operating cash flow per share ratio. Note that for the 2005 calculation, $46.2 million in proceeds from the sale of the Harris St Ultimo building was excluded from the calculation.

4 Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 have been increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7%, and the reported return on shareholders' funds (post goodwill) would be 13.1%.

Shareholder communications

Become an eShareholder

Shareholders are encouraged to receive their dividend statements and all shareholder communications electronically, which helps reduce the impact on the environment and costs associated with printing and sending annual reports, dividend statements and other materials by mail. By becoming an eShareholder, you also avoid mailing delays as your documents are sent and received on payment date. Shareholders can make their selections using the on-line share registry facility.

Direct credit of dividends

Shareholders may elect to receive their dividend payments into a nominated bank account with an Australian financial institution. Direct credit is a quick and convenient way of obtaining dividend payments immediately as payments are electronically credited on payment date. You also reduce the likelihood of mail fraud and cheques that are not banked or misplaced. Shareholders can add or change bank account details using the on-line share registry facility or by contacting the share registry.


Tabcorp
Investor Centre
Shareholder Centre
Become an eShareholder
Share Registry Login
Shareholders can use the on-line Share Registry Login Facility to conduct standard shareholding enquiries and transactions, including.
If you are unsure about anything regarding your shareholding please contact the share registry.
Shareholders are encouraged to use the on-line Share Registry Login Facility to quickly and accurately update their details and reduce the impact on the environment and cost associated with printing and sending annual reports, dividend cheques and other materials by mail

www.tabcorp.com.au

The Company's website quickly and conveniently keeps shareholders informed about Tabcorp's activities and its performance. The annual and half yearly reports to shareholders, interim and preliminary results, webcasts of results and Annual General Meeting presentations, major news releases and other Company statements are available on the website.

Dividend Reinvestment Plan (DRP)

As an alternative to receiving your dividends by cash or direct credit, shareholders may elect to participate in the DRP. The DRP allows shareholders to increase their share portfolio by utilising their dividends to purchase additional Tabcorp shares. DRP election forms can be downloaded from our website at www.tabcorp.com.au.

Removal from annual report mailing list

Tabcorp currently produces 155,000 copies of its annual and half yearly reports. You can help reduce this amount by electing not to receive a copy of the Company's annual and half yearly reports. The annual report and all major Company announcements are available on the Company's website. If you elect not to receive these reports, you will continue to receive notice of meetings, proxy forms and other correspondence. Shareholders can make their selections using the on-line share registry facility or by contacting the share registry (refer to details on the next page).

On-line Share Registry Facility

The Company's website has an on-line share registry facility that enables shareholders to conduct standard shareholding enquiries and transactions, including:

- Elect to become an eShareholder
- Download historic dividend statements
- Check current shareholding balances
- Annual report elections
- Elect to receive dividend payments by direct credit
- Participation in the Dividend Reinvestment Plan
- Tax File Number / Australian Business Number notification
- Change of registered address


Tabcorp
the bigger better game
Australia's premier gambling and entertainment group.

Company directory

Registered Office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Stock Exchange Listing

Tabcorp Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'. The Company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Auditors

Ernst & Young – External auditors

KPMG – Internal auditors

Divisional Offices

Queensland Divisional Office

Level 3
159 William Street
Brisbane QLD 4000
Telephone: 07 3228 0000

Divisional Offices (continued)

Star City

80 Pyrmont Street
Pyrmont NSW 2009
Reservations: 1800 700 700
Telephone: 02 9777 9000
Website: www.starcity.com.au

Conrad Jupiters

Broadbeach Island
Gold Coast QLD 4218
Reservations: 1800 074 344
Telephone: 07 5592 8100
Website: www.conrad.com.au/jupiters

Conrad Treasury

George Street
Brisbane QLD 4000
Reservations: 1800 506 889
Telephone: 07 3306 8888
Website: www.conrad.com.au/treasury

Jupiters Townsville

Sir Leslie Thiess Drive
Townsville QLD 4810
Reservations: 1800 079 210
Telephone: 07 4722 2373
Website: www.jupiterstownsville.com.au

New South Wales Divisional Office

495 Harris Street
Ultimo NSW 2007
Telephone: 02 9218 1000

Sky Channel / 2KY Radio

79 French's Forest Road
French's Forest NSW 2086
Telephone: 02 9451 0888
Website: www.skychannel.com.au

Key Dates

2006

Annual General Meeting (Carlton Crest, Melbourne)	27 November

2007*

Half-year results announcement	21 February
Ex-dividend for interim dividend	27 February
Record date for interim dividend	5 March
Interim dividend payment	11 April
End of financial year	30 June
Full-year results announcement	23 August
Ex-dividend for final dividend	28 August
Record date for final dividend	3 September
Final dividend payment	8 October
Annual General Meeting	26 November

** These dates may change. See the Company's website for updates.*

About this Annual Report

Tabcorp's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full financial statements. A copy of Tabcorp's full financial statements is available, free of charge, on request and can be accessed via the Company's website at www.tabcorp.com.au.

Currency

References to currency are in Australian dollars unless otherwise stated.

Copyright

Investment warning

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. Tabcorp strongly recommends investors seek independent professional advice before making investment decisions.

Privacy

Tabcorp respects the privacy of its stakeholders. Tabcorp's Privacy Policy is available on the Company's website at www.tabcorp.com.au


the
bigger
better
game
tabcorp